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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Aggreko

*CURRENT ADDRESS:

PROCESSED

OCT 16 2008

THOMSON REUTERS

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FILE NO. 82- 04659 FISCAL YEAR 12-31-07

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DAT : 10/15/08

082-04659

REPORT 2007

Aggreko plc Annual Report and Accounts 2007

ARLS
12-31-07

aggreko

Contributors towards our success in 2007 were: [illegible]

CONTENTS

This document is important and requires your immediate attention. If you are in any doubt as to the action you should take, you should contact an appropriate independent adviser immediately. If you have sold or otherwise transferred all of your shares in Aggreko plc you should forward this document to the purchaser or transferee, or the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



On our website
Visit our investors' section at
www.aggreko.com/investors for the following:
- Preliminary Results Announcement 2007
- Annual Reports and Accounts
- Preliminary Results Presentation
- Interactive Charting 2000-2007
- Major Projects 2007 – Image Gallery

OUR PERFORMANCE

Financial highlights

	2007	2006[1]	Movement As reported %	Movement Constant Currency %
Revenue £m	**693.2**	540.7	28.2	35.1
Trading profit £m	**132.9**	86.7	53.3	64.5
Profit before tax £m	**124.2**	83.1	49.4	
Diluted EPS pence	**30.02**	19.87	51.1	
Dividend per share pence[2]	**8.06**	6.72	20.0	

Revenue
£m


2007 693.2
2006 540.7
2005 417.7
2004 323.6
2003 331.8

Trading profit[1]
£m


2007 132.9
2006 86.7
2005 59.6
2004 45.1
2003 42.1

Profit before tax[1]
£m


2007 124.2
2006 83.1
2005 56.4
2004 42.5
2003 40.1

Diluted eps[1]
Pence


2007 30.02
2006 19.87
2005 13.72
2004 10.79
2003 10.14

Dividend per share
Pence


2007 8.06²
2006 6.72
2005 6.11
2004 5.82
2003 5.65

[1] 2004 and 2006 numbers are pre-exceptional items.
[2] The Board is recommending a final dividend of 5.02 pence per ordinary share, which, when added to the interim dividend of 3.04 pence, gives a total for the year of 8.06 pence per ordinary share.

WHAT WE DO

Our business

Aggreko provides solutions to customers who need power, temperature control, or oil-free compressed air either very quickly, or for a short period of time.

We do this on a global basis, with 121 service centres and offices in 31 countries; in 2007 we served customers in more than 100 countries.

The solutions we provide range from the simple to the very complex, for example:

- the hire of a generator over a weekend for a private party;
- the design and operation of the temporary power infrastructure for the Olympic Games;
- multi-million pound contracts to help maintain production in petrochemical plants;
- air conditioning for an office building after a breakdown; and
- power for entire cities in times of shortage.

The distinguishing features of our business are:

- The products and services we provide are mission-critical. Power, temperature control, and oil-free compressed air are services on which our customers are totally dependent. Most of them use our services only occasionally – but when they do, they rely on us to keep their business or country running.
- We operate globally. This means that we can respond to events as they happen anywhere around the world.
- We are organised to address all segments of the market – we excel in managing major multi-million pound projects on an international basis, as well as thousands of short-term rentals on a local basis.
- We are completely focused on the rental of power, temperature control and oil-free compressed air. We have technical expertise, equipment, skills and experience on a scale, and to a depth, that we believe nobody else can rival.

As a result, Aggreko has grown to be the market leader, with outstanding people, strong customer relationships and an excellent reputation.

WHERE WE DO IT

Our locations

Aggreko is a locally-focused business that has a global reach through an international network of service centres spanning Europe, North, Central & South America, as well as in the Middle East, Asia and Australasia.

We combine local knowledge with global capability. Our staff have on-the-ground experience in their own markets, while having access to the knowledge of colleagues all over the world.

Being close to our customers means we can be there in an emergency, able to respond quickly to their needs. At the same time, as a global business, we can use our resources strategically, moving staff and equipment around the world to wherever our customers need them.

Our service centres and offices are in:

Europe
Antwerp
Berlin
Leipzig
Hamburg
Munich
Frankfurt
Aachen
Dorsten
Barcelona
Madrid
Paris
Lille
Mulhouse
Lyon
Nantes
Marseilles
Bordeaux
Toulouse
Le Havre
Portlaoise
Milan
Padova
Moerdijk
Luxembourg
Oslo
Egersund
Helsinki
Gothenberg
Cannock
Glasgow
Aberdeen
Dumbarton
Doncaster
Newcastle
Manchester
Fareham
Plymouth
Great Yarmouth
Port Talbot
London
Bristol
Bedford
Nuneaton
Middle East
Abu Dhabi
Jebel Ali
Sharjah
Bahrain
Kuwait
Doha
Jeddah
Al Khobar
Yanbu
Muscat
Kazakhstan
Asia
Shanghai
Singapore
Africa
Lagos
Australasia
Darwin
Newcastle
Townsville
Kalgoorlie
Karratha
Sydney
Brisbane
Melbourne
Perth
Auckland
South America
Rio de Janeiro
Macae
Manaus
Campinas
Santiago
Puerto Mont
Antofagasta
Caracas
Central America
Mexico City
North America
Mobile
Baton Rouge
Lake Charles
Houston
Beaumont
Dallas
New Iberia
New Orleans
San Antonio
Corpus Christi
Oklahoma City
McAllen
Bridgeport
Boston
Linden
Baltimore
Chicago
Detroit
Cleveland
St. Louis
Kansas City
Memphis
Nashville
Charleston
Cincinnati
Calvert City
Decatur
Jacksonville
Atlanta
Fayetteville
Columbia
Richmond
Denver
Los Angeles
San Francisco
Benicia
Rancho Dominguez
Las Vegas
Phoenix
Hollywood
Tampa
Miami
Chickasha
San Juan
Toronto
Sarnia
Edmonton
Montreal

OUR BUSINESS MODELS

Aggreko is organised around two different business models

Local business

Our Local business focuses on the smaller, more frequently occurring, events. Although most of this business has a lead-time of more than12 hours, about 25% of its revenues come from responding to emergencies. It is therefore essential to have the capability to deploy equipment and people to the customer's site within a matter of hours.

This business operates from 121 service centres in Europe, North, Central & South America, the Middle East, Asia and Australasia. These service centres look after customers who are normally within a radius of 150 miles and they offer the complete range of our products and services.

A typical contract in this business would be worth around £3,000 and last 2-3 weeks. In 2007 the Local business accounted for 71% of our revenues excluding pass-through fuel[1], amounting to some £452.6 million.

International Power Projects

Our International Power Projects business concentrates on very large power contracts. Most projects in this business are worth over £1 million and some can be worth over £10 million.

Customers are mainly in developing countries and include power utilities, governments, armed forces, oil companies and mining companies. A typical contract in this business would be for the rental of 20-25 megawatts (enough to power over 10,000 households) for 6-9 months.

We use standardised equipment: 1 megawatt containerised units of our own design assembled in our own factory in Scotland. These generators are designed specifically to be easily transportable, reliable and robust. Power projects can arise anywhere in the world and the required response time is generally days or weeks rather than hours.

To support these projects we concentrate our fleet in a small number of hubs – in South America, Europe, the Middle East and Asia. From each hub large amounts of equipment can be shipped or flown rapidly to wherever it is needed. In 2007, our International Power Projects business generated revenues of £181.2 million, or 29% of Aggreko's total revenue excluding pass-through fuel revenue[1].

[1] Pass-through fuel revenue relates to contracts in our International Power Projects business in Sri Lanka and Uganda where we provide fuel on a pass-through basis.

OUR BUSINESS MODELS

Who are our customers?

Aggreko serves every industry that uses power, temperature control, or oil-free compressed air, making our customer-base very diverse, both in terms of geography and market segment.

Aggreko revenue by customer segment
Excluding pass-through fuel revenue



1	Utilities	29%
2	Manufacturing	10%
3	Petrochemical and refining	9%
4	Construction	8%
5	Oil and gas	7%
6	Military	7%
7	Contracting	6%
8	Services	6%
9	Events	5%
10	Other	13%

Source: Aggreko internal reports

Aggreko revenue by geography
Excluding pass-through fuel revenue



1	North America	27%
2	Europe	26%
3	Middle East and Africa	32%
4	Asia and Australasia	10%
5	South America	5%

Source: Aggreko internal reports

Competitive environment

Our biggest competitors are not rental companies, but equipment manufacturers. When customers need equipment, they have the choice to buy, or to rent. Most customers choose to buy, rather than rent, equipment although the decision over which path to take will depend on many different factors. So in terms of pricing and service, we always have to be focused on the fact that customers have a choice, not only from other rental companies, but also from manufacturers.

The barriers to entry in our business are low; many companies, small and large drift in and out of rental and competition in each market is fierce. However, to have global scale in our business requires significant distribution, technical expertise, and a great deal of capital investment. Over the last ten years, several of the world's largest companies have tried to build global scale, but none have been willing to match Aggreko's rate of investment in fleet and global distribution. There is no single competitor that operates across the same breadth of geography and product markets as Aggreko.

Typically, competitors in the Local business are either privately-owned specialist rental businesses, or divisions of large plant-hire companies. Most of them operate in a single country, and often in just a particular part of a country. In most countries, competition is intense, but the competitors will tend to vary country by country. There are a relatively small number of larger companies which compete with us across a number of countries.

To compete on a global basis in the International Power Projects business requires a large fleet and the ability to sell and deploy it around the world. No other company has the integrated global network that Aggreko has developed which allows us to move equipment rapidly around the world to areas of high demand. In many countries sizable local companies, who will often be the distributors of major manufacturers such as Caterpillar, Cummins or Alstom, compete with us for contracts.

THE MARKET

Our market

Customers come to Aggreko when they need power, temperature control or oil-free compressed air. They might need it very quickly, for example when a power transformer fails in the local electricity grid, or they may need it for such a short period of time that it is not economically viable to purchase a permanent installation. For example, a major sporting event might use additional power and temperature control for only a few days.

The nature of Aggreko's business means that it is 'event-driven' – our customers turn to us when something unusual happens. Events range from the very large and infrequent to the small and recurrent, such as local power failures.

Examples of high-value, infrequent events or situations we have worked on include:

- Large-scale power shortage – Kenya, Sri Lanka and Venezuela.
- Major sporting events – Ryder Cup, Football World Cup, SuperBowl.
- Natural disasters – Hurricanes Katrina and Rita in 2005.
- Military and aid agency support for post-conflict re-construction – Middle East, Africa and the Balkans.

Examples of lower-value, more frequent, events on which we might work are:

- An oil refinery needs additional cooling during the summer to maintain production throughput.
- A glass manufacturer suffers a breakdown in its plant and needs power and oil-free-air compressors while its own equipment is being repaired.
- A city centre needs chillers to create an ice-rink for the Christmas period.

THE MARKET

How big is the market, and what is our market share?

Because we operate in very specific niches of the rental market – power, temperature control and oil-free compressed air – and across a very broad geography, it is very difficult to estimate the size of our market.

A complicating fact is that our own activities serve to create market demand – Rwanda and the Yemen did not figure highly in our market forecasts in 2003, but are now important customers as a result of our sales efforts. Furthermore, our market is event-driven – and major events such as hurricanes in North America, Olympic Games, or major droughts in Africa can influence market size in the short-term.

As there is no third-party research that exactly matches our business, we have to use a number of different approaches to estimate the size of the global market. All of our measurements of market size relate to rental revenue, as services revenues such as fuel and freight are highly volatile, and do not have any reflection on underlying market size.

For most OECD countries in which we operate, we use three techniques:

- Supply-side estimation. We use market intelligence to estimate the supply-side – i.e. how large our competitors are. This is notoriously inaccurate, as competitors often have much broader product ranges, and it is extremely difficult to work out how much of their revenue comes specifically from generators, and how much from the many other lines of equipment they may offer.

- Demand-side estimation. In our Local business, the implementation of our new IT system, and a much sharper emphasis on sector-based marketing, is helping us to develop an improved understanding of our revenue by sector and customer. For our International Power Projects business, we have invested considerable effort in proprietary research with professional economists to develop models which forecast the supply of, and demand for, power.

- Third-party data, where it is available.

By triangulating these techniques, we develop an estimate of market size. In 2003, as part of our strategy review, we estimated that the world-wide market was worth around £1.1 billion, and that it would grow to about £1.3 billion by 2006. We have since done a great deal of further analysis, and our latest view is that the 2003 estimate was pretty accurate for the market size at that time, but, given our own growth over the period, our judgement is that the market has since grown slightly faster than we anticipated, and we now estimate it was in the range of £1.3 billion to £1.5 billion in 2006.

Given our rental revenues of £489 million in 2007, this would imply an Aggreko world-wide share of sales of around 33%. Behind this lies enormous variation. In many non-OECD countries, where the rental market is barely developed, and where we are called in to provide temporary utility power, we may have a very high market share for the period of the project, but none when it ends. In OECD countries where the rental markets are better developed, our share of sales will generally be lower than the 33% we estimate for our global share of sales. However, in nearly all the major markets in which we operate, Aggreko is the largest or second-largest player.

What is driving market growth?

Growth in Aggreko's Local business is driven by four main factors:

- GDP – as an economy grows, so does demand for energy.
- Propensity to rent – how inclined people are to rent rather than buy. This is driven by issues such as the tax treatment of capital assets and the growing awareness and acceptance of outsourcing.
- Price – this is linked to the first two, but is also dependent on rental equipment availability: if there is a surplus, prices will decline, and in times of shortage, prices will increase.
- Events – high-value/low-frequency events change the size of a market, although only temporarily. For example, the scale of Hurricane Katrina in 2005 led to a short-term surge in temporary power demand in the areas affected by the hurricane.

In seeking to understand the drivers of growth better, we have devised the concept of 'Aggreko GDP'; this is the GDP of a country weighted to account for Aggreko's sectoral mix of revenues. Typically, this means that we are weighted more towards manufacturing than, say, financial services. Over the past few years, we have observed that in countries where the growth rate of Aggreko GDP is below 5%, our revenues tend to grow a few percentage points faster than Aggreko GDP. In economies where Aggreko GDP growth is above 5%, we get an increasingly leveraged effect, with Aggreko sales growth far outpacing GDP growth. This is for a number of reasons, but most notably, simply that when economies are growing fast, customers want equipment quickly, they want high levels of service, and they want to focus on doing what they are good at, rather than owning large amounts of equipment.

The graph below plots this relationship between growth in Aggreko's revenues by country and growth in Aggreko nominal GDP. We would caution that these figures include the impact of the GE Energy Rentals acquisition in December 2006, which will exaggerate the underlying sales growth in some countries, but we feel that the trend they show is directionally correct.

Aggreko Revenue CAGR 03-07 vs 'Aggreko' Nominal GDP



%
Aggreko GDP
Aggreko Revenue
45 0
40 0
35 0
30.0
25 0
20 0
15 0
10 0
5 0
0 0
-5 0
Country 1
Country 2
Country 3
Country 4
Country 5
Country 6
Country 7
Country 8
Country 9
Country 10

Source: Oxford Economics, Aggreko Management accounts;
Note includes GE-ER revenues in 2007

THE MARKET

What is driving market growth?

Over the last five years none of the markets we operate in have been in recession, so we have no reliable data on what happens when GDP growth goes negative. However, it is probably fair to assume that this relationship also works in reverse – in other words, in times of negative economic growth, our revenues would fall faster than the economy as a whole. And the impact on profits would be severe, as the margin enhancement we see when revenues are rising would also reverse. In these situations the benefits of geographic diversity will be especially important, as we would shift investment and fleet from under-performing to over-performing economies.

Overall, we estimate that the market addressed by our Local business for the short-term rental of power, temperature control and oil-free compressed air is growing at some 2-3% above GDP in developed markets. So if GDP grows at 3% on average, our market should grow at 5%. In countries with rates of nominal GDP growth that are above 5%, the market can grow much faster.

The factors which drive the growth of our International Power Projects business are somewhat different. The main trigger of demand is power cuts; when the lights go out in a country, people want power restored as quickly as possible. It is a perverse fact that people value power most when they are without it. We believe that in many parts of the world, and most particularly in many developing countries, there will be increasing numbers of power cuts, caused by a combination of burgeoning demand for power and inadequate investment in new capacity. We believe that demand for power is going to grow much faster than is commonly believed; work we have done with Oxford Economics forecasts that world-wide demand for power will grow by around 5% per annum between now and 2015, compared with forecasts by the International Energy Agency (IEA) of around 3.5%. Our forecasts are based on a sharp divergence between the growth in power consumption between OECD and non-OECD countries in recent years, as shown in the graph to the right.

To make this situation worse, the next ten years will see the start of a replacement cycle whereby the large amount of generating capacity installed in the 1960's and 70's will need to be replaced. Between now and 2015, some 25% of the world's installed power-generating capacity will be reaching the end of its life – which we estimate at about 40 years.

The combination of these factors lead us to believe that over the next 7 years, the world-wide shortfall of power generating capacity will grow from about 50 gigawatts to between 600 and 1,000 gigawatts (this compares with a global operating capacity of around 4,000 gigawatts in 2006). If we are right, by 2015, the world will be short of somewhere between the equivalent of the entire generating capacity of the EU and of the United States. Such a shortfall would produce many, many power cuts. In these circumstances, Aggreko's offering, which is to add enough additional generating capacity to put the lights back on in weeks, rather than years, will be a compelling proposition to more and more customers.

Rolling 3-year average growth in power consumption


%
World
OECD
Non-OECD
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1988
1990
1992
1994
1996
1998
2000
2002
2004

Source: IEA, Oxford Economics

DIRECTORS' STATEMENTS

Directors' Statements

aggreko

Chairman's Statement

Philip Rogerson
Chairman



Introduction
Aggreko has delivered another outstanding performance in 2007 with good growth across all our businesses, especially in Aggreko International where the strong demand we have seen over the last few years is unabated. Our European business has continued to build momentum while our North American business has also performed well considering the difficult macro-economic backdrop.

Strategy
During 2007 we conducted one of our regular reviews of strategy. As a result of this review, we have concluded that Aggreko's current markets afford it plenty of opportunity to grow. We believe that world-wide, demand for power and temperature control rental (excluding International Power Projects) will grow by GDP plus 2-3% on average over the cycle. However, because of our strong positions in markets where demand will grow much faster than the market average, we believe that our Local businesses can achieve premium rates of growth.

In our International Power Projects business, which accounts for about a third of our revenues, we think demand is growing rapidly – probably around 20% per annum in terms of megawatts on hire. This demand is being driven by a structural imbalance between burgeoning demand for power – particularly in developing countries – and inadequate investment in permanent power infrastructure.

Taking these two business segments together, it is our ambition to grow revenues over the next five years at double-digit rates, on average. There have to be some caveats to this. First, there will be peaks and troughs from year to year. Second in setting ourselves this ambition, we are making the assumption that conditions in the world economy over the next five years will be broadly similar to those of the last five years. Thirdly, our margins at the moment are extremely high, and we do expect there to be some dilution in the coming years. Finally, such a rate of growth is going to require significant levels of investment; we will probably need to spend around £1 billion on new fleet over the next five years. We believe, however, that our balance sheet is strong enough to allow us to do so without recourse to shareholders.

Overall, we believe that the company is now extremely well positioned to grow and to create further value for our shareholders.

Acquisition of GE Energy Rentals
In December 2006 the Group acquired the Energy Rentals business of General Electric and I am pleased to say that the integration of this business is now completed with the two businesses fully combined. This acquisition has contributed more than we expected at the time we announced it, and we are very pleased with the progress we have achieved.

Trading
Reported revenue of £693.2 million (2006: £540.7 million) was 28.2% higher than 2006 while revenue in constant currency[1] and excluding pass-through fuel[2] from our contracts in Sri Lanka and Uganda increased by 34.0%. Profit before tax increased by 49.4% to £124.2 million (2006: £83.1 million) and earnings per share increased by 51.3% to 30.33 pence (2006: 20.05 pence).

[1] Constant currency takes account of the impact of translational exchange movements in respect of our businesses which operate in currency other than sterling.
[2] Pass-through fuel revenue relates to two contracts in Sri Lanka and Uganda in our International Projects business where we provide fuel on a pass-through basis.

During 2007 we increased capital investment to £180.6 million (2006: £128.0 million), the equivalent of 1.9 times depreciation. Around 95% of this capital was invested on our rental fleet to support the growth in the business. Looking ahead, we expect that fleet capital investment in 2008 will increase further to around £235 million.

The reduction in net debt in the year to £202.6 million (2006: £205.2 million) was particularly pleasing, given the significant increase in capital expenditure in the year.

Dividend

The Board is recommending a final dividend of 5.02 pence per ordinary share which, when added to the interim dividend of 3.04 pence, gives a total for the year of 8.06 pence, a 20.0% increase on 2006. At this level, the dividend would be covered 3.76 times. Subject to approval by shareholders, the final dividend will be paid on 16 May 2008 to ordinary shareholders on the register as at 18 April 2008, with an ex-dividend date of 16 April 2008.

Employees

The excellent progress we have made in 2007, particularly with the integration of the GE Energy Rentals business, is due to the leadership of our management team and the commitment and professionalism of our people. In a business that prides itself on its work ethic, 2007 has been particularly demanding, and on behalf of the Board I would like to thank all of our employees for the contributions they have made to the success of Aggreko in 2007.

Board changes

I am delighted to welcome two new Non-Executive Directors to the Board of Aggreko. David Hamill, who joined the Board on 1 May 2007, is responsible for managing the combined Decorative Coatings businesses of Akzo Nobel and ICI, and has considerable experience in businesses which, like Aggreko, operate on a global basis. Robert MacLeod who joined the Board of Aggreko on 10 September 2007, is Group Finance Director of WS Atkins Plc and also has substantial experience gained in an international environment.

Outlook for 2008

Looking ahead, at this early stage it is always hard to come to a definitive view of the outcome for the year as a whole, and particularly so when faced by the current level of uncertainty about the future direction of the various economies in which we operate. Demand is extremely strong in International Power Projects and across many parts of the Local business, and we believe that the performance in these areas will more than outweigh any weakness that might arise in North America.

In our December 2007 Trading Update, we said that we expected to make good progress in 2008; the trading performance in the first few weeks of the year, particularly in our International business, has reinforced this view and has further increased our confidence.



Philip G Rogerson
Chairman
6 March 2008

Board of Directors

Philip Rogerson †
(63) Chairman
Philip Rogerson is Chairman of Carillion plc, THUS Group plc and Northgate plc and a Non-executive Director of Davis Service Group plc. Until February 1998 he was Deputy Chairman of BG plc (formerly British Gas plc) having been a Director since 1992. He joined the Board of Aggreko plc in September 1997 and was appointed as Chairman in April 2002.

Rupert Soames †
(48) Group Chief Executive
Rupert Soames joined the Board as Group Chief Executive on 1 July 2003. He was formerly with Misys PLC, where he was Chief Executive of the Banking and Securities Division. Before joining Misys, Rupert was with GEC plc for 15 years, working in a number of their subsidiaries; in the last 4 years of his service with GEC he was responsible for the UK, African and Asian operations of Avery Berkel. On 13 July 2007 he joined the Board of Electrocomponents plc as a Non-executive Director.

Angus Cockburn
(44) Finance Director
Angus Cockburn, a Chartered Accountant, joined Aggreko in May 2000 as Finance Director. He was previously Managing Director of Pringle of Scotland, a division of Dawson International PLC, having joined that company in 1997 from PepsiCo Inc. At PepsiCo he spent five years in various positions, latterly as Regional Finance Director for Central Europe based in Budapest. He has worked with KPMG both in the UK and in the USA and has an MBA from the IMD Business School in Switzerland. He is also a Non-executive Director of Galiform Plc and a former chairman of the Group of Scottish Finance Directors.

Kash Pandya
(45) Managing Director – Europe
Kash Pandya joined the Board on 20 June 2005. He was previously Chief Executive of Johnston Group plc, and prior to that he was President, Europe, Asia & South America of APW, the world's largest manufacturer of specialist cabinets and enclosures for the telecoms and computer industries. Between 1996 and 1999, Kash worked for Caradon plc, latterly as Director of European Operations of the Radiator Division.

Derek Shepherd
(65) Managing Director – International
Derek Shepherd, a Chartered Engineer, joined Aggreko in 1988 as Managing Director of the UK business. He was appointed Director of Aggreko Europe in 1991 and became Managing Director in the following year. He joined the Board of Aggreko plc in September 1997. In March 1999 he was given responsibility for Aggreko International Power Projects together with the Group's activities in the Middle East, Australia, Asia, Africa and South America. He is based in Dubai, United Arab Emirates.

George Walker
(50) President – Aggreko North America
George Walker, a United States citizen, joined Aggreko in 1987 when the Group initially entered the temperature control business through the acquisition of Mobile Air-Conditioning Inc. where he was Controller and then Vice-President. A graduate of the University of Texas, he became a Vice-President of Aggreko Inc. in 1988 and was appointed Executive Vice-President in 1997. In January 2001 he became President of Aggreko North America and was appointed as an Executive Director of Aggreko plc.

Nigel Northridge ¶ * § †
(52) Senior Independent Non-executive Director
Nigel Northridge was formerly Chief Executive of Gallaher Group Plc, a position he held for seven years, having started his career with that business in 1976 as a trainee manager. Over his 30 years with Gallaher he held a wide range of senior positions including Divisional Director Iberia, General Manager Europe and, prior to becoming Group Chief Executive, Group Sales and Marketing Director. He is also senior independent Non-executive Director of Paddy Power plc. He joined the Board of Aggreko plc on 14 February 2002.

David Hamill ¶ * § †
(50) Non-executive Director
David Hamill, who was appointed to the Board in May 2007, is Chairman and Chief Executive of ICI Paints and a main board director of ICI, which he joined in 2003 from Royal Philips Electronics where he was a member of the Group Management Committee. A graduate in production engineering and management from Strathclyde University, he worked for Honeywell and General Instruments before joining Philips Semiconductors in 1986. He was appointed Executive

Philip Rogerson



Rupert Soames



Angus Cockburn



Kash Pandya



Derek Shepherd



George Walker



Nigel Northridge



David Hamill



Robert MacLeod



Roy McGlone



Andrew Salvesen



Board Committees Membership
¶ Non-executive Director
* Audit
§ Remuneration
† Nomination

Vice President of Philips Lighting and Chief Executive Officer of the Lamps business group in 1998. In May 2001 he became President and Chief Executive Officer of Philips Lighting.

Robert MacLeod ¶ * § †
(43) Non-executive Director
Robert MacLeod is a Chartered Accountant and has been Group Finance Director of WS Atkins plc since June 2004. He joined the Atkins Group as group financial controller in March 2003 having previously worked in a variety of senior financial roles at Enterprise Oil plc. A graduate of Cambridge University, he trained at KPMG.

Roy McGlone ¶ * § †
(54) Non-executive Director
Roy McGlone joined the Board in September 2002. Until February 2006, he was Chief Executive of BBA Group plc, having previously held the position of Group Finance Director. A Chartered Accountant, he qualified with Price Waterhouse and subsequently held positions with Meggitt plc and BICC plc.

Andrew Salvesen ¶ †
(60) Non-executive Director
Andrew Salvesen was appointed to the Board of Aggreko plc in September 1997. Previous to that, he had more than 20 years' experience with the Christian Salvesen group, including being the Managing Director of Christian Salvesen's former Oilfield Technology operations and was a Non-executive Director of Christian Salvesen PLC between 1989 and September 1997. He is Chairman of Eurohostel Limited and a Director of the National Trust for Scotland.

Company Secretary
Hew Campbell (45)
Hew Campbell, a qualified lawyer, joined the Company as Director of Legal Affairs in August 2007 and was appointed as Company Secretary on 15 January 2008, on the retirement of Paul Allen. He was previously Head of Group Secretariat of The Royal Bank of Scotland Group plc.

Directors' Responsibilities

Company law requires the Directors to prepare Accounts for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those Accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts; and
- prepare Accounts on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Accounts comply with the Companies Acts. They are also responsible for the Group's system of internal control and safeguarding its assets and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that these Accounts comply with the foregoing requirements.

By order of the Board

Hew Campbell
Secretary
6 March 2008

Directors' Report

Rupert Soames
Chief Executive



Angus Cockburn
Finance Director



The Directors present their report and the audited financial statements for the year ended 31 December 2007.

Results and Dividends

The profit for the financial year after taxation was £80.7 million (2006: £46.2 million). The retained profit for the financial year of £61.5 million (2006: £29.5 million) has been transferred to reserves.

An interim dividend of 3.04 pence per ordinary share was paid on 16 November 2007 at a cost of £8.1 million (2006: £6.7 million) and the Directors now recommend a final dividend of 5.02 pence per ordinary share payable on 16 May 2008 at an estimated cost of £13.4 million (2006: £11.1 million).

Business Review

Group Strategy

Our strategy, which was initially developed following an in-depth review of Aggreko's business in 2003, has remained consistent for the last four years and continues to be the basis of our business planning. At its heart, Aggreko's mission is to deliver long-term shareholder value by investing in, and managing effectively, its core business of renting power and temperature control equipment on a global basis. The strong growth in revenues, margins and returns on capital achieved over the last four years, as shown below, indicate to us that the strategy is the right one, and we continue to work relentlessly to implement it.

Aggreko Group – excluding pass-through fuel

	2007	2003	CAGR
Revenue (£m)	634	324	18%
Trading profit (£m)	131	42	33%
Trading margin	21%	13%	
Return on capital employed (ROCE)*	26%	13%	

*calculated using average net operating assets

Aggreko's strategy is developed by an iterative process of examining the factors which will affect the business in the years ahead. We seek to develop a deep understanding of the drivers of demand, changing customer requirements, the competitive environment, as well as likely developments in technology and regulation. We look at our own strengths and weaknesses, and at the opportunities and threats that are likely to face us. From this analysis, we develop a list of investment and operational options, and analyse their relative risks and rewards, bearing in mind the capabilities and resources of the Group.

Directors' Report continued

We test our strategy on a regular basis. Having conducted a root-and-branch review in 2003 we re-examined our conclusions in 2005. Again, in 2007, we have carried out a thorough review of our markets and service offerings. The main conclusions of this latest review were as follows:

- The strategy developed in 2003 and re-confirmed in 2005 is working well.
- The Group's core markets of power and temperature control rental are growing at a healthy rate, and this gives it plenty of growth opportunities.
- The in-depth analysis we have made of the drivers of growth in our International Power Projects business indicates that the world is beginning to face structural shortages of power, which will last many years and which will sustain demand for our services.
- Our Local business also offers attractive opportunities for growth, both from expanding existing territories and developing new ones.
- As a consequence of these conclusions, we believe that it is in shareholders' interests that we increase the rate of investment in the business. The focus of this investment will be:
  - increasing our revenue-earning capacity, and the choice we can offer to our customers, by increasing the size of our rental fleet;
  - improving our ability to serve customers by opening new service centres, both within existing markets and extending our reach into new markets; and
  - improving the operational efficiency of our business by investing in training our employees, improving processes, and extending our use of information technology.

We made good progress against these objectives in 2007:

- Total capital expenditure increased in 2007 to £180.6 million, £52.6 million up on the prior year, representing 195% of the depreciation charge. £172.4 million was investment in new fleet (2006: £114.1 million).
- In terms of operating efficiency, in 2007:
  - revenue per employee increased by 5%;
  - revenue per £ of Average Net Operating Assets has increased by 1%; and
  - ROCE has increased from 22% to 26%.

Note: All ratios relate to revenue and profit excluding pass-through fuel and exceptional items.

- In terms of improving marketing and operational reach we opened new locations in Edmonton (Canada), Padova (Italy) and Shanghai; in addition, the acquisition of GE Energy Rentals in December 2006 brought us new service centres in Dorsten (Germany), Santiago and Puerto Mont (Chile), Campinas (Brazil), Mexico City, Rancho Dominguez (California) and Miami. Aggreko rented equipment in more than 100 countries in 2007.
- We completed the integration of GE Energy Rentals faster and at a lower cost than originally anticipated.
- The Group delivered significant growth in revenues and earnings in 2007, as shown below:

Aggreko Group – excluding pass-through fuel

	2007	2006	Growth %
Revenue (£m)	634	497	27%
Trading profit (£m)	131	85	54%
Trading margin	21%	17%	
ROCE*	26%	22%	

Business Line Strategy

Supporting the Group strategy, Aggreko has developed operational strategies for our two different lines of business:

- The Local business delivers the complete range of our services, from small generators to large cooling plants, to customers who are typically within a few hours driving time of our service centres;

- The International Power Projects business provides large utility-grade power plants on a global basis to power utilities, the military and major industrial users.

The Local business

The Local business serves customers from 121 service centres in 31 countries in North, Central and South America, Europe, the Middle East, Singapore, China and Australasia. This is a business with high transaction volumes: average contracts have a value of around £3,000 and last for 2-3 weeks. The Local business, excluding pass-through fuel, represents 71% of Aggreko's revenues and 62% of trading profit.

Aggreko Local business

	2007	% of Group
Revenue (£m)	453	71%
Trading profit (£m)	81	62%
Trading margin	18%	
Capital employed (£m)*	363	71%
ROCE*	23%	

Since 2003, the performance of the Local business has improved sharply:

Local business

	2007	2003	CAGR
Revenue (£m)	453	258	15%
Trading profit (£m)	81	27	32%
Trading margin	18%	10%	
ROCE*	23%	11%	

The first objective of our Local business strategy is to create and maintain a clear differentiation between our offering and that of our competitors. Our research shows that Aggreko is regarded by our customers as providing extremely good service, and that we deliver high levels of customer satisfaction. We are determined to maintain this reputation for premium service and we do this through the attitude and expertise of our staff, the geographic reach of our operations, the design, availability and reliability of our equipment, and the ability to respond to our customers 24 hours a day, 7 days a week.

The second objective of our strategy is to be extremely efficient in the way we run our operations. This is essential if we are to provide superior customer service at a competitive price, and at the same time deliver to our shareholders an attractive return on capital. In a business in which lead-times are short, logistics are complex, and we process a large number of low-value transactions, an essential pre-condition of efficiency is having high quality systems and processes.

The operation of our Local businesses in Europe and North America is based on a 'hub-and-spoke' model which has two types of service centre: hubs hold our larger items of equipment as well as providing service and repair facilities. Spokes are smaller and act as logistics points from which equipment can be delivered quickly to a customer's site. The hubs and spokes have been organised into areas in which a manager has responsibility for the revenues, profitability and use of capital within that area. In this model, most administrative and call handling functions are carried out in central rental centres.

This operating model is delivering a number of benefits. For our customers, it means faster and more consistent levels of service and response. For Aggreko's Local business, it means an operating model which allows us to increase revenues faster than costs. In other words, it is allowing us to develop a more scalable business model and, as revenues increase, to improve our margins.

A further benefit of the Local business model is that profit and capital employed can be measured at the same point in the organisation. A key feature of our culture is to devolve responsibility and authority to the lowest point at which we can measure return on capital employed, which is the key metric of efficiency in any business as capital-intensive as ours.

An integral part of the strategy for the Local business is the implementation of our Enterprise Resource Planning (ERP) system which will provide a single, global, IT system for managing our business. The system gives us greatly improved visibility of the business, which will enable us to drive improvements in operating efficiency. The system is fully operational in Europe and North America, and is currently being implemented in Aggreko International. We have now begun the process of delivering the full potential of the ERP system in terms of real-time information and better efficiency through streamlined processes.

In 2003 and 2004, the focus of our strategy for the Local business was directed towards expanding market shares and increasing operational efficiency in existing geographies. Since 2005, we have been expanding our Local business into new territories and market sectors.

International Power Projects

This business serves the requirements of power utilities, governments, armed forces and major industrial users for the temporary provision of large-scale power-generation. Power plants range in size from 10 megawatts (MW) to 100MW, and the initial contract value will typically be around £1 million, with a duration of around six months, although many contracts are subsequently extended beyond this. The business operates in areas where we do not have a large Local business. Most of the customers are power utilities in Africa, the Middle East, Asia and South America. The driver of demand in these markets is that our customers' economies are growing, with consequent increases in demand for additional power which cannot be met in the short-term by installed generating capacity. As a result, many of them face chronic power shortages which damage their ability to support economic growth and increased prosperity. These shortages are often caused or exacerbated by the variability of supply arising from the use of hydro-electric power plants whose output is dependent on rainfall.

International Power Projects now represents 29% of Group revenues and 38% of trading profit excluding pass-through fuel:

International Power Projects excl pass-through fuel

	2007	% of Group
Revenue (£m)	181	29%
Trading profit (£m)	50	38%
Trading margin	27%	
Capital employed (£m)*	146	29%
ROCE*	34%	

Note: Pass-through fuel refers to revenues we generate from two customers for whom we have agreed to manage the provision of fuel on a 'pass-through' basis. This revenue stream fluctuates rapidly with the cost of fuel and the volumes taken, while having little impact on our profitability. We therefore exclude pass-through fuel from most discussions of our business.

Since 2003, the International Power Projects business has grown rapidly:

International Power Projects

	2007	2003	CAGR
Revenue (£m)	181	66	29%
Trading profit (£m)	50	15	35%
Trading margin	27%	23%	
ROCE*	34%	25%	

In this business, our strategy is determined by the observation of two key characteristics of the market. The first is that demand can shift rapidly between continents. Five years ago, South America and Sri Lanka were the largest markets, and Africa was only a small proportion of global demand. In 2007, the market in Africa was larger than South America and Sri Lanka combined. It would not surprise us if this situation were to reverse again in the next three years. These shifts in demand were driven in part by rainfall patterns, in part by the relationship between economic growth and investment in permanent power generation and geo-political issues. To be successful in the long-term, therefore, requires the ability to capture demand wherever and whenever it may arise, and that requires sales, marketing and operational infrastructure to be present in all the target markets.

The second observation is that this is a business in which size brings significant advantages. There are numerous reasons for this:

- A large business, with global distribution and a large fleet, which can move assets around the world to meet demand wherever it arises can be reasonably confident when it invests in new equipment that, over its economic life of 8-10 years, the equipment will be on rent for enough of the time to keep in place the operational infrastructure needed to support the equipment, and to earn an economic return on the investment. A business which only operates in a single region or continent will be exposed to significant volatility in demand, and consequently long periods with idle fleet, which will seriously dilute investment returns.

- Each year, a number of 'emergency' requirements arise, often as a consequence of breakdown in permanent generating capacity, for which equipment has to be deployed in a matter of days. These contracts are important because in many cases, they are the foundation of long-term, valuable customer relationships. To be able to respond to them, however, requires the immediate availability of fleet, and the operational capacity to deploy anywhere in the world. It is much easier to find 30MW of equipment available for immediate mobilisation in a fleet of 2,000MW than in a fleet of 200MW.

- It is our experience that it is possible to run large fleets to higher levels of utilisation than small fleets. This means that large operators can offer better pricing to customers.

- Large operators are able to negotiate better terms with suppliers, and can invest in the design and assembly skills which allow them to deliver equipment optimised to rental requirements at a lower capital cost than is generally available to small-scale operators.

In summary, a large operator will have lower volatility of demand, better lifetime utilisation of equipment, be better able to respond to emergency requirements, and will have a lower fleet cost per MW. In International Power Projects, bigger is better – and Aggreko is now larger than any other competitor in this market, as well as being the only company to have distribution in all the major markets.

Looking Ahead

Our strategy is working well and has produced excellent results. We have strengthened our competitive position in all markets.

The acquisition of GE Energy Rentals, completed in December 2006, was a major step forward in the implementation of our strategy. The strategic rationale behind the acquisition was that, at a time when Aggreko was growing rapidly, it increased our fleet by about 30%, and at a lower cost than buying new fleet. Secondly, it strengthened our position in important markets, such as South & Central America, USA, Europe, and in certain important market sectors such as Major Events (for example, the Football World Cup and the Olympics). Thirdly, GE Energy Rentals employed a large number of talented people who could help support our future growth. The integration of this acquisition is now complete and the rationale behind the acquisition remains solid.

In terms of the Local business, we will continue to drive operational improvement, focusing on turning our ERP system into a competitive advantage. We intend to grow our market share in North America and Europe, and we will expand the footprint of our Local business in Asia and South America. As well as organic growth, we will also look for opportunities to grow our business through the acquisition of companies or assets in our core markets.

The International Power Projects business has made good progress expanding further in Africa, South America and Asia. Our strategy is to continue to invest heavily in this business to enable it to further increase its scale and reach. This will deliver increasing revenues and profits and will reduce the volatility inherent in the power projects business. A growing proportion of our future investment is likely to be in gas-fuelled generators, which produce lower emissions and which, for some customers, are cheaper to run than diesel generators. We think that this technology could become an important niche in the International Power Projects marketplace in the years ahead.

We believe that the drivers of demand in International Power Projects are strong, and will remain so for as long as developing countries are growing their economies faster than they can invest in new permanent power generation capacity. Aggreko's ability to offer large amounts of reliable power, immediately available and

delivered to the point of need, without the requirement for customers to commit large amounts of capital is a compelling proposition for many customers, and will remain so for years to come.

Management of Resources

This section describes how we manage our key resources to deliver the strategy outlined above.

People

Aggreko has over 2,900 employees around the world, and they are united by a unique culture. Phrases such as 'customer focused', 'can-do', 'completely dependable' capture part of the ethos of Aggreko employees. This culture has developed through the years, and derives from the fact that very often Aggreko is helping people and businesses to recover from, or to avoid, emergencies or disruption. Customers are often dependent on Aggreko people to keep things running, sometimes under very difficult circumstances. Our people are highly skilled, and many of them have years of experience. They are used to reacting quickly, getting the job done professionally and safely, and they respond well in a crisis.

Given the environment in which we operate, it is essential that our people are properly trained, given the correct level of responsibility and accountability to make decisions on a timely basis and are remunerated and incentivised appropriately. Each part of the business has training programmes in place to ensure that our employees have the necessary skills to perform their roles to a high level. This training is a combination of on-the-job learning and specific skill development through training courses. A major component of this training is related to Environmental Health and Safety (EH&S) issues. More detail of our EH&S policies is given on pages 46 to 47.

The Company's remuneration policy, which is described on pages 55 to 59, is aligned with the key objectives of growing earnings and delivering strong returns on capital. To underline this point the Group's long-term incentive scheme, and many senior managers' annual bonuses, are based on targets set against both earnings per share and returns on capital employed.

Physical assets

Many rental businesses provide standard products to their customers. The car or hammer-drill you rent is the same as the one you can buy. Aggreko's equipment is different; manufacturers of generators, temperature control equipment and oil-free air compressors generally design their product to be installed and stay in the same location for its working life. For our business, however, this equipment has to be lifted and transported thousands of times during its working life. It must be able to work in extreme conditions – the same generator might be working in –30°C on an oil rig in Russia one week, and in +45°C in the Saudi Arabian desert the next. Designing and building equipment that can do this while remaining safe, quiet, reliable and compliant with environmental and safety regulations is a key skill of Aggreko. Unusually for a rental company we design and manufacture most of our equipment, and our specialist in-house teams based in Dumbarton, Scotland, understand intimately the requirements of the environment in which the fleet operates. Not only do we have industry-leading equipment, we also have a great deal of it – £883 million worth at original cost as at 31 December 2007.

Unlike most other rental businesses, we have a policy of keeping equipment for its useful life. This gives us a powerful incentive to maintain it well, which gives it both longer life and better reliability. We have a large number of skilled engineers, well-equipped workshops and rigorous servicing regimes to ensure that our equipment is maintained to the highest standards.

Taking well-judged fleet investment decisions is a key part of Aggreko's management task. All material investments are judged by reference to internal rates of return, and we monitor utilisation daily. Fleet is frequently moved between countries to optimise utilisation, and our ERP system gives us the ability to manage our fleet on a real time basis across the world, which, in turn, will enable us to optimise its deployment and returns.

Financial resources

The Group maintains sufficient facilities to meet its normal funding requirements in respect of on-going working capital and capital expenditure over the medium term. These facilities are primarily in the form of committed bank facilities, totalling £358.0 million at 31 December 2007, arranged on a bilateral basis with a number of international banks. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations. £135.2 million of the total borrowings of £358.0 million are due to be refinanced in September 2009 with the balance in September 2011. The Group anticipates that it will be able to fully refinance the debt maturing together with any additional funding required to support the continued growth of the business.

Net debt amounted to £202.6 million at 31 December 2007 and at that date, un-drawn, committed facilities were £145.8 million.

Principal Risks and Uncertainties

In the day to day operations of the Group, we face risks and uncertainties. Our job is to mitigate and manage these risks, and the Board has developed a formal risk management process which is described on page 43 of this report. Set out below are some of the principal risks and uncertainties which we believe could adversely affect us, potentially impacting the employees, operations, revenue, profits, cash flows or assets of the Group. This list is not exhaustive – there are many things that could go wrong in an operation as large and geographically diverse as ours – and the list might change as something that seems immaterial today assumes greater importance tomorrow.

Economic conditions

There is a link in our business between demand for our services and levels of economic activity; this link is particularly evident in the Local business. Historically, wherever economies have gone into recession, or GDP growth has slowed, our business has suffered, and the operational gearing inherent in our business models means that variations in demand can lead to much larger variations in profitability. Even quite small changes in GDP growth-rates in an economy can affect our business – for good or ill. In an economy which is growing at 3%, our business is much busier than in an economy growing at 1%.

We also have some businesses which, by their nature, are exposed to particular sectors – for instance our Australian business is highly dependent on mining activity, and our Middle East business has a large proportion of its work coming from construction.

We mitigate this risk in a number of ways. First, having a global footprint is highly advantageous because we can shift rental fleet and new investment away from low-growth economies to higher-growth environments; for example, we have recently moved fleet from Europe and North America to the Middle East. Secondly, we try to ensure that, as they grow, our businesses build a customer-base which is as diverse as possible, to reduce sectoral exposure. In the Middle East, for instance, we are investing in our temperature control business which will in time reduce our exposure to construction; in North America we have special initiatives in place to develop our business in under-penetrated sectors. Thirdly, in the event of a more generalised downturn in demand, we can quickly reduce capital expenditure. Given the large depreciation element in the business' cost base (£92.8 million in 2007), reducing capital expenditure below depreciation makes the business very cash generative which, in turn will reduce debt and interest cost.

Over the last four years the price of fuel has increased sharply, making power generation much more expensive. On balance, this has worked to our advantage, because our customers in oil-producing countries have been spending more money on temporary power as they invest in infrastructure, and customers not so blessed have found that the pain of not having power was far greater than the pain of paying more for it. However, there surely has to be a level at which the price of fuel starts to be a drag on the world economy in general, and that would hurt Aggreko.

Directors' Report continued

Events
The business is, by nature, event driven. People hire generators not because it is a cheap form of electricity, but because some event or need makes it essential. Aggreko's revenues, cashflows and profits can be influenced significantly by external events as evidenced in the past by hurricanes in North America or by the contracts to supply power to military camps in the Middle East. These events are, by nature, difficult to predict and, combined with the high operational gearing inherent in our business, can lead to volatility in terms of performance. By developing the business globally and increasing and broadening the Group's revenue base, the impact of a single event on the overall Group will reduce. Additionally, the ability to move equipment around the world allows the Group to adjust to changes in utilisation caused by any changes in demand.

Political
The Group operates in over 100 countries around the world, many of them in Africa, Asia and South America. In some jurisdictions there are significant risks of political instability which can result in civil unrest, equipment seizure, renegotiation or nullification of existing agreements, changes in laws, taxation policies or currency restrictions. Any of these could have a damaging effect on the profitability of our operations in a country.

Prior to undertaking a contract in a new country, we carry out a risk assessment process to consider risks to our people, assets and to payments. The safety of our employees is always our first concern. If the level of risk is considered unsatisfactory we will decline to participate in any contract; where there are potential issues, we develop detailed contingency plans. Our greatest exposure lies in our International Power Projects business, and they perform risk assessments on a contract-by-contract basis. The Group uses a wide range of tools and techniques to manage risk, including insurances, bonds, guarantees and cash advances.

Failure to collect payments
The majority of the contracts the Group enters into are small relative to the size of the Group, and if a customer fails to pay a debt, this is dealt with in the normal course. However, some of the contracts the Group undertakes in developing countries are substantial, and are in jurisdictions where payment practices can be unpredictable. The Group monitors the risk profile and debtor position of all such contracts regularly, and deploys a variety of techniques to mitigate the risks of delayed or non-payment; these include securing advance payments, guarantees and various types of insurance. As a result of the rigorous approach to risk management, the Group has historically had a low level of bad debt. However, while the rapid growth in our International Power Projects business makes it less likely that any bad debt would be material to the Group, the increased number of contracts and countries we operate in increases the likelihood of suffering a loss at some point.

Failure to conduct business dealings with integrity and honesty
Some of the countries in which the Group operates have a reputation for corruption, and, given that many of our contracts involve large sums of money, we are at risk of being accused of bribery and other unethical behaviour. The first and most important way of avoiding this risk is to ensure that people, both inside and outside the Group, know that Aggreko does not engage in, and will not tolerate, bribery, corruption or unethical behaviour. We have a strict Ethics Policy, a copy of which is available on our website www.aggreko.com. Rather than just publishing it, we get every employee to sign it when they join the business; every consultant acting on our behalf agrees to abide by it, and every consultancy or agency agreement has an explicit term stating that the agreement will be terminated immediately if the consultant or agent does not abide by our policy.

Acquisitions

It is part of our strategy to acquire businesses in our core market which can add value to Aggreko. In the last three years, we have acquired one small business – the temperature control business of Prime Energy in the USA, and one large global business – GE Energy Rentals. We are well aware that buying businesses can be risky, and that statistics show that acquisitions are value-destructive. In our view, the greatest areas of risk are:

- over-paying;
- acquiring liabilities we do not know about; and
- failing to integrate effectively.

We mitigate these risks by having a rigorous acquisition process, which is overseen by the Board. All acquisitions are subject to detailed financial modelling, using different scenarios, so we can understand the likely returns in various circumstances. We undertake detailed due diligence, particularly on the operational side, and we look for extensive warranties and covenants from vendors. Finally, we have a well-developed and effective acquisition integration model as demonstrated by the GE Energy Rentals integration.

Operational incidents

The business of the group involves transporting, installing and operating large amounts of heavy equipment, which produces lethal voltages or very high pressure air and involves the use of millions of litres of fuel which could cause serious damage to the environment. Every day, we manage the risks associated with this business, and we have carefully designed procedures to minimise the risk of an accident. However, if these procedures are not followed, accidents can happen, and might result in injury to people, claims against the Group, and damage to its reputation and its chances of winning and retaining contracts.

The Group has a proactive operational culture that puts health and safety at the top of its agenda in order to reduce the likelihood of an accident. We work very closely with our customers, employees and Health & Safety authorities, to evaluate and assess major risks to ensure that health and safety procedures are rigorously followed. The Group has developed health and safety KPIs which are reviewed by the Board on a regular basis and are discussed on page 27.

Competition

Aggreko operates in a highly competitive business. The barriers to entry are low, and in every major market in which we operate competitors are constantly entering or leaving the market. We welcome this competition, as it keeps us sharp, and also helps to grow the overall rental market, which in many countries is under-developed.

We monitor competitor activity carefully, but ultimately our only protection from suffering material damage to our business by competitors is to work relentlessly to provide our customers with a high and differentiated service proposition at a price that they believe provides good value.

Product technology and emissions regulation

The majority of Aggreko's fleet is diesel powered, and some of our equipment is over ten years old. As part of the increasing focus on environmental issues, countries are introducing legislation related to permissible levels of emissions, and this has the potential to affect our business. Our engines are sourced from major manufacturers who in turn have to develop products which conform to legislation, so we are dependent on them being able to respond to legislation. We also have to be aware that when we buy a generator, we want to be able to rent it for its useful life, and to be able to move it between countries.

To mitigate these risks, we adopt a number of strategies. First, we retain considerable in-house expertise on engine technology and emissions – so we have a good understanding of these issues. Secondly, we have very close relationships with engine manufacturers, so we get good forward visibility of their product development pipeline. And when new products appear – particularly those with improved emissions performance – we try to introduce them into the fleet as quickly as possible, to ensure that over time our fleet evolves to ever-better levels of emissions performance. An example of this is the significant investment we have made in the development of our recent gas-fuelled technology. Thirdly, if emissions-compliance becomes such an issue that it begins to impact our business in a material way in some territories, our global footprint will be a major advantage, as it gives us numerous options for the re-deployment of our fleet.

Directors' Report continued

People

Aggreko knows that it is people that make the difference between great performance and mediocre performance. This is true at all levels within the business. We are keenly aware of the need to attract the right people, establish them in their roles and manage their development. As a framework for people development we have in place a talent management programme, which covers most of the management population. Under this programme, we try to identify the development needs of each individual from the outset, as well as identifying successor candidates for senior roles.

Another risk is that competitors seek to recruit our key personnel. For many years Aggreko has been a target for recruitment, and we manage this on a daily basis; we actually regard it as a compliment that so many companies want to recruit our people. The main mitigation for this is to make sure that people enjoy working for Aggreko, and that they feel that they are recognised, cared for, and have challenging and interesting jobs. Reward is also an important part of the equation, and there can be little doubt that our policy of rewarding people well for good performance, and of having a successful Long-Term Incentive Plan, has acted as a powerful retention tool. Of the 117 people who have participated in the plan in the last four years fewer than 10 have left voluntarily.

Information Technology

Our business involves high transaction volumes, complex logistics, and the need to track thousands of assets on hundreds of sites. We are therefore heavily dependent on the resilience of both the application software (we use an ERP system called Movex) and of the data-processing and network infrastructure. A serious failure in this area would immediately and materially affect our business.

The Group has a detailed disaster recovery plan in place which is tested on a regular basis. Our main data centre in Glasgow has high levels of resilience built into it, and we also have a physically separate third-party disaster-recovery site. Additionally, we now have a second data centre operational in Dubai which will allow the Group to continue processing data in the event of a major incident.

Investor Relations and market abuse

The Group's reputation and/or share price could suffer due to inappropriate or inadequate engagement with investors including, for example: failure to communicate consistent, co-ordinated messages and failure to provide adequate information on performance and events in the business. Since inevitably management is in possession of market-sensitive information from time to time, the business is at risk from market abuse and insider dealing.

Our approach to this is to recognise that investors have legitimate interests in the Group's business, and that shareholder value will be enhanced by timely, clear, open, honest and transparent communication with markets and investors. Accordingly, the Group Chief Executive and Finance Director co-ordinate all communications with markets and investors, and controls are in place to make sure that all Group communication – corporate, regional and local – is consistent and co-ordinated. The Group also applies very clear rules to prevent market abuse and insider dealing.

Accounting and Treasury/major fraud

There is a risk that fraud or accounting discrepancies may occur if the financial and operational control framework is inadequate. This may distort the reported results. In order to mitigate this risk, significant work has been undertaken to put in place a robust control framework. Additionally a strong Internal Audit function reviews the operation of this control framework and reports regularly to the Audit Committee. The risk is also mitigated by recruiting and developing a strong finance function which is focused on ensuring the accuracy and integrity of the reported results.

The Group's asset values, earnings and cash flows are influenced by a wide variety of currencies due to the geographic diversity of the Group's customers and areas of operation. The majority of the Group's revenue and costs are denominated in US dollars. The relative value of currencies can fluctuate widely and could have a material and adverse impact on the Group's asset values, costs, earnings and cash flows. Further discussion of this topic can be found on page 35.

Key Performance Indicators

The Group uses a large number of performance indicators to measure operational and financial activity in the business. Most of these are studied on a daily, weekly or monthly basis. A well-developed management accounts pack, with profit and loss statements, key ratios related to capital productivity and customer satisfaction scores are prepared for each profit centre monthly.

There are five Key Performance Indicators (KPIs) which we use as measures of the longer-term health of the business. They are:

- safety;
- returns on average capital employed;
- earnings per share;
- customer loyalty; and
- staff turnover.

Safety

Our business involves the frequent movement of heavy equipment which, in its operation, produces lethal voltages and contains thousands of litres of fuel. Rigorous safety processes are absolutely essential if we are to avoid accidents which would cause injury to people and damage our reputation and property. Safety processes are also a basic benchmark of operational discipline and there is, in our view, a close correlation between a well-run business and a safe business. In our experience, businesses with poor safety records nearly always have other management or operational deficiencies.

The main KPI we use to measure safety performance is the internationally recognised Frequency Accident Rating ('FAR') which is calculated as the number of lost time accidents multiplied by 200,000 (being the base for 100 employees working 40 hours per week, 50 weeks per year) divided by the total hours worked. A lost time accident is a work related injury/illness that results in an employee's inability to work the day after the initial injury/illness.

The Group's performance during 2007 has shown an improvement over the previous two years and is much better than the benchmark statistic reported for US rental and leasing industries published by the US Department of Labor which was 1.0 in 2006. Further discussion of Health & Safety matters can be found in this report in the Risks and Uncertainties section (page 25) and under Corporate Social Responsibility (pages 46 and 47). FAR was as follows:

	Year ended 31 December		
	2007	2006	2005
FAR	**0.50**	0.75	0.98

Returns on average capital employed

In a business as capital-intensive as Aggreko's, profitability alone is a poor measure of performance; it is perfectly possible to be generating good margins, but poor value for shareholders, if assets (and in particular, fleet) are being allocated incorrectly. We believe that, by focusing on return on average capital employed ('ROCE'), we measure both margin performance and capital productivity, and we make sure that unit managers are tending their balance sheets as well as their profit and loss accounts. We calculate ROCE by dividing operating profit for a period by the average of the net operating assets as at 1 January, 30 June and 31 December. ROCE was as follows:

	Year ended 31 December		
	2007 %	2006 %	2005 %
ROCE	**26.7**	22.1	18.6

Earnings per share

Measuring the creation or destruction of shareholder value is a complex and much-debated topic. We believe that EPS, while not perfect, is an accessible measure of the returns we are generating as a Group for our shareholders, and also has the merit of being auditable and well understood. So, for the Group as a whole, the key measure of short-term financial performance is diluted earnings per share pre-exceptional items ('Adjusted EPS'). Adjusted EPS is calculated based on profit attributable to equity shareholders (adjusted to exclude exceptional items) divided by the diluted weighted average number of ordinary shares ranking for dividend during the relevant period. Adjusted EPS was as follows:

	Year ended 31 December		
	2007 pence	2006 pence	2005 pence
Adjusted EPS	**30.02**	19.87	13.72

Customer loyalty

The Group deals every year with thousands of customers, and we have developed a process by which we can objectively measure the performance of our business units, not only in financial terms but also the extent to which they are making customers feel inclined to return to us the next time they need the services we provide. We believe that real-time measurement of our performance, as seen by our customers, gives us visibility of operational issues which might otherwise take months to emerge through the profit-and-loss account. Accordingly, we use the Satmetrix system, whereby we send customers an email immediately after a contract closes asking them to fill out a detailed questionnaire of how they thought we performed. This data is then collated to conform to the same management structure as our profit and loss accounts, so that in monthly management accounts we see not only a team's financial performance, but also their operational performance as measured by how well their customers think they have done for the same period.

These questionnaires generate enormous amounts of data about how customers view our processes and performance, and in order to distil this down into a single usable indicator, we track a ratio called the Net Promoter Score ('NPS'). Broadly speaking, it measures the relative weight of people who think we do an excellent job against those who think we are average or worse.

In aggregate, our NPS in 2007 was 52 (2006: 50). Within this score, our North American business improved on last year with levels comparable to or better than many of the best performers across all industries in the United States. Our European scores also have improved on last year and, while respectable, show that there is still room for improvement. During 2007 our International business started to roll out the Satmetrix system and while we are still in the early stages the results are encouraging.

Staff turnover

In a service business like Aggreko, it is the attitude, skill and motivation of our staff which makes the difference between mediocre and excellent performance, and staff retention is a reasonable proxy for how employees feel about our company. We monitor staff turnover which is measured as the number of employees who left the Group (other than through redundancy) during the period as a proportion of the total average employees during the period. Staff turnover was as follows:

	Year ended 31 December		
	2007 %	2006 %	2005 %
Staff turnover	**16.2**	14.9	15.2

This metric has got slightly worse in 2007, although still well within the normal bounds of businesses operating in markets similar to Aggreko's. It is impossible to diagnose a single cause, but we would guess that the strong demand in many of our markets for skilled power engineers, and the growing reputation of Aggreko, is making us a target for other companies' recruitment efforts.

Review of Trading

Group trading performance

2007 was another excellent year for Aggreko. Revenues and profits increased significantly as a result of strong demand, increased fleet investment and the successful integration of the GE Energy Rentals (GE-ER) business which we acquired in December 2006.

	2007 £ million	2006[2] £ million	Movement As reported	Movement Constant currency
Revenue	**693.2**	540.7	28.2%	35.1%
Revenue excl pass-through fuel	**633.8**	497.3	27.5%	34.0%
Trading profit[1]	**132.9**	86.7	53.3%	64.5%
Operating profit	**135.9**	89.5	51.8%	62.8%
Net interest expense	**(11.7)**	(6.4)	(81.7)%	
Profit before tax	**124.2**	83.1	49.4%	
Taxation	**(43.5)**	(29.9)	(45.3)%	
Profit after tax	**80.7**	53.2	51.8%	
Basic earnings per share (pence)	**30.33**	20.05	51.3%	

[1] Trading profit represents operating profit before gain on sale of property, plant and equipment.

[2] 2006 numbers are pre-exceptional items of £9.2 million pre-tax (£7.0 million post tax) related to the acquisition of GE-ER.

As reported, Group revenue at £693.2 million (2006: £540.7 million) was 28.2% higher than 2006, while Group trading profit of £132.9 million (2006: £86.7 million) was 53.3% ahead of 2006. This delivered an increase in Group trading margin from 16.0% in 2006 to 19.2% in 2007. Return on capital employed, measured as operating profit divided by average net operating assets, improved to 26.7% (2006: 22.1%).

Group profit before tax increased by 49.4% to £124.2 million (2006: £83.1 million); profit after tax was £80.7 million (2006: £53.2 million), up 51.8%. Earnings per share grew 51.3% to 30.33 pence (2006: 20.05 pence).

The impact of currency movements – mainly the US dollar exchange rate – has been to decrease revenue by £27.7 million and trading profit by £5.9 million. In 2007 pass-through fuel revenues amounted to £59.4 million (2006: £43.4 million) and generated a trading profit of £2.2 million (2006: £1.6 million). On an underlying basis, excluding the impact of the currency movements and the pass-through fuel, Group revenue grew by 34.0% (as reported: 28.2%) and trading profit by 64.9% (as reported: 53.3%). On the same basis trading margin was 20.6% (as reported: 19.2%) which compares with 17.1% in 2006 (as reported: 16.0%).

The Group's growth was made possible by the fleet acquired from GE-ER at the end of December 2006 and another significant increase in investment in new fleet during the year. Total capital expenditure for the year was £180.6 million, £52.6 million up on the prior year, at which level it represented 195% of the depreciation charge (2006: 176% of depreciation charge). £172.4 million (2006: £114.1 million) was investment in new fleet. We also received a further £4.9 million of equipment in relation to the final completion of the GE-ER acquisition. Notwithstanding this substantial increase in fleet capacity, the ratio of revenue (excluding pass-through fuel) : gross rental assets, which is a key measure of capital productivity, remained in line with last year at 74%.

EBITDA (earnings before interest, taxes, depreciation and amortisation) for the year amounted to £230.3 million, up 41.5% on 2006 (pre-exceptional items). Net cash inflow was £2.6 million (2006: outflow of £102.3 million), which is particularly pleasing given that capital expenditure was £87.8 million higher than depreciation. Working capital movements in the year reflected focused cash management with revenue: debtors in line with last year and revenue: inventories only decreasing slightly, notwithstanding the acquisition of GE-ER.

Update on the acquisition of GE Energy Rentals

The Group acquired the Energy Rentals business of GE-ER in December 2006. This acquisition increased our world-wide power and temperature control fleet by about 30%, and the integration of the two businesses is now complete. The organisational challenges associated with integrating the employees from GE-ER into the Aggreko business are now behind us and we are delighted by the calibre of our new colleagues and the speed with which they assimilated themselves into Aggreko. All the major property changes have been executed and the GE business was very quickly transferred onto Aggreko's information technology platform. In terms of the acquired fleet, the great majority has now been re-branded and serviced.

Regional trading performance as reported in £ million

Management Group	Geography/Line of business	Revenue 2007 £ million	Revenue 2006 £ million	Change %	Trading Profit 2007 £ million	Trading Profit 2006 £ million	Change %
Local business							
North America	USA and Canada	**168.3**	159.0	5.9%	**35.6**	33.8	5.5%
Europe	Northern Europe	**80.8**	66.1	22.3%	**9.8**	3.5	181.6%
Europe	Continental Europe	**87.1**	69.6	25.1%	**11.5**	7.4	55.4%
International: Local businesses	Middle East, Asia-Pacific, South America	**116.4**	77.6	50.1%	**24.5**	15.7	55.3%
Sub-total Local business		**452.6**	**372.3**	**21.6%**	**81.4**	**60.4**	**34.7%**
International Power Projects							
International	International Power Projects excl. pass-through fuel	**181.2**	125.0	44.9%	**49.3**	24.7	100.1%
International	Pass-through fuel	**59.4**	43.4		**2.2**	1.6	
Sub-total International Power Projects		**240.6**	**168.4**	**42.8%**	**51.5**	**26.3**	**95.8%**
Group		**693.2**	**540.7**	**28.2%**	**132.9**	**86.7**	**53.3%**
Group							
	North America	**168.3**	159.0	5.9%	**35.6**	33.8	5.5%
	Europe	**167.9**	135.7	23.7%	**21.3**	10.9	95.8%
	International	**357.0**	246.0	45.1%	**76.0**	42.0	80.6%
Group		**693.2**	**540.7**	**28.2%**	**132.9**	**86.7**	**53.3%**
Group excluding pass-through fuel		**633.8**	**497.3**	**27.5%**	**130.7**	**85.1**	**53.7%**

The performance of each of these regions is described below:

Local business: North America

	2007 $million	2006 $million	Change %
Revenue	**337.1**	293.1	15.0%
Trading profit	**71.4**	62.3	14.6%

Our Local business in North America, helped by the acquisition of GE-ER, performed well in 2007 with revenue increasing 15.0% to $337.1 million and trading profit increasing by 14.6% to $71.4 million. Trading margin was in line with last year at 21.2%. Most areas showed healthy growth in the year, although revenue in the Gulf area and in our cooling tower business, both of which benefited from the reconstruction work in the aftermath of the 2005 hurricane season, were below last year. Revenue in the majority of our sectors increased on last year, particularly in the petrochemical, manufacturing, utilities and events sectors, however revenue in the construction and contracting sectors declined on the prior year.

In terms of business mix, rental revenue grew 15.9% and services revenue grew 13.0%. Power rental revenue for 2007 was 15.3% ahead of the prior year while temperature control revenue for the year was 18.9% ahead of last year. Oil-free air rental revenue was 10.8% ahead of the prior year.

As we said at the time of the acquisition, the main challenge in North America was putting to work the 45% increase in power fleet arising from the GE-ER acquisition. This fleet is now fully integrated into the Aggreko fleet and the majority of the equipment has been serviced and re-branded.

It remains difficult to forecast future levels of demand for our services in North America, particularly since so much of our profit is generated during the summer season. Our business has a broad geographic footprint and diverse base of customers in sectors such as manufacturing, petro-chemical industries, oil & gas extraction and utilities, which will be impacted differently by any change in the macro-economic outlook. Residential construction inevitably continues to be weak but this has always been a very small

proportion of our revenues (less than 5% in 2007). However we are beginning to see some early signs of a slowdown in certain regions and sectors.

Local business: Europe

Revenue

	2007 €million	2006 €million	Change %
Northern Europe	**118.2**	96.9	21.9%
Continental Europe	**127.3**	102.1	24.7%
Total Europe	**245.5**	199.0	23.3%

Trading profit

	2007 €million	2006 €million	Change %
Northern Europe	**14.4**	5.1	180.7%
Continental Europe	**16.8**	10.9	55.0%
Total Europe	**31.2**	16.0	95.2%

The European business has delivered a second year of substantial growth in both revenues (up 23.3%) and margins (increased from 8.0% to 12.7%). The margins and returns are still not at the level we would like to see, but they are heading in the right direction.

Revenue in Northern Europe (which comprises our businesses in the UK, Ireland and the Nordic countries) of €118.2 million was 21.9% ahead of the prior year with revenue increasing in all areas. We had particularly strong performances in UK South East and UK North, with strong construction and utility sector growth, and in our Events business which undertook a number of large contracts in the period, including Glastonbury.

Rental revenue increased by 18.0%, with power increasing by 26.3% but temperature control decreased by 1.7% as a result of a generally cool summer. Revenue from our smallest product, oil-free air, decreased by 9.8%. Services revenue, which mainly comprises fuel and transport, grew by 27.4%. Revenue growth was driven across most sectors most notably utilities, contracting and services. It is particularly encouraging to see Northern Europe trading profit increased by €9.3 million and the margin improving from 5.3% to 12.1%.

Revenue in Continental Europe was 24.7% ahead of 2006 at €127.3 million with trading profit of €16.8 million being 55.0% ahead of last year, resulting in an improvement in trading margin from 10.6% in 2006 to 13.2% in 2007. Rental revenue grew by 28.7%, while services revenue grew by 17.1%. Within rental revenue, power increased by 37.2%, temperature control increased by 14.4% and oil-free air increased by 25.7%. Included within the headline numbers is revenue relating to major power contracts in Russia and Greece. Excluding these major contracts, revenues increased by 21% over last year.

Revenue in all areas was up on last year with strong performances from Spain, Italy and France. In terms of sectors we had good performances from the services, utilities and manufacturing sectors. During the year we opened a new service centre in Padova, Italy.

The focus for our European business in 2008 is to continue the drive for sales growth and margin improvement. We do not expect revenue growth to be as high as in 2007, but we have already gained some useful contract wins, including a contract to provide power for the UEFA 2008 European Football Championship in Austria and Switzerland.

Local business: Aggreko International

	2007 $million	2006 $million	Change %
Revenue	**233.1**	143.0	63.0%
Trading profit	**49.0**	29.0	68.6%

Aggreko International's Local businesses in the Middle East, Asia, Australia, New Zealand, South & Central America had another excellent performance in 2007. In aggregate, year on year revenue grew by 63.0% to $233.1 million which resulted in trading profit growth of 68.6% to $49.0 million and a trading margin of 21.0% as against 20.3% in 2006.

The majority of our depots in the Middle East business reported another year of sharply increased activity levels, with this growth driven by large infrastructure projects particularly in the UAE, Saudi Arabia and Qatar. Although power is the strongest product in this region, it is pleasing to see our temperature control business almost doubling year on year. In our Australian business, demand has been strong, driven by the mining industry and utility work.

Directors' Report continued

The GE-ER acquisition has transformed the scale and reach of our business in South & Central America. Revenues more than trebled, with strong demand in the oil & gas and utilities sectors. In Asia our Singapore business continued its good growth driven by shipping and shipyard activity and our new business in Shanghai has had a strong start, winning its first major mining project within months of opening. As a result of the success in Shanghai, we have decided to focus our activities in China from there, and have closed our service centre in Hong Kong.

Demand continues to be strong throughout most of Aggreko International's Local businesses, and we expect continued growth in 2008, albeit at a slower rate than in 2007.

International Power Projects: Aggreko International

	2007 $million	2006 $million	Change %
Revenue (excluding pass-through fuel)	**362.8**	230.5	57.4%
Trading profit (excluding pass-through fuel)	**99.1**	45.6	117.3%

Our International Power Projects business had another outstanding year, with revenues and profits (excluding pass-through fuel) increasing by 57.4% and 117.2% respectively.

This business continues to run at very high levels of utilisation on a fleet which, as a consequence of record levels of investment, is about 40% larger than a year ago. During the year our International Power Projects business operated in 52 countries, and signed 27 new contracts and many extensions to existing contracts, including 100MW in Yemen, 40MW in Senegal, 20MW in Indonesia and 30MW in Angola. The business experienced an abnormally low number of off-hires during the year, as customers chose to extend contracts, and the consequence of this was both higher revenues (from reduced off-hire periods) and lower costs (from lower mobilisation/de-mobilisation charges) which drove margins to 27.3%, up from 19.8% in 2006, which is an exceptionally high level.

Much of the revenue growth came from Africa and the Middle East but Asia and South America also grew significantly. As anticipated, on a sector basis we increased our utility revenues as a percentage of total revenue, although military revenues continued to grow.

Good progress has been made against our strategic objective to increase the scale of our Power Project business in South America and Asia. In South America we won several important multi-year contracts which, in aggregate, require over 100MW of temporary power. In Asia, we have won an 18-month contract for the supply of 20MW of gas-powered generation in Indonesia; this is an important step forward for our new gas product, as well as for our Asian business.

In January 2008 we were delighted to be awarded the supply contract for the Beijing 2008 Olympic Games. The value of this contract is expected to be in the region of $35 million and we will provide up to 130MW of power across 40 Olympic venues in 6 cities. With this contract, and in light of the continued strong demand for power projects worldwide, we anticipate another strong performance from this business in 2008.

Detailed Financial Review
Critical accounting policies
The Group's significant accounting policies are set out in Note 1 to the financial statements.

Preparation of the consolidated financial statements requires Directors to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual outcomes could differ from those estimated.

The Directors believe that the accounting policies discussed below represent those which require the greatest exercise of judgement. The Directors have used their best judgement in determining the estimates and assumptions used in these areas but a different set of judgements could result in material changes to our reported results. The discussion below should be read in conjunction with the full statement of accounting policies, set out in Note 1 to the Financial Statements.

Property, plant and equipment
Rental fleet accounts for around 90% (£402 million) of the net book value of property, plant and equipment used in our business; equipment in the rental fleet is typically depreciated over a period between 8 and 10 years. The annual depreciation charge is sensitive to the estimated service lives allocated to each class of asset. Asset lives are reviewed regularly and changed if necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and the physical condition of the assets.

Intangible assets
In accordance with IFRS 3 'Business Combinations' goodwill arising on acquisition of assets and subsidiaries is capitalised and included in intangible assets. IFRS 3 also requires the identification of other acquired intangible assets. The techniques used to value these intangible assets are in line with internationally used models but do require the use of estimates which may differ from actual outcomes. Future results are impacted by the amortisation period adopted for these items and, potentially, by any differences between estimated and actual circumstances related to individual intangible assets. The amortisation charge for intangible assets in 2007 was £1.6 million (2006: £0.8 million). Included in this charge was £1.3 million related to the amortisation of intangible assets arising from the GE-ER acquisition (2006: £nil).

Goodwill of £38.0 million (2006: £37.8 million) is not amortised, but is tested annually for impairment and carried at cost less accumulated impairment losses. The impairment review calculations require the use of estimates related to the future profitability and cash generating ability of the acquired assets.

Pensions
Pension arrangements for our employees vary depending on best practice and regulation in each country. The Group operates a defined benefit scheme for UK employees, which was closed to new employees joining the group after 1 April 2002; most of the other schemes in operation around the world are varieties of defined contribution schemes.

Under IAS 19: 'Employee Benefits' Aggreko has recognised a pre tax pension deficit of £8.1 million at 31 December 2007 (2006: £13.1 million). The decrease in the pension deficit is mainly as a result of additional contributions made by the Company during the year of £5.0 million in line with the Recovery Plan agreed for the Scheme following the actuarial valuation at 31 December 2005. These improvements were partially offset by a lower than expected return on scheme assets.

The main assumptions used in the IAS 19 valuation for the previous two years are shown in Note 28 of the Accounts. The sensitivities regarding the discount rate and longevity assumptions are shown in the table below.

Assumptions

	Change in assumption	Indicative effect on the scheme's liabilities
Discount rate	Increase/ decrease by 0.5pp	Decrease by 13.8%/increase by 16.5%
Longevity	Increase by 1 year	Increase by 2.4%

Taxation
Aggreko's tax charge is based on the profit for the year and tax rates in force at the balance sheet date. Estimation of the tax charge requires an assessment to be made of the potential tax treatment of certain items which will only be resolved once finally agreed with the relevant tax authorities.

Currency translation

The net overall impact of exchange rates on currency translation in 2007 was to decrease revenue and trading profit by £27.7 million and £5.9 million respectively. Currency translation also gave rise to a £5.6 million increase in reserves as a result of year on year movements in the exchange rates. Set out in the table below are the principal exchange rates affecting the Group's overseas profits and net assets.

Per £ sterling

	2007		2006	
	Average	Year End	Average	Year End
Principal Exchange Rates				
United States dollar	**2.00**	**1.99**	1.84	1.96
Euro	**1.46**	**1.36**	1.47	1.49
Other Operational Exchange Rates				
UAE Dirhams	**7.35**	**7.33**	6.77	7.20
Australian dollar	**2.39**	**2.27**	2.45	2.49

Source: Reuters

Interest

The net interest charge for the year was £11.7 million, an increase of £5.3 million on 2006, reflecting the higher level of average net debt during the year, mainly arising out of the acquisition of GE-ER. Interest cover decreased to 11.7 times from 13.9 times in 2006 (pre-exceptional items) but still remains very strong.

Effective tax rate

The effective tax rate for the full year is 35.0% as compared with 36.0% in 2006. This decrease in the tax rate largely reflects the changes in the regional mix of profits.

Dividends

If the proposed final dividend of 5.02 pence is agreed by shareholders, it would result in a full year dividend of 8.06 pence per ordinary share, giving dividend cover of 3.76 times (2006: 2.98 times).

Cashflow

The net cash inflow from operations during the year totalled £230.2 million (2006: £160.2 million). This funded capital expenditure of £180.6 million, which was £52.6 million higher than in 2006. Although average net debt for the year was higher in 2007 than in 2006, the absolute level at 31 December 2007 was £2.6 million lower than at the prior year end at £202.6 million. As a result of the decrease in net debt and the increase in shareholders' equity, gearing (net debt as a percentage of equity) at 31 December 2007 decreased to 69% from 91% at 31 December 2006.

Net operating assets

The net operating assets of the Group (including goodwill) at 31 December 2007 totalled £554.0 million, up £83.8 million on 2006. The main components of Net Operating Assets are:

£ million

	2007	2006	Movement
Rental fleet	**401.8**	311.1	29.2%
Property, plant	**42.8**	41.9	2.1%
Inventory	**60.0**	40.8	47.1%
Net trade debtors	**114.7**	96.3	19.1%

A key measure of Aggreko's performance is the return (expressed as operating profit) generated from average net operating assets (ROCE). We calculate the average net operating assets for a period by taking the average of the net operating assets as at 1 January, 30 June and 31 December; this is the basis on which we report our calculations of Return on Capital Employed (ROCE). The average net operating assets in 2007 were £508.8 million, up 26.1% on 2006. In 2007 the ROCE increased to 26.7% compared with 22.1% in 2006. A geographic analysis of our returns on net operating assets is set out in the table below:

	2007	2006
Europe	**16.2%**	9.7%
International	**33.8%**	25.1%
North America	**25.4%**	30.3%
Group	**26.7%**	22.1%

Acquisition of GE Energy Rentals

On 4 December 2006 the Group acquired the entire share capital of GE Energy Rentals Inc and the entire share capital of GE Energy do Brasil Ltda as well as substantially all the other trade and assets of GE-ER (excluding those relating to gas turbines). The maximum consideration payable was £112.0 million and the fair value of net assets acquired was £65.3 million resulting in estimated goodwill of £46.7 million. The initial purchase consideration for this acquisition (including transaction fees) was £97.1 million with a further payment of up to £14.9 million dependent on the delivery by GE of additional fleet assets during 2007. Due to the close proximity of this acquisition to the December 2006 year end the fair value adjustments made in the 2006 Accounts were provisional. These fair value adjustments were finalised in the 2007 Accounts and the final purchase price adjustment was agreed with GE, resulting in a final purchase consideration of £96.7 million, fair value of net assets acquired of £59.1 million and goodwill of £37.6 million at date of acquisition.

Shareholders' equity

Shareholders' equity increased by £67.1 million to £293.3 million, represented by the net assets of the Group of £495.9 million before net debt of £202.6 million. The movements in shareholders' equity are analysed in the table below:

Movements in shareholders' equity

	£ million	£ million
As at 1 January 2007		226.2
Profit for the financial year	80.7	
Dividend[1]	(19.2)	
Retained earnings		61.5
New share capital subscribed		1.9
Purchase of own shares held under trust		(4.2)
Credit in respect of employee share awards		4.6
Actuarial losses on retirement benefits		(0.1)
Currency translation difference		5.6
Movement in hedging reserve		(6.4)
Other[2]		4.2
As at 31 December 2007		**293.3**

[1] Reflects the final dividend for 2006 of 4.19 pence per share (2006: 3.77 pence) and the interim dividend for 2007 of 3.04 pence per share (2006: 2.53 pence) that were paid during the year.

[2] Other includes tax on items taken directly to reserves.

The £80.7 million of post-tax profit in the year represents a return of 27.5% on shareholders' equity (2006: 23.5%, pre-exceptional items).

Treasury

The Group's operations expose it to a variety of financial risks that include liquidity, the effects of changes in foreign currency exchange rates, interest rates, and credit risk. The Group has a centralised treasury operation whose primary role is to ensure that adequate liquidity is available to meet the Group's funding requirements as they arise, and that financial risk arising from the Group's underlying operations is effectively identified and managed.

The treasury operations are conducted in accordance with policies and procedures approved by the Board and are reviewed annually. Financial instruments are only executed for hedging purposes, and transactions that are speculative in nature are expressly forbidden. Monthly reports are provided to senior management and treasury operations are subject to periodic internal and external review.

Liquidity, funding and capital management

The Group's objective with respect to managing capital is to maintain a balance sheet structure that is both efficient in terms of providing long-term returns to shareholders and safeguards the Group's ability to continue as a going concern. As appropriate the Group can choose to adjust its capital structure by varying the amount of dividends paid to shareholders, returns of capital to shareholders, issuing new shares or the level of capital expenditure.

The Group maintains sufficient facilities to meet its normal funding requirements over the medium term. These facilities are primarily in the form of committed bank facilities totalling £358.0 million at 31 December 2007, arranged on a bilateral basis with a number of international banks. The financial covenants attached to these facilities are that operating profit should be no less than 3 times interest, and net debt should be no more than 3 times EBITDA. The Group does not consider that these covenants are restrictive to its operations. Net debt amounted to £202.6 million at 31 December 2007 and at that date un-drawn committed facilities were £145.8 million.

Interest rate risk

The Group's policy is to minimise the exposure to interest rates by ensuring an appropriate balance of fixed and floating rates. The Group's primary funding is at floating rates through its bank facilities. In order to manage the associated interest rate risk, the Group uses interest rate swaps to vary the mix of fixed and floating rates. At 31 December 2007 £150.9 million of the net debt of £202.6 million was at fixed rates of interest resulting in a fixed to floating rate net debt ratio of 75:25.

Foreign exchange risk

The Group is subject to currency exposure on the translation of its net investments in overseas subsidiaries into sterling. In order to reduce the currency risk arising, the Group uses direct borrowings in the same currency as those investments. Group borrowings are currently drawn down in the principal currencies used by the Group, namely US Dollar, Euro and Sterling.

The Group manages its currency flows to minimise foreign exchange risk arising on transactions denominated in foreign currencies and uses forward contracts where appropriate in order to hedge net currency flows.

Credit risk

Cash deposits and other financial instruments give rise to credit risk on amounts due from counterparties. The Group manages this risk by limiting the aggregate amounts and their duration depending on external credit ratings of the relevant counterparty. In the case of financial assets exposed to credit risk, the carrying amount in the balance sheet, net of any applicable provision for loss, represents the amount exposed to credit risk.

Management of trade receivables

The management of trade receivables is the responsibility of the operating units, although they report monthly to Group on debtor days, debtor ageing and significant outstanding debts. At an operating unit level a credit rating is normally established for each customer based on ratings from external agencies. Where no ratings are available, cash in advance payment terms are often established for new customers. Credit limits are reviewed on a regular basis. Some of the contracts undertaken in our International Power Projects business are substantial, and are in jurisdictions where payment practices can be unpredictable. The Group monitors the risk profile and debtor position of all such contracts regularly, and deploys a variety of techniques to mitigate the risks of delayed or non-payment; these include securing advance payments, bank guarantees and various types of insurance. On large contracts, all such arrangements are approved at Group level. Contracts are reviewed on a case by case basis to determine the customer and country risk.

Insurance

The Group operates a policy of buying cover where possible for material risks from the global insurance market, while self-insuring risks which would not have a material impact on the Group as a whole. The Group monitors its insurance arrangements in such a way to ensure the quality and extent of cover.

Shareholder information

Our website can be accessed at www.aggreko.com. This contains a large amount of information about our business, including a range of charts and data, which can be down loaded for easy analysis. The website also carries copies of recent investor presentations, as well as Stock Exchange announcements.

Other Matters

Share Capital

Details of the changes in issued share capital during the year are shown in Note 23 to the accounts.

On 31 December 2007 the Company had in issue 270,923,649 ordinary shares of 20p each. At the 2007 Annual General Meeting of the Company, shareholders passed a resolution permitting the Directors to undertake market purchases of up to 26,950,000 ordinary shares. This authorisation will expire on the earlier of the 2008 Annual General Meeting of the Company, and 25 October 2008.

Going Concern

The Directors, having made all the relevant enquiries, consider that the Group and the Company have adequate resources at their disposal to continue their operations for the foreseeable future, and that it is therefore appropriate to prepare the accounts on a going concern basis.

Change of Control

The Company has in place a number of agreements with advisers, financial institutions and customers which contain certain termination rights which would have effect on a change of control. The Directors believe these agreements to be commercially sensitive and do not intend disclosing specific details of these. In addition, all of the Company's share schemes contain provisions which in the event of a change of control, would result in outstanding options and awards becoming exercisable, subject to the rules of the relevant schemes.

Directors

The Directors of the Company and their biographical details are set out on pages 14 and 15.

Mr D C M Hamill and Mr R J MacLeod were appointed to the Board on 1 May 2007 and 10 September 2007 respectively, and are obliged to seek election at the forthcoming Annual General Meeting.

The Board has also resolved that all of its members must submit themselves for re-election at regular intervals of at least every three years: Mr N H Northridge, Mr F A B Shepherd and Mr P G Rogerson retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Mr A C Salvesen is subject to annual re-election and, being eligible, offers himself for re-election. In proposing their re-election, the Chairman confirms that the Nomination Committee has considered the formal performance evaluation in respect of those Directors seeking re-election, the contribution and commitment of the Directors that are required to offer themselves for election or re-election, and has confirmed to the Board that their performance continued to be effective and that they continue to demonstrate commitment to their roles and, therefore, the Company should support their election or re-election.

All of the Directors have service agreements or letters of appointment and the details of their terms are set out in the Remuneration Report on page 60. No other contract with the Company, or any subsidiary undertaking of the Company, in which any Director was materially interested subsisted during or at the end of the financial year.

A statement of the Directors' interests in the share capital of the Company as at the end of the financial year is given on pages 64 to 66.

Disclosure of information to the Company's Auditor

The Directors who held office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's Auditor is unaware; and each Director has taken all the steps that he ought to have taken as a Director to make himself aware of any relevant audit information and to establish that the Company's Auditor is aware of that information.

Indemnity of Officers

Under Article 145 of the Company's Articles of Association, the Company may indemnify any Director or other officer against any liability, subject to the provisions of the Companies Acts, and the Articles grant an indemnity to the Directors against any liability for the costs of legal proceedings where judgement is given in their favour.

Under the authority conferred by Article 145, the Company has entered into deeds of indemnity with each of its Directors. The indemnities do not apply to any claim which arises out of fraud, default, negligence or breach of fiduciary duty or trust by the indemnified person.

In addition, the Company may purchase and maintain for any Director or other officer, insurance against any liability. The Company maintains appropriate insurance cover against legal action brought against its Directors and officers and the directors and officers of its subsidiaries.

Donations

During the financial year the Group contributed £118,924 (2006: £109,855) in terms of cash, employees' time and other services to a range of charitable, community and disaster relief organisations. Of this total £58,981 (2006: £53,412) was donated to registered UK charities.

No political donations were made during the financial year (2006: Nil).

Employees

The Group continues to operate team briefings throughout its business to keep employees informed of developments and plans, both in their own operations and in the Group as a whole. Employees have access to the 'Aggreko Resource Centre', an intranet based system, which provides them with a wide range of information on the activities of the Group around the world. The annual and interim results are publicised extensively throughout the business and are made available to all employees.

The Group's policies for recruitment, training, career development and promotion of employees are based on the suitability of the individual and give those who are disabled equal treatment with the able bodied. Where appropriate, employees disabled after joining the Group are given suitable training for alternative employment with the Group or elsewhere.

Supplier Payment Policy

It is the Group's policy to settle the terms and conditions of payment with suppliers when agreeing each transaction, to ensure that suppliers are made aware of these terms and, in practice, provided the supplier meets its contractual obligations, to abide by them. In overall terms, the Group had approximately 77 days' credit outstanding as at the balance sheet date.

Annual General Meeting

The Company's Annual General Meeting will be held on Wednesday 23 April 2008 at the Hilton Hotel, 1 William Street, Glasgow and the notice of this meeting is set out on pages 118 to 124.

Annual General Meeting – Special Business Amendments to the Performance Share Plan and the Co-investment Plan

Resolutions 11 and 12 at the forthcoming Annual General Meeting will if passed adopt by resolution of the Company amendments the Aggreko Performance Share Plan 2004 and the Aggreko Co-investment Plan 2004 that are described in Part A of the Appendix to the Notice of Annual General Meeting on pages 125 to 127.

Power to allot securities

Resolution 13 proposes, as an ordinary resolution, to authorise the Directors to exercise the powers of the Company to allot relevant securities. This resolution is limited to shares with a nominal value of £15,696,600, which is approximately 30% of the current issued share capital and replaces the authority granted by Shareholders on 30 April 2003, which will expire on 29 April 2008. The authority under this resolution would expire on the earlier of 22 April 2013 and the date of the Annual General Meeting held in that year.

Disapplication of statutory pre-emption rights

Resolution 14 proposes, as a special resolution, to disapply the statutory pre-emption rights of Shareholders on allotment of equity securities for cash up to a limit of a total of shares with a nominal value of £2,712,600, being approximately 5% of the current issued share capital. The Directors confirm that they do not intend to allot new shares on a non pre-emptive basis with a value of more that 7.5% of the current value of issued share capital over a three-year period.

The resolution also disapplies these rights to the extent necessary to facilitate rights issues. The authority under this resolution would expire on the date of the Annual General Meeting in 2009 or on 22 July 2009, whichever is the earlier. This resolution is on the same basis as approved last year and the Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Purchase of own shares

Resolution 15 sets out the Directors' recommendation that Shareholders renew the authority of the Company to purchase its own ordinary shares as permitted under Article 7 of its Articles of Association. Accordingly, Resolution 15 will be proposed as a special resolution seeking authority to make such purchases in the market. The Directors will only use such authority when they consider it to be in the best interests of Shareholders generally and an improvement in earnings per share would result. The Board is seeking the power to hold shares in treasury; accordingly, any ordinary shares purchased under this authority will either be cancelled (and the number of ordinary shares in issue reduced) or held in treasury.

Resolution 15 specifies the maximum number of ordinary shares which may be purchased (representing approximately 10% of the Company's existing issued ordinary share capital) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the Companies Act 1985 and of the Financial Services Authority, as set out in the Listing Rules. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Changes to Articles

Resolutions 16 and 17 propose as special resolutions the adoption of new Articles of Association of the Company and subsequent amendments to these Articles in respect of directors' conflicts of interest.

Company law has undergone substantial change since January 2007 when the staged implementation of the Companies Act 2006 (the '2006 Act') commenced. The Articles of Association of the Company in their current form contain certain provisions that no longer fully reflect both legislation and best practice and accordingly the Board considers it prudent to replace the Company's existing Articles of Association with new Articles that take account of those developments (the 'New Articles').

A summary of the material changes brought about by the proposed adoption of the New Articles is set out in Part B of the Appendix to the Notice of Annual General Meeting on pages 127 to 129 of this document. Other changes, which are of a minor, technical or clarifying nature have not been noted in the Appendix.

Further amendments to the New Articles may be required in the coming years as a result of the implementation of the 2006 Act. The 2006 Act represents a major reform of UK companies' legislation and is being brought into force in stages, with full implementation scheduled by October 2009. At this year's Annual General Meeting the Company proposes to adopt provisions which reflect changes in the law brought about by the 2006 Act in respect of, among other things, electronic communications, notice periods for meetings, proxy voting and directors' conflicts of interest. Over the course of the next year the Company intends to conduct a further review of the New Articles in order to identify any additional amendments that might be necessary following the full implementation of the 2006 Act by October 2009. It is the Board's intention that any further amendments will be put to shareholders at the 2009 AGM.

A copy of the new Articles of Association will be on display at the Registered office of the company and at the offices of Dickson Minto WS, 22-25 Finsbury Square, London EC2A 1DX during normal business hours on any week day up to and including the date of the Annual General Meeting, and at that meeting.

Directors' Report continued

Treasury shares
Companies are permitted to acquire their own shares and to hold these shares in treasury for re-sale. Resolutions 14 and 15 would provide the Directors with the authority they need to use treasury shares to give the Company more flexibility in managing its share capital. The Directors have no immediate intention of using such authority and would do so only when they consider it to be in the best interests of Shareholders generally. The Company does not at present hold any Treasury shares.

The Directors intend that any buy back of shares into treasury and re-sale of shares from treasury will operate within the following limits:

- no more than 10% of the Company's issued shares will be held in treasury at any time; and
- treasury shares will not be sold at a discount of more than 10% to the middle market price of shares at the time of sale.

Annual General Meeting – Recommendation
Your Directors believe that all of the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and its Shareholders as a whole and unanimously recommend that Shareholders vote in favour of them.

Auditors
A resolution re-appointing PricewaterhouseCoopers LLP as the Company's auditors will be proposed at the Annual General Meeting.

Material Share Interests
As at 18 February 2008 the Company had received notifications of the following share holdings representing 3% or more of the voting rights attached to the issued ordinary share capital of the Company:

Name of Shareholder	Number of Shares	% of total voting rights
Barclays plc †	16,182,099	5.97
Mr A E H Salvesen *	14,336,921	5.29
Legal & General Investment Management Limited	13,479,994	4.97
Standard Life Investments Limited	13,296,104	4.90
Mr A C Salvesen * §	10,106,075	3.73
JPMorgan Chase Bank	8,128,765	3.00

* including immediate family and trustee interests
† including direct and indirect subsidiary company interests
§ Mr A C Salvesen is a Director of the Company and his holdings are also disclosed on page 66.

The Directors are not aware of any other material interests amounting to 3% or more in the share capital of the Company.

By order of the Board

Hew Campbell
Secretary
6 March 2008

Corporate Governance

Introduction

The Board remains committed to high standards of corporate governance and supports The Combined Code on Corporate Governance (the 'Code').

Board Meetings and Responsibilities

Corporate governance is the responsibility of all Directors. The Board meets at least six times a year. Amongst the matters reserved for decision by the full Board are strategic policy, acquisitions and disposals, capital projects over a defined limit, annual budgets, new Group borrowing facilities and significant changes to employee benefit schemes.

There is a distinct and defined division of responsibilities between the Non-executive Chairman and the Group Chief Executive. The Chairman is primarily responsible for the effective working of the Board and the Group Chief Executive is responsible for the operational management of the business and for the implementation of the strategy agreed by the Board. The Chairman holds meetings with the Non-executive Directors without the Executive Directors present. Led by the Senior Independent Director, the Non-executive Directors meet without the Chairman present on such other occasions as are deemed appropriate.

The attendance of Directors at meetings in 2007 is set out in the table below:

	Notes	Board Meetings	Audit Committee	Remuneration Committee	Nomination Committee
Number of Meetings in 2007		7	3	6	6
P G Rogerson		7	n/a	n/a	6
R C Soames		7	n/a	n/a	6
F A B Shepherd		7	n/a	n/a	n/a
A G Cockburn		7	n/a	n/a	n/a
G P Walker		7	n/a	n/a	n/a
K Pandya		7	n/a	n/a	n/a
A C Salvesen	1	6	1(1)	3(3)	5
N H Northridge		7	3	6	6
R V McGlone		6	2	5	6
D C M Hamill	2	5(5)	2(2)	4(4)	4(4)
R J MacLeod	3	3(3)	2(2)	3(3)	2(2)

n/a Not a member of the relevant Committee

Note 1: Stood down from the Audit and Remuneration Committees on 1 May 2007 – maximum possible number of meetings to be attended shown in brackets.
Note 2: Joined the Board on 1 May 2007 – maximum possible number of meetings to be attended shown in brackets.
Note 3: Joined the Board on 10 September 2007 – maximum possible number of meetings to be attended shown in brackets.

A programme has been prepared that is designed to ensure that new Directors receive a full, formal and tailored induction on joining the Board. During the year the Board visits operational locations; Directors are briefed on a wide range of topics and are given the opportunity to discuss aspects of the business with employees. Directors have access to independent professional advice at the Company's expense where they judge this to be necessary to discharge their responsibilities as Directors. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Independent Directors

The Board currently comprises a Chairman, Group Chief Executive, four other Executive Directors and five Non-executive Directors; their details are set out on pages 14 and 15. The Non-executive Directors bring a wide range of experience to the Company and Mr N H Northridge, Mr R V McGlone, Mr D C M Hamill and Mr R J MacLeod are considered by the Board to be independent as defined in the Code. Mr A C Salvesen has significant share interests and has served as a Director of the Company for more than nine years and therefore is not considered to be independent by the Board for the purposes of the Code. The Board has satisfied itself that none of the Non-executive Directors represents any other Shareholder or group of Shareholders.

Mr N H Northridge is the Senior Independent Director and is available to meet with Shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve or for which such contact is inappropriate.

The Code states that at least half of the Board, excluding the Chairman, should be comprised of independent Non-executive Directors. However, the Directors believe that to achieve this balance, requiring the appointment of further additional Directors, would cause the Board to be unwieldy.

Corporate Governance continued

Re-election of Directors
One third of the members of the Board must retire by rotation each year and may offer themselves for re-election if eligible. The Board has also resolved that all of its members must submit themselves for re-election at regular intervals of at least every three years. Any Director appointed by the Board will be subject to election by Shareholders at the first opportunity after his or her appointment and will not be taken into account in determining the Directors who are to retire by rotation at that meeting. Non-executive Directors who have served longer than nine years (e.g. three three-year terms) are subject to annual re-election.

Standing Committees
The Board has standing Audit, Nomination and Remuneration Committees, the memberships, roles and activities of which are detailed in separate reports; Audit Committee on pages 52 and 53, Nomination Committee on page 54 and Remuneration Committee on pages 55 to 66 . Each Committee reports to, and has its Terms of Reference approved by, the Board and the minutes of the Committee meetings are circulated to, and reviewed by, the Board.

The Terms of Reference of the standing Committees of the Board are available on our website at www.aggreko.com/investors under the heading 'Corporate Governance'.

Board Performance Evaluation
The Board conducts an annual evaluation of its own performance. This involved the completion of assessment questionnaires by all Directors covering the performance of the Board and its Committees. Other aspects that were reviewed included the effectiveness of the Chairman, Executive and Non-executive Directors, the monitoring of operational performance, and corporate governance, as well as leadership and culture. The Board considered a summary of the conclusions and this was followed up by meetings as appropriate with individual Directors.

Relations with Shareholders
The Notice of Annual General Meeting on pages 118 to 124 sets out the resolutions that will be proposed at this year's Annual General Meeting. The Board supports the use of this meeting as a means of communicating with private investors and encourages their participation. The Company is ready, where practicable, to enter into a dialogue with Shareholders, through analyst briefings and investor presentations. Senior executives seek to meet regularly with institutional and major Shareholders to improve their understanding of the Company and its objectives. The Senior Independent Director is available to meet Shareholders if they have concerns. In addition to attending meetings with Shareholders, the Board has sought to understand the views of investors better by commissioning regular feedback reports from the Company's stockbrokers.

Internal Control

The Board has applied Principle C.2 of the Code by establishing a continuous process for identifying, evaluating and managing the risks that are considered significant by the Group. This process is designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board's monitoring framework covers a wide range of controls, including financial, operational and compliance controls together with risk management. It is based principally on reviewing reports from management and considering whether significant risks are identified, evaluated, managed and controlled and ensuring that any significant weakness thus identified is promptly remedied. Internal Audit is engaged as part of this process. The Board continues to enhance and strengthen the procedures for identifying and monitoring key areas of risk.

The Board also considers financing and investment decisions concerning the Group and monitors the policy and control mechanisms for managing treasury risk. The Group insurance programme is reviewed by the Board, which also approves self-insured exposures.

During each financial year the Audit Committee of the Board reviews the external and internal audit work programmes and considers reports from internal and external auditors on the system of internal control and any material control weaknesses. It also receives responses from management regarding the actions taken on issues identified in audit reports.

Review of Effectiveness of Internal Control

In compliance with Provision C.2.1 of the Code, the Board reviews the effectiveness of the Group's system of internal control.

On an annual basis the Audit Committee receives a formal review that is designed to assess the application of the principal financial and operational controls operated by the Group. The review, which is based on self-assessment by senior operational management, is carried out using a risk review and control questionnaire and is intended to complement the internal and external audit procedures. There is also a comprehensive procedure for monitoring all significant risks and key risks have been identified on a risk register. The Board has considered the probability of those risks occurring and their impact, as well as the actions that would be taken in response to them if they did occur.

The Board has undertaken a specific assessment of internal control for the purpose of this Annual Report. This assessment considered all significant aspects of internal control during the year ended 31 December 2007. Accordingly, the Board is satisfied that the Group continues to have an effective system of internal control.

Corporate Social Responsibility

The Board has set policies for the Group to ensure that it operates worldwide in a safe, ethical and responsible manner, which protects the environment as well as safeguarding the health and safety of its employees, its customers and the communities in which it operates. These policies are intended to recognise, evaluate and manage responsibly environmental, health and safety risks through implementation of a comprehensive Global Environmental, Health and Safety Management System that standardises best operating practices, objectives, data collection, reporting, audits, performance indicators and goals. These policies are set out in more detail on pages 46 to 50.

Corporate Governance continued

Pensions

The assets of the UK defined-benefit pension fund are controlled by trustees; they are held separately from the assets of the Company and invested by independent fund managers. These segregated funds cannot be invested directly in the Company. Four trustees have been appointed by the Company including the Finance Director of the Company and, in addition, two member-nominated trustees have been appointed. This fund was closed to new employees joining the Group after 1 April 2002; new UK employees are now offered membership of a Group Personal Pension Plan.

Compliance with the Code

The Directors consider that the Group complies and has complied throughout the year ended 31 December 2007 with all of the Provisions of the Code with the exception that the Code states that at least half of the Board, excluding the Chairman, should be comprised of independent Non-executive Directors and the Directors believe that to achieve this balance would cause the Board to be unwieldy and accordingly the Company has not complied during the year ended 31 December 2007 with such provision.

Philip G Rogerson
Chairman
6 March 2008

CORPORATE SOCIAL RESPONSIBILITY

aggreko

Corporate Social Responsibility

Introduction

This report describes the policies and procedures that the Board has put in place to ensure that Aggreko operates in a safe, ethical and responsible manner, which protects the environment as well as safeguarding the health and safety of its employees, its customers, and the communities in which it operates. The process for identifying, evaluating and managing the risks that are considered significant is summarised under the heading of Internal Control on page 49.

The nature of our business is that we work in many different countries, often in remote and difficult environments, with equipment and substances, which if improperly handled, are potentially dangerous to people and harmful to property and the environment. We frequently operate in response to natural or man-made disasters, where the infrastructure has been badly damaged and where operating conditions are far from ideal. Over time, therefore, we have developed a comprehensive range of operating procedures and processes to ensure that we minimise any risk of harm to people or to the environment.

Health and Safety

Aggreko puts health and safety at the very heart of its operations. Most of our equipment is heavy, electro-mechanical equipment which is moved around frequently. Compressors and generators respectively produce high-pressure compressed air and high voltages, either of which can be harmful to people if mishandled.

Aggreko's policy is to implement common health and safety operating procedures worldwide. Whether operating in the Australian bush, the Saudi Arabian desert or in downtown Manhattan, our operating procedures are the same high standard.

Among the key features of Aggreko's worldwide Health and Safety Policy are:

- ensuring that health and safety issues are at the forefront of considerations when we design our equipment;
- ensuring that our equipment is built and maintained to the highest standards;
- training and educating our staff worldwide in the safe operation of our equipment; and
- ensuring that health and safety issues have the appropriate level of focus throughout the management chain.

Aggreko has created its own Global Environmental Health and Safety Management System (GEMS) which has been implemented throughout the business. At the core of GEMS is a Best Operating Practice document that is published in 8 languages (English, French, German, Dutch, Spanish, Italian, Norwegian and Singhalese) and made available to every Aggreko employee worldwide. The Best Operating Practice is updated in the light of experience and incidents.

GEMS incorporates a comprehensive reporting system which is designed to ensure that the Company knows of every incident, and can learn from it. A uniform accident and incident data collection procedure is implemented worldwide, and from these we can measure our performance and benchmark our operations. Performance measures are reported at a business unit level on a monthly basis. Any serious incident is immediately reported to the Executive Director responsible for the business unit concerned.

Meetings of the senior management of each region are held regularly; at each of these an Executive Director will normally chair the meeting, and incidents reported under GEMS are discussed. On a quarterly basis, the Executive Director responsible for Health and Safety, George Walker, reports to the Board.

We measure our safety performance using a metric called 'Frequency Accident Rating' (FAR), which is a measurement of lost-time accidents in relation to the number of hours worked. The usefulness of this measure is that we can benchmark our performance against other businesses. It is calculated as the number of lost-time accidents multiplied by 200,000 hours (being the base for 100 full time employees working 40 hours per week, 50 weeks per year), divided by the number of man-hours worked. The benchmark is the 2006 level reported for the US rental and leasing industries by the US Department of Labor of 1.0. Aggreko's FAR performance is much better than the benchmark and has also seen considerable improvement over the last three years with 0.50 in 2007, 0.75 in 2006 and 0.98 in 2005. A FAR score of 0.40 has been set by the Group as a target for 2008. This measure is also included under Key Performance Indicators in the Business Review on page 27.

Set out below is an explanation of the technical terms used in this section.

Technical Terms

NOx Oxides of Nitrogen.

Particulate In general this term relates to visible smoke.

Tier 1, tier 2, tier 3 US Federal Government target emission reduction levels.

g/(bhp-hr) Emissions in grams per brake-horsepower hour.

CO_2 Carbon Dioxide.

LWA Sound power level at source.

MW A million watts.

kVA A thousand volt amperes.

Equal Opportunities

Aggreko is committed to promoting equal opportunities for all, irrespective of disability, ethnic origin, gender or any other considerations that do not affect a person's ability to perform their job.

The Group's policies for recruitment, training, career development and promotion of employees are based on the suitability of the individual.

The Environment

Environmental Policy

Aggreko's equipment is designed to function in all continents and all types of terrain. By careful design and use of the most suitable technology, we also aim to minimise the environmental impact of that equipment. Aggreko makes available to its customers equipment and solutions that are designed to comply with applicable laws, regulations and industry standards wherever we operate in the world. In effect, this means they comply with the laws, regulations and standards of some of the most stringent jurisdictions in which we operate and, therefore, far exceed the levels required in many others.

The two major environmental issues we deal with in our business are emissions-to-air from our equipment – the vast majority of which is diesel powered, and the safe handling and disposal of fuel and oil.

Our Environmental Policies are managed in a similar way to safety. They comprise:

- ensuring that environmental issues are at the forefront of considerations when we design our fleet;
- ensuring that our equipment is built and maintained to the highest standards;
- training and educating our staff worldwide in the safe operation of our equipment; and
- ensuring that environmental issues have the appropriate level of focus throughout the management chain.

Emissions-to-air: exhaust gases and particulates

Emissions-to-air are an inevitable by-product of hydrocarbon fuelled engines. Over the years, as engines have become more efficient and legislation to limit emissions around the world has become stricter, emissions have reduced sharply. Aggreko works in co-operation with the manufacturers of diesel engines in order to meet new emission requirements at the earliest opportunity.

The principle contribution we can make to reducing emissions to air is in maintaining our equipment in good order, and introducing engines into the fleet with good emissions performance.

The chart below shows a summarised account of the requirement to meet emission guidelines for Oxides of Nitrogen (NOx) and Particulate as set out by the US Federal Government. Most of Aggreko's generator fleet are powered by Tier 1 engines, although an increasing proportion of our new-build engines are now Tier 2. Subject to manufacturer's ability to introduce the necessary technology into diesel engine volume production, we expect that by 2010 the vast majority of engines we build will be certified to at least Tier 2.

Diesel Generator Emission Development



16
14
12
10
8
6
4
2
0
NOx[g/(bhp-hr)]
Unregulated
1995
Tier 1
Tier 2
Tier 3
2014
0
0.2
0.4
0.6
0.8
1
1.2
Particulate [g/(bhp-hr)]

Our strong presence in markets which are particularly sensitive to emissions, such as California, means that the control of emissions is at the forefront of our design considerations and decisions on engine choice.

Aggreko Natural Gas Generator Development

We are constantly exploring new ways of reducing emissions, and have completed the development of a new gas-fuelled temporary power solution, which has significantly lower levels of emissions (see below).

	Tier 1 Engine	Gas engine	Reduction %
NOX	6.9 g/(bhp-hr)	1.0 g/(bhp-hr)	87%
Particulates	0.4 g/(bhp-hr)	0.1 g/(bhp-hr)	75%

Natural gas presents a competitive advantage over other energy sources. It is seen as economically more efficient because only about 10% of the natural gas produced is wasted before it gets to final consumption. In addition, technological advances are constantly improving efficiencies in extraction, transportation and storage techniques as well as in equipment that uses natural gas.

Natural gas is considered as an environmentally-friendly clean fuel, offering important environmental benefits when compared to other fossil fuels. The superior environmental qualities over coal or oil are that emissions of sulphur dioxide are negligible and that the level of nitrous oxide and carbon dioxide emissions is significantly lower. Where the gas fuel is essentially a stranded resource or is derived from a biological source, a CO_2 and greenhouse gas reduction is realised. This helps to reduce problems of acid rain, ozone layer or greenhouse gases.

In many of Aggreko's target markets natural gas is effectively a stranded resource which dictates that the gas is flared to the atmosphere as opposed to being used for beneficial services. This practice is being increasingly regulated and Aggreko's service allows for generation of power from this valuable resource on a more flexible and scaleable basis than existing solutions.

Alternative Energy Sources

In addition to the work we have undertaken developing natural gas-powered generators, we are constantly reviewing product technologies, looking for advances that we can adopt within our product portfolio. These include:

- Bio-fuels – Across many of our markets we have seen the emergence of Bio-diesel as an alternative energy source. Provided the right preparation of equipment, these fuels are compatible with most of our generator fleet, either in a blended, or pure format. Bio-fuel can reduce CO_2 emissions, given that the crop that derived the fuel has absorbed CO_2 from the atmosphere. While we will continue to support customers who wish to run our equipment on Bio-fuels, our main concern with this energy source is sustainability of the sources of production, and the environmental impact of certain production methods. Consequently, we are not actively developing Bio-fuel use in our business.

- Fuel Cells – We have noted with interest the increasing reliability and reduced costs of fuel cells. At present, the main obstacle to adoption is the availability of non-fossil fuel derived Hydrogen. Nearly all fuel cells currently either run on Hydrogen reformed from fossil fuels, or reform fossil fuels in their energy process, producing similar Carbon and pollutant levels as today's diesel engines.

- Renewables – At present, it is hard to envisage the application of renewable energy sources to large temporary power generation projects. While we have for example reviewed the application of fuel cell (battery) technology in combination with a diesel generator to provide hybrid power, which can improve efficiency and reduce fuel consumption, technology is not yet advanced enough to enable us to pursue a hybrid renewable option. We do however foresee a role for our products in supporting systems and grids which rely upon renewables, where seasonal restrictions can occur.

Emissions-to-air: carbon dioxide (CO_2)
All of Aggreko's core activities release CO_2 into the atmosphere to a greater or lesser extent. The most significant impact arises from power generation in Aggreko International due to the intensiveness of our activities in providing temporary power stations. Any generation of electricity using hydrocarbon fuels inevitably causes the release of CO_2 and the performance of Aggreko's equipment is comparable to other equivalent power sources. Aggreko is actively researching the availability of alternative mobile power sources that will reduce the level of CO_2 emissions; until an economically viable alternative becomes available, the level of emissions will mirror the level of our business activity. The actual amount of CO_2 released by our engines is driven by the usage our customers make of our equipment on rent; an engine running 24 hours/day will emit much more CO_2 than an engine used for a few hours a day. These patterns of usage can vary widely from country to country and from year to year. We estimate that customers using Aggreko engines produced an average CO_2 emission rate of 0.65 tonnes of CO_2 per megawatt hour.

Petroleum Spills and the Safe Disposal of Waste Fluids
Aggreko and its customers handle a considerable quantity of diesel fuel and the occurrence of fuel spills is an area that the Group monitors very closely. The measure used by management to measure the performance of the Group in handling fuel is the 'Petroleum Release Rating' (PRR). This is calculated as litres released to ground, divided by the cumulative average MW on rent. The PRR performance over the past three years has been: 2007 – a rating of 0.13, 2006 – a rating of 0.60 and 2005 – a rating of 0.48. Our equipment has been specifically designed to minimise the risk of fluid spillage through features such as a 'save-all base', double-walled storage tanks and fail-safe valves. A PRR score of 0.10 has been set by the Group as a target for 2008.

Another potential source of environmental damage is in the disposal of consumables such as engine oil and filters. In our Local business, these are normally returned to our service centres where they are safely disposed of. In our International Power Projects business, site-specific arrangements are made to ensure the safe handling of these items.

Reporting of fuel spills is handled in a similar way to safety incidents, with monthly reporting at regional level, and quarterly reporting to the Board.

Noise
Aggreko has built a competitive advantage through an equipment fleet that minimises external noise. This is done by the use of custom-built acoustic enclosures as well as high performance isolation and attenuation systems. Aggreko continues to work closely with its suppliers and local university research departments in order to develop its expertise in this field. As a result, our equipment is able to achieve the following performance standards that are well below the maximum levels permitted by current European legislation.

Corporate Social Responsibility continued

Size of Generator	Certified Noise Level (Sound Power LWA)		
	Maximum EU Limit	Aggreko Standard Product	Aggreko Premium Product
30kVA	98.3	93.3	78.0
60kVA	98.6	89.9	80.0
125kVA	99.0	90.0	83.0
200kVA	99.1	95.0	91.0
320kVA	99.4	94.0	90.0

Note: A reduction of 3 LWA in the certified noise level equates to an audible noise level that is approximately 50% lower.

Refrigerant

In accordance with the timelines and accords set out by the Montreal protocol Aggreko has phased out CFC plant from its temperature control rental fleet and is in the process of phasing out HCFC plant; we have introduced HFC replacement prototypes and production models in all areas.

Social Responsibility

Policy

Aggreko has a policy of encouraging local teams to engage with the communities in which they work, and each year they undertake innumerable initiatives to help the disadvantaged or those affected by natural disasters.

One such initiative is Book Aid International, a charity promoting literacy in developing countries, with which we signed a funding agreement in 2006. We have undertaken to provide them with £40,000 each year, to enable them to provide books and other educational material to schools and libraries in Africa. Last year, from the funding we provided, Book Aid International supplied over 20,000 books to its partners, including Non-Governmental Organisations, refugee camps, prisons and orphanages in six sub-Saharan Africa countries.

The wide variety and diversity of the books supplied is, we are told, of enormous value to Book Aid international partners, who can reach out to many communities and meet the information needs of key target groups, including the poorest people. Whenever possible, partners undertake activities to promote books and reading within their networks. These can include major initiatives, such as the East Africa reading tents project, or smaller bespoke activities for the visually impaired, or reading awareness days. All activities are aimed at ensuring the target groups are aware and able to access the books made available, and that a culture of reading begins to develop.

The feedback we receive from Book Aid International and their partners is extremely encouraging. For example, in 2007 the Kenya National Library Service suffered a 20% reduction in funding. A donation of 4,000 books through our project helped to maintain the library service through this difficult period. It has supported them in the re-launch of mobile and provincial library services, and enabled them to open three further community-based libraries. It has also helped support a mother and child reading project.

Business Ethics

Ethics Policy

Aggreko has a reputation for delivering innovation, performance and solutions. Also at the heart of our long-term success is something less tangible and less easily illustrated with figures or case studies. This key element is integrity and honesty in our business dealings, a factor that contributes to our long-term relationships with customers. All Aggreko employees, as well as consultants and agents who we work with, are expected to behave ethically in their work, and our expectations of them are set out in a Corporate Ethics Policy. The objective of the Policy is to make Aggreko a good company to work for; to maintain our reputation for exceptional customer service and ethical business dealings, to compete ethically, and to ensure the business is managed to a consistently high standard. Further discussion of our policies for handling ethical risks is set out under Principal Risks and Uncertainties on page 24.

Employees who suspect any breaches of the Corporate Ethics Policy are encouraged to speak up, and their confidentiality and position is protected if they do so.

See our Corporate Responsibility Website

Further information and copies of the Environmental, Health and Safety Policy and Corporate Ethics Policy are available at www.aggreko.com/ourcompany/Corporate-Responsibility.asp

COMMITTEE REPORTS

aggreko

Audit Committee Report

Responsibilities and role of the Audit Committee (the 'Committee')
The principal responsibilities of the Committee are as follows:

1. to consider the appointment and assess the independence and effectiveness of the External Auditor;
2. to recommend the audit fee to the Board and to ensure that the provision of non-audit services does not impair the External Auditor's independence or objectivity;
3. to discuss with the External Auditor, before the audit commences, the nature and scope of the audit and to review the Auditor's quality control procedures and steps taken by the Auditor to respond to changes in regulatory and other requirements;
4. to oversee the process for selecting the External Auditor and make appropriate recommendations through the Board to the Shareholders to be considered at the Annual General Meeting;
5. to review the External Auditor's report on significant matters arising from the audit;
6. to monitor and review the effectiveness of Internal Audit, including a review of the Internal Audit programme and ensuring that the Internal Audit function is adequately resourced and has appropriate standing within the Company;
7. to consider management's response to any major External or Internal Audit recommendations;
8. to review the Company's procedures for handling allegations from whistleblowers;
9. to consider serious incidents of fraud or other irregularities.

The full Terms of Reference of the Committee are available on our website at www.aggreko.com/investors under the heading 'Corporate Governance'.

Composition of the Committee
The names of the members of the Committee who served during the year ended 31 December 2007 are as follows:

Mr R V McGlone	Chairman
Mr N H Northridge	
Mr D C M Hamill	(appointed 1 May 2007)
Mr R J MacLeod	(appointed 10 September 2007)
Mr A C Salvesen	(resigned from the Committee on 1 May 2007)

The Committee has been entirely composed of Independent Non-executive Directors since 1 May 2007. Mr A C Salvesen was no longer considered to be independent and stood down from the Committee on 1 May 2007.The qualifications of the members of the Committee and their biographical details are set out on pages 14 and 15. The Board is satisfied that at least one member of the Committee has recent and relevant financial experience. The specific policies in relation to remuneration of the members of the Committee are set out in the Remuneration Report on page 59. The Company Secretary acts as Secretary to the Committee.

Meetings

The number of meetings of the Committee held during 2007 and attendance are set out on page 41.

Main activities of the Committee in the year to 31 December 2007

Financial Statements

The Committee reviewed the annual results for the year ended 31 December 2006 and the interim results for the six months ended 30 June 2007 in order to monitor the integrity of the financial statements.

Internal Financial Control and Risk Management Systems

The Committee reviewed and discussed the Risk Register that was prepared by the business units and sets out the likelihood and potential impact of the significant risks faced by the Group. The Committee also considered the results of a self-assessment of Internal Control that covered all of the Group's financial reporting systems. The Committee considered the adequacy of the whistleblower arrangements contained in the Group Ethics Policy.

External Auditors

During 2007, the Committee received the reports of the External Auditor in respect of the annual results for the year ended 31 December 2006 and the interim results for the six months ended 30 June 2007. The Committee considered the audit work done and any significant judgmental accounting and reporting issues.

The proposed External Audit programme and timetable was reviewed.

Internal Audit Function

The Committee received regular reports from the Head of Internal Audit and reviewed progress against the agreed plan for the year. The Committee considered all significant internal control issues raised in these reports, reviewed the 2008 Internal Audit Plan and considered the adequacy of Internal Audit resources. The Internal Audit Strategy was updated and adopted during the year. The Strategy retains the key elements of the Internal Audit approach to date, but with enhanced communication of issues across the Group, a more co-ordinated approach to overall assurance provision, greater assurance over the Risk Register, the introduction of continuous controls monitoring and the sharing of best practices.

Roy V McGlone
Chairman of the Audit Committee
6 March 2008

Nomination Committee Report

Responsibilities and role of the Nomination Committee (the 'Committee')

The principal responsibility of the Committee is to assist the Board with succession planning and with the selection process for the appointment of a new Director or Chairman. In discharging that responsibility the Committee is required:

1. to evaluate the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment;
2. to assess the time commitment expected on the part of the Chairman of the Company and to require Non-executive Directors to undertake that they will have sufficient time to meet what is expected of them;
3. to oversee the search process, using such outside advisers as the Committee may consider appropriate;
4. to keep the Board advised of the candidates who have been identified for approach and on the preferred candidates for initial interviews;
5. to arrange for all members of the Board to meet the preferred candidate prior to making a formal recommendation to the full Board.

The full Terms of Reference of the Committee are available on our website at www.aggreko.com/investors under the heading 'Corporate Governance'.

Composition of the Committee

The names of the members of the Committee who served during the year ended 31 December 2007 are as follows:

Mr P G Rogerson	Chairman
Mr R C Soames	
Mr A C Salvesen	
Mr N H Northridge	
Mr R V McGlone	
Mr D C M Hamill	(appointed 1 May 2007)
Mr R J MacLeod	(appointed 10 September 2007)

The Committee is composed of the Chairman, the Group Chief Executive and the Non-executive Directors. The qualifications of the members of the Committee and their biographical details are set out on pages 14 and 15. There is no specific provision for remuneration of the members of the Committee. The Company Secretary acts as Secretary to the Committee.

Meetings

The number of meetings of the Committee held during 2007 and attendance is set out on page 41.

Main activities of the Committee in the year to 31 December 2007

1. Succession Planning

The Committee met to consider Board succession planning.

2. Letters of Appointment

The Committee considered the issue of a new letter of appointment to the Chairman and one Non-executive Director.

3. Appointment of Additional Directors

During the year the Committee selected two Non-executive Directors. The Committee oversaw the search and selection process, advised the Board of suitable candidates and ensured that all Board members met the preferred candidates prior to making a full recommendation of their appointment, to the Board. Mr D C M Hamill was appointed on 1 May 2007, and Mr R J MacLeod was appointed on 10 September 2007.

4. Directors Retiring and Seeking Election or Re-election

The Committee considered the contribution and commitment of the Directors standing for election or re-election and recommended to the Board that they be put forward for election or re-election.

Philip G Rogerson
Chairman of the Nomination Committee
6 March 2008

The Directors confirm that the Company has complied with the Principles and underlying Provisions relating to Directors' remuneration of The Combined Code on Corporate Governance 2006 (the 'Code') and that this Remuneration Report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Details of each individual Director's remuneration for 2007 are set out on page 61. Information on Directors' share and share option interests may be found on pages 64 and 66.

Remuneration Committee (the 'Committee'): Composition, Responsibilities and Operation

The names of the members of the Committee who served during the year ended 31 December 2007 are as follows:

Mr N H Northridge	Chairman
Mr R V McGlone	
Mr D C M Hamill	(appointed 1 May 2007)
Mr R J MacLeod	(appointed 10 September 2007)
Mr A C Salvesen	(resigned from the Committee on 1 May 2007)

The Committee has been entirely composed of Independent Non-executive Directors since 1 May 2007. Mr A C Salvesen was not considered to be independent and stood down from the Committee on 1 May 2007. The members of the Committee have no personal financial interest, other than as Shareholders, in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day operational responsibility within the Group.

In exercising its responsibilities the Committee has access to professional advice, both inside and outside the Company, and consults with the Chairman and Group Chief Executive. The Company Secretary acts as Secretary to the Committee. The full Terms of Reference of the Committee are available on our website at www.aggreko.com/investors under the heading 'Corporate Governance'.

The Committee's principal function is to determine the policy on remuneration for the most senior executives of the Group and to approve the specific remuneration of the Executive Directors and the Company Secretary, including their service contracts. The Committee also has responsibility for making a recommendation to the Board in respect of the remuneration of the Chairman. The Committee's remit therefore includes, but is not restricted to, basic salary, benefits in kind, performance related awards, share options and share awards, Long-term Incentive Schemes, pension rights, and any compensation or termination payments.

There are a number of external advisors appointed by the Company who advise on remuneration matters for the wider workforce and also provide advice to the Committee from time to time. Principal advisors in the year were as follows:

Kepler Associates provided remuneration consultancy with respect to basic salary, bonus plans and executive Long-term Incentive Plans.

New Bridge Street Consultants provided advice on the implementation and administration of share plans.

Mercer Human Resource Consulting provided advice on retirement benefits in the UK and overseas and administers the Group's UK defined benefit pension scheme.

Remuneration Policy
The Committee has adopted the following policy for the remuneration of Executive Directors throughout 2007. It is intended that this policy will apply in 2008 and future years.

Annual Salaries
Salaries are determined by a combination of the individual's contribution to the business and the market rate for the job. The Company typically pays the market median, for standard performance in the job, and pays up to the market upper quartile for upper quartile performance. On occasions it may be necessary to pay above the market median to attract people of the right calibre to meet the needs of the business.

The appropriate market rate is the rate in the 'market place' from which the individual is most likely to be recruited. The Company operates in a number of market places throughout the world where remuneration practice and levels differ. This can result in pay and benefit differentials between the Executive Directors.

In arriving at an appropriate market rate, reference is made to a number of well-established salary surveys covering similar jobs of the same size in a large sample of companies in the manufacturing and service sectors in the UK. The same consistent approach is taken for expatriate and overseas salaries where reference is made to the appropriate surveys for the geographical location.

The Company's pay systems are designed to allow progression that reflects an individual's contribution to the business and to control overall cost. Pay and benefit structures are designed to be cost effective to achieve the right level of attraction and retention at the best value. The Company is always mindful of the need for good corporate governance in respect of pay and benefits for all its employees including Directors.

Performance Related Elements of Remuneration
A significant proportion of Executive Directors' remuneration is performance related through an annual bonus plan as further explained below.

Annual Cash Bonuses
The Company pays competitive bonuses that are intended to place the total cash earnings of executives at around the upper quartile for the market place in high performance years. The factors to be measured for bonus purposes and the corresponding levels of bonus are pre-determined at the start of the year. Bonuses are paid as close to the end of the performance period as practicable so that they reflect current performance. All Executive Directors participate in a scheme which allows them to earn bonuses on a graduated scale if a targeted level of earnings per share is exceeded. The performance criteria are designed to enhance shareholder value and the Committee approves all financial targets and personal goals; no bonus will be paid if targets and goals are not achieved. For the Group Chief Executive and the Finance Director, all of their bonus is based upon earnings per share. 50% of the bonus of Regional Directors is based upon the same measure with 50% based upon profit achieved in their own region. The Group Chief Executive and the Director responsible for North America have a maximum bonus opportunity of 100% of basic salary and the maximum for other Executive Directors is 75%. The Committee does, however, also have discretion to reward outstanding individual achievement.

Long-term Incentive Arrangements
Long-term Incentive Arrangements ('LTIPs') were introduced in 2004 consisting of a performance share plan and a co-investment plan which cover about 117 executives in the business worldwide. The Committee utilises two performance measures; diluted earnings per share (EPS) and Return on Average Capital Employed (ROCE) as the indicators against which the LTIP programme is judged. 75% of awards are measured against EPS and 25% against ROCE. The Committee considers that this mix of measures both of earnings and capital efficiency are appropriate to a business such as the Company. Each year, the Committee reviews these targets and adjusts them in light of circumstances.

Performance Share Plan
Under this plan, executives are granted a conditional award of shares, some, all or none of which will vest three years later, depending upon the Company's performance over the deferral period. The measurement of performance commences in the year in which the award is made and awards are subject to the executive remaining in service at the end of the period.

For grants in years 2004-2007, the Committee decided that an appropriate range for real (i.e. inflation-adjusted) compound annual growth in EPS was 3%-8%. If inflation averaged 2% per annum over the three year performance period, this would be the equivalent of headline growth in EPS of 5%-10%. Targets for ROCE during this period were increased annually in each LTIP, and, in 2007, were between 20% and 23% per annum over the relevant three year performance period.

If the proposed changes to LTIP arrangements referred to on page 58 are approved by shareholders at the Annual General Meeting, the performance criteria for the 2008 plan would be for real compound annual growth in EPS over the three year performance period of 3%-10% for the 'base award' and 13%-20% real compound annual growth in EPS for the 'super award'. The ROCE performance range would be between 23% and 25% per annum. There would be no award against either EPS or ROCE for performance which does not meet the minimum targets. Further details on the proposed plan changes are contained in Part B of the Appendix to the Notice of the Annual General Meeting.

The Committee's intention is that the maximum award would be for shares with a value equal to one year's salary at date of grant and that, in practice, only Executive Directors would receive awards at this level. During 2007 Executive Directors were granted awards equivalent to between 70% and 100% of their basic salary.

Co-investment Plan

Under this plan executives are currently allowed to invest up to a maximum of 20% of their base salary in Aggreko shares. The offer will be made to them each year shortly after bonuses are declared. This means that executives can use their net bonus to acquire shares at market price but there is no direct link to the bonus paid.

Provided that the executive continues to hold these shares for three years the Company will make a matching award. There will be an automatic match of three shares for every four the executive holds i.e. a 75% match. Higher levels of matching award will be dependent upon performance up to a maximum total matching award of six shares for every four the executive holds, i.e. a 150% match, if the maximum level of performance is achieved.

The performance measures and performance targets under this Co-investment Plan in 2008 are exactly the same measures as those which will apply under the Performance Share Plan, i.e. real compound growth in aggregate EPS in a range from 3% to 10% per annum on a straight line, pro-rata, basis and average ROCE of between 23% and 25% per annum.

Proposed Changes to Performance Share Plan and Co-investment Plan

In the previous four years, the Company's revenues have almost doubled, and market capitalisation has tripled. The Company is keen to ensure that management is incentivised to continue improving upon this success. To that end, the Committee, in conjunction with its independent advisers, Kepler Associates, reviewed the Company's incentive arrangements. Following this review, the Committee recommended to the Board changes to the Company's annual bonus scheme, which increase the annual bonus payable, for additional performance. The Committee also recommended to the Board changes to the Aggreko Performance Share Plan 2004 and the Aggreko Co-investment Plan 2004, details of which are contained in Part B of the Appendix to the Notice of the Annual General Meeting. The Committee believes the proposed changes further align executive and Shareholder interests, and provide additional incentive to deliver exceptional performance, while reducing total remuneration for median performance.

Sharesave Plans

The Board believes that Sharesave schemes generally encourage the matching of interests between employees and shareholders. The Aggreko Sharesave Plans are normally offered annually to all employees and Executive Directors who have at least six months' service.

Executive Share Option Schemes

Prior to 2004 senior executives were invited to participate in an Executive Share Option Scheme at the discretion of the Committee. Following the implementation of the Performance Share and the Co-investment Plans, no further grants will be made under these existing Executive Share Option Schemes.

The allocation of Executive Share Options was based on multiples of remuneration dependent upon the seniority and job size of the individual's appointment, with the maximum multiple of 1⅓ times remuneration in any one year being available to Executive Directors.

All executive options that have been granted are subject to performance conditions based on both total shareholder return ('TSR') and growth in Earnings Per Share ('EPS'). TSR is calculated by reference to the increase in the Company's share price plus dividends paid. EPS is Basic Earnings Per Share as disclosed in the Group Income Statement.

At the time when the individual wishes to exercise the option (which can only normally occur after three years have elapsed since grant), the growth in the Company's TSR is compared to that of the FTSE Mid 250 Index (excluding investment trusts) over a specified period. If the Company's TSR matches or exceeds that index, and the Company's EPS growth matches or exceeds the growth in the Retail Prices Index plus 3 per cent per annum, over a specified period, the option is capable of exercise. For options granted after 25 April 2001, retesting of performance conditions is limited to six monthly intervals between 3 and 5 years after the date of grant. For options granted before 25 April 2001, testing of the performance conditions is made with reference to EPS growth over three consecutive years prior to the date of exercise and TSR it is for the period from the date of grant to the date of exercise.

Mr F A B Shepherd was eligible for an award under the Phantom Option Scheme on 25 September 2002. This award was approved by the Committee in order to continue to incentivise Mr Shepherd at a time when he was no longer eligible to participate in Aggreko's Approved and Non-approved Executive Share Option Schemes. These phantom options lapsed during 2007 having failed to achieve their performance conditions.

Retention of Shares by Executive Directors
The Committee has adopted a policy that encourages Executive Directors to use the Long-term Incentive Plans and Executive Share Option Schemes to acquire and retain a material number of shares in the Company with the objective of further aligning their long-term interests with those of other Shareholders. Under this policy, on vesting of share grants, Executive Directors, who are not within five years of their normal retirement age, should hold at least 50% of the net proceeds in shares until their aggregate holding is equivalent to at least 100% of their salary.

Other Benefits
Other benefits, including pensions, are based on current market practice and take into account long-term trends in provision. Further details on pension provision are set out on pages 62 and 63.

Service Contracts and Notice Periods
All of the Executive Directors have service agreements that require one year's notice of termination from the individual and one year's notice of termination from the Company. Mr F A B Shepherd has a service contract that expires on 1 May 2009 while other Directors have a normal retirement age of 60. On early termination, Executive Directors are entitled to basic salary and benefits for the notice period at the rate current at the date of termination.

External Appointments
Mr R C Soames served as a Non-executive Director of Baggeridge Brick PLC until February 2006. He was permitted to retain his earnings from that position and these earnings amounted to £Nil during the year ended 31 December 2007 (2006: £3,045). On 13 July 2007 he joined the Board of Electrocomponents plc as a Non-executive Director and is permitted to retain earnings from this position; these earnings amounted to £18,667 for the year ended 31 December 2007 (2006: £Nil).

The Committee has allowed Mr A G Cockburn to serve as a Non-executive Director of Galiform Plc with effect from October 2006. He is permitted to retain his earnings from that position and these earnings amounted to £46,515 for the year ended 31 December 2007 (2006: £8,484).

Remuneration of Chairman and Non-executive Directors
The Board, within the limits set out in the Articles of Association, determines the remuneration policy and level of fees for the Non-executive Directors. The Remuneration Committee recommends remuneration policy and level of fees for the Chairman to the Board. Remuneration comprises an annual fee for acting as a Chairman or Non-executive Director of the Company. Additional fees are paid to Non-executive Directors in respect of service as Chairman of the Audit and Remuneration Committees and as Senior Independent Director. When setting these fees, reference is made to information provided by a number of remuneration surveys, the extent of the duties performed and the size of the Company. The Chairman and Non-executive Directors are not eligible for bonuses, retirement benefits or to participate in any share scheme operated by the Company.

Service Contracts

		Effective date of contract	Un-expired Term as at 31 December 2007	Notice Period
Chairman:				
P G Rogerson	Letter of Appointment	24 April 2005*	4 months[1]	–
Executives:				
R C Soames	Service Agreement	1 July 2003	–	1 year
F A B Shepherd	Service Agreement	1 January 2007*	–	1 year
A G Cockburn	Service Agreement	1 May 2000	–	1 year
G P Walker	Service Agreement	18 January 2001	–	1 year
K Pandya	Service Agreement	20 June 2005	–	1 year
Non-executives:				
A C Salvesen	Letter of Appointment	29 September 2006*	9 months	–
N H Northridge	Letter of Appointment	14 February 2005*	2 months[2]	–
R V McGlone	Letter of Appointment	1 September 2005*	8 months	–
D C M Hamill	Letter of Appointment	1 May 2007	2 years and 4 months	–
R J MacLeod	Letter of Appointment	10 September 2007	2 years and 8 months	–

* Replaces an earlier contract/letter of appointment.
[1] The letter of appointment effective from 24 April 2005 will be superseded by a letter effective from 24 April 2008 with a three-year term.
[2] The letter of appointment effective from 14 February 2005 was be superseded by a letter effective from 14 February 2008 with a three-year term.

Review of Past Performance

The following chart looks at the value as at 31 December 2007 of £100 invested in the Company on 31 December 2002 compared with the value of £100 invested in the FTSE Mid 250 over the same period. The other points plotted are the values at the intervening financial year-ends. The FTSE Mid 250 was selected as this general index is considered more appropriate than sector and peer group comparators given the unique nature of the Company's business.


Source: Datastream
Aggreko plc
Mid 250 Index
450
400
350
300
250
200
150
100
50
0
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05
31 Dec 06
31 Dec 07

The following tables provide details of the emoluments, pension entitlements and share interests of the Directors and this information is audited.

Emoluments

The emoluments (excluding pension contributions) of Directors during the year were as follows:

2007 Emoluments	Salary £	Fees £	Benefits in Kind £	Annual Bonus £	Other Pay £	2007 Total £
Chairman:						
P G Rogerson	–	108,000	–	–	–	108,000
Executives:						
R C Soames	437,500	–	6,147	460,000	–	903,647
F A B Shepherd	270,000	–	93,570	210,000	–	573,570
A G Cockburn	265,000	–	19,156	210,000	–	494,156
G P Walker	213,619	–	13,517	110,617	–	337,753
K Pandya	243,300	–	1,080	195,000	32,263	471,643
Non-executives:						
A C Salvesen	–	34,500	–	–	–	34,500
N H Northridge	–	42,000	–	–	–	42,000
R V McGlone	–	38,750	–	–	–	38,750
D C M Hamill[1]	–	23,500	–	–	–	23,500
R J MacLeod[2]	–	11,076	–	–	–	11,076
2007 Total	1,429,419	257,826	133,470	1,185,617	32,263	3,038,595

2006 Emoluments	Salary £	Fees £	Benefits in Kind £	Annual Bonus £	Other Pay £	2006 Total £
Chairman:						
P G Rogerson	–	93,000	–	–	–	93,000
Executives:						
R C Soames	397,500	–	5,860	415,000	8,329	826,689
F A B Shepherd	250,500	–	94,749	195,000	–	540,249
A G Cockburn	237,500	–	19,084	187,500	24,040	468,124
G P Walker	213,565	–	9,958	223,735	–	447,258
K Pandya	223,300	–	1,008	169,950	28,820	423,078
Non-executives:						
A C Salvesen	–	32,250	–	–	–	32,250
N H Northridge	–	38,750	–	–	–	38,750
R V McGlone	–	35,500	–	–	–	35,500
2006 Total	1,322,365	199,500	130,659	1,191,185	61,189	2,904,898

[1] 2007 Emoluments are from date of appointment on 1 May 2007.
[2] 2007 Emoluments are from date of appointment on 10 September 2007.

Benefits in kind are made up of private health care, taxable life insurance benefits, car costs and the allowances paid to directors on expatriate secondment.

Other pay represents the amount paid to Directors in order to fund pension benefits beyond the HM Revenue and Customs earnings cap. Following 5 April 2006, Directors have been allowed to receive part of their pension entitlement as taxable pay.

Mr R C Soames was the highest paid director. His entitlements under the Pension plan and details of his potential receipt of shares under the Executive Share Option Schemes and Long-term Incentive Arrangements are disclosed separately.

With respect to 2007, performance targets were set for the bonus scheme at the start of the year and at that time the Company described 2007 to investors as a year in which a material increase in profits compared to 2006 was expected to be achieved. In the event, strong trading results led to better than expected results. Aggreko's diluted Earnings per Share pre-Exceptional Items rose by 51.1% from 19.87 pence to 30.02 pence, exceeding market expectations and the stretch performance targets set at the start of the year for the bonus plan. This has resulted in both the Chief Executive and the Finance Director earning maximum bonus levels of 100% and 75% of salary respectively. For the regional Executive Directors, 50% of their bonus was linked to profits generated by their region. The Aggreko International and Europe regions exceeded their profit targets and as a result both regional Executive Directors earned the maximum bonus for 2007; no regional bonus was paid for North America.

Details of changes in basic salary and fees are set out in the table below. All Directors' salaries and fees are reviewed annually as at 1 July.

	Currency	Rate of Annual Salary and Fees at 31 Dec 2007	Rate of Annual Salary and Fees at 31 Dec 2006	Increase %
Chairman:				
P G Rogerson	Sterling	120,000	96,000	25.00
Executives:				
R C Soames	Sterling	460,000	415,000	10.84
F A B Shepherd	Sterling	280,000	260,000	7.69
A G Cockburn	Sterling	280,000	250,000	12.00
G P Walker	US Dollars	443,000	412,500	7.39
K Pandya	Sterling	260,000	226,600	14.74
Non-executives:				
A C Salvesen	Sterling	36,000	33,000	9.09
N H Northridge	Sterling	44,000	40,000	10.00
R V McGlone	Sterling	41,000	36,500	12.33
D C M Hamill	Sterling	36,000	n/a	n/a
R J MacLeod	Sterling	36,000	n/a	n/a

Pension Entitlements

Executive Directors participate in defined contribution plans that are designed to be in line with the median practice in the relevant country. Executive Directors who reside in the United Kingdom and who joined the Board after 1 April 2002 also participate in a defined contribution plan.

	Company contributions during 2007 £	Company contributions during 2006 £
R C Soames	103,750	65,835
G P Walker	81,482	73,276
K Pandya	15,840	15,840

Mr R C Soames and Mr K Pandya are members of the Aggreko plc Group Personal Pension Plan. Mr Soames is entitled to a pension contribution from the Company of 25% of his basic salary and Mr Pandya is entitled to a Company contribution of 20%. Until 5 April 2006, any contributions in excess of the maximum set by the plan or HM Revenue & Customs were paid by cash compensation and are disclosed under the section headed 'Emoluments'; after this date Directors were allowed to voluntarily opt to take part of their pension entitlement as cash compensation, any compensation taken being disclosed under Other Pay.

Mr G P Walker is entitled to participate in the Employees' Savings Investment Retirement plan and the Supplemental Executive Retirement plan of Aggreko LLC, which are governed by the laws of the United States. These plans allow contributions by the employee and the Group to be deferred for tax.

Mr A G Cockburn joined the Company before 1 April 2002 and is a member of the Aggreko plc Pension Scheme which is a funded, defined-benefit scheme approved by HM Revenue & Customs. The key elements of his benefits are:

- a normal retirement age of 60;
- for service up to 31 December 2006, a benefits accrual rate of 1/30th for each year's service (final salary is subject to the earnings cap for service to 5 April 2006);
- for service after 1 January 2007 the accrual of benefits will be on a 'career average' basis at a rate of 1/30th for each year's service;
- an employee contribution rate of 6% of basic salary from 1 January 2007(prior to this date the rate was 5% of basic salary); and
- a spouse's pension on death.

Mr A G Cockburn was a member of the Aggreko plc Pension Scheme during 2007 and the following disclosure relates to his membership of the Scheme.

	Age	Accrued Pension at 31 Dec 2007 £ pa	Increase in Accrued Pension during 2007 £ pa	Increase in Accrued Pension during 2007 (net of inflation) £ pa	Transfer Value of Accrued Pension at 31 Dec 2007 £	Transfer Value of Accrued Pension at 31 Dec 2006 (post Nov 2007 method) £	Director's Contributions during 2007 £	Increase in Transfer Value during 2007 net of Director's Contributions £
A G Cockburn	44	37,706	10,663	9,608	479,238	350,818	15,000	113,420

The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries.

The accrued pensions are the amounts that would be paid at the anticipated retirement date if the Director left service as at 31 December 2007, with no allowance for increases in the period between leaving service and retirement.

Mr Cockburn is also entitled to a fixed pension of £2,162 per annum payable from age 60 from the Aggreko plc Pension Scheme resulting from benefits transferred in from the scheme of a previous employer. This benefit is not included in the above disclosure.

The method used to calculate transfer values in the Aggreko plc Pension Scheme changed with effect from November 2007. The previous basis was outdated in terms of the longevity and investment return assumptions. The basis was therefore updated to ensure compliance with current actuarial guidance. The application of new economic and longevity assumptions increased the transfer value of all pension scheme members by approximately 50%. In order to calculate the increase in transfer value during 2007 net of contributions, the transfer value as at 31 December 2006 has been recalculated based on the post November 2007 method. The transfer value of accrued pension at 31 December 2006 was previously calculated as £211,975.

Mr F A B Shepherd left the scheme on 31 December 2003 and took a transfer out of his accrued pension on 9 January 2004.

All Executive Directors who are members of a pension plan are provided with a lump sum death in service benefit of four times salary. Mr F A B Shepherd is provided with a lump sum death in service benefit of two times salary.

Share Interests

The interests of persons who were Directors during the year in the share capital of the Company were as follows:

	31.12.2006	Granted during year	Lapsed during year	Exercised during year	31.12.2007	Option Price	Date from which exercisable	Expiry Date
Performance Share Plan								
R C Soames	230,400	–	–	230,400	–	nil	9.6.2007	9.12.2007
R C Soames	214,957	–	–	–	214,957	nil	14.4.2008	14.10.2008
R C Soames	129,252	–	–	–	129,252	nil	20.4.2009	20.10.2009
R C Soames	–	86,639	–	–	86,639	nil	19.4.2010	19.10.2010
F A B Shepherd	100,800	–	–	100,800	–	nil	9.6.2007	9.12.2007
F A B Shepherd	94,043	–	–	–	94,043	nil	14.4.2008	14.10.2008
F A B Shepherd	57,381	–	–	–	57,381	nil	20.4.2009	20.10.2009
F A B Shepherd	–	37,996	–	–	37,996	nil	19.4.2010	19.10.2010
A G Cockburn	89,600	–	–	89,600	–	nil	9.6.2007	9.12.2007
A G Cockburn	83,594	–	–	–	83,594	nil	14.4.2008	14.10.2008
A G Cockburn	53,571	–	–	–	53,571	nil	20.4.2009	20.10.2009
A G Cockburn	–	36,534	–	–	36,534	nil	19.4.2010	19.10.2010
G P Walker	85,829	–	–	85,829	–	nil	9.6.2007	9.12.2007
G P Walker	74,466	–	–	–	74,466	nil	14.4.2008	14.10.2008
G P Walker	51,063	–	–	–	51,063	nil	20.4.2009	20.10.2009
G P Walker	–	30,707	–	–	30,707	nil	19.4.2010	19.10.2010
K Pandya	64,706	–	–	–	64,706	nil	21.10.2008	21.4.2009
K Pandya	52,381	–	–	–	52,381	nil	20.4.2009	20.10.2009
K Pandya	–	33,115	–	–	33,115	nil	19.4.2010	19.10.2010
Co-investment Plan								
R C Soames	69,120	–	–	69,120	–	nil	9.6.2007	9.12.2007
R C Soames	64,487	–	–	–	64,487	nil	14.4.2008	14.10.2008
R C Soames	38,772	–	–	–	38,772	nil	20.4.2009	20.10.2009
R C Soames	–	25,992	–	–	25,992	nil	19.4.2010	19.10.2010
F A B Shepherd	43,200	–	–	43,200	–	nil	9.6.2007	9.12.2007
F A B Shepherd	40,305	–	–	–	40,305	nil	14.4.2008	14.10.2008
F A B Shepherd	24,588	–	–	–	24,588	nil	20.4.2009	20.10.2009
F A B Shepherd	–	16,284	–	–	16,284	nil	19.4.2010	19.10.2010
A G Cockburn	38,400	–	–	38,400	–	nil	9.6.2007	9.12.2007
A G Cockburn	25,950	–	–	–	25,950	nil	14.4.2008	14.10.2008
A G Cockburn	22,956	–	–	–	22,956	nil	20.4.2009	20.10.2009
A G Cockburn	–	15,654	–	–	15,654	nil	19.4.2010	19.10.2010
G P Walker	36,780	–	–	36,780	–	nil	9.6.2007	9.12.2007
G P Walker	21,882	–	–	–	21,882	nil	20.4.2009	20.10.2009
G P Walker	–	13,158	–	–	13,158	nil	19.4.2010	19.10.2010
K Pandya	27,730	–	–	–	27,730	nil	21.10.2008	21.4.2009
K Pandya	–	10,638	–	–	10,638	nil	19.4.2010	19.10.2010
Executive Share Options								
R C Soames	301,413	–	–	301,413	–	159.25p	24.9.2006	24.9.2013
F A B Shepherd	34,014	–	–	34,014	–	294p	17.9.2002	17.9.2009
F A B Shepherd	46,729	–	–	–	46,729	428p	23.8.2003	23.8.2010
A G Cockburn	38,940	–	–	–	38,940	428p	23.8.2003	23.8.2010
A G Cockburn	197,917	–	197,917	–	–	128p	25.9.2005	25.9.2012
G P Walker	32,483	–	–	32,483	–	294p	17.9.2002	17.9.2009
G P Walker	47,163	–	–	–	47,163	428p	23.8.2003	23.8.2010
G P Walker	121,952	–	–	–	121,952	457.5p	15.3.2004	15.3.2011
G P Walker	219,845	–	219,845	–	–	128p	25.9.2005	25.9.2012

	31.12.2006	Granted during year	Lapsed during year	Exercised during year	31.12.2007	Option Price	Date from which exercisable	Expiry Date
Phantom Share Option Scheme								
F A B Shepherd	218,750	–	218,750	–	–	128p	25.9.2005	25.9.2012
Sharesave Options								
R C Soames	8,098	–	–	–	8,098	117p	13.11.2007	13.5.2008
R C Soames	–	1,904	–	–	1,904	504p	9.11.2010	9.5.2011
F A B Shepherd	421	–	–	–	421	117p	13.11.2007	13.5.2008
F A B Shepherd	4,689	–	–	–	4,689	189p	11.11.2008	11.5.2009
A G Cockburn	4,947	–	–	–	4,947	189p	11.11.2008	11.5.2009
K Pandya	3,351	–	–	–	3,351	282p	10.11.2009	10.5.2010
US Stock Purchase Plan								
G P Walker	3,495	–	–	3,495	–	213p	11.11.2007	11.2.2008
G P Walker	–	1,323	–	–	1,323	487p	9.11.2009	9.2.2010

The options under the Sharesave Option Schemes have been granted at a discount of 20% on the share price calculated over the three days prior to the date of invitation to participate, mature after three years and are normally exercisable in the six months following the maturity date. The options under the US Stock Purchase Plan have been granted at a discount of 15% on the closing share price on the date of grant, mature after two years and are normally exercisable in the three months following the maturity date.

The options under the Executive Share Option Scheme are normally only exercisable once three years have elapsed from date of grant and lapse after ten years. The performance criteria that apply to the Executive Share Option Schemes are described on page 57.

Awards under the Performance Share and Co-investment Plans are normally made three years after the date of grant and are subject to performance conditions which are described on pages 57 and 58.

Information relating to the exercise of options by the Directors is as follows:

	Exercised during year	Date Exercised	Option Price Pence	Market Price On date Exercised Pence
Performance Share Plan				
R C Soames	230,400	11.6.2007	nil	562.00
F A B Shepherd	100,800	11.6.2007	nil	562.00
A G Cockburn	89,600	11.6.2007	nil	562.00
G P Walker	85,829	11.6.2007	nil	562.00
Co-investment Plan				
R C Soames	69,120	11.6.2007	nil	562.00
F A B Shepherd	43,200	11.6.2007	nil	562.00
A G Cockburn	38,400	11.6.2007	nil	562.00
G P Walker	36,780	11.6.2007	nil	562.00
Executive Share Options				
R C Soames	301,413	13.9.2007	159.25	541.50
F A B Shepherd	34,014	22.10.2007	294.00	600.00
G P Walker	32,483	22.10.2007	294.00	600.00
US Stock Purchase Plan				
G P Walker	3,495	19.12.2007	213.00	502.00

The aggregate gain made on these exercises was £5,266,738, of which £2,835,454 related to the gain of the highest paid Director.

The market price of the shares at 31 December 2007 was 533.00 pence and the range during the year was 427.00 pence to 646.50 pence.

Shares	31 December 2007 Ordinary Shares of 20p each Beneficial	Non-Beneficial	31 December 2006 Ordinary Shares of 20p each Beneficial	Non-Beneficial
P G Rogerson	83,782	–	83,782	–
R C Soames	288,083	–	133,884	–
F A B Shepherd	121,068	–	100,908	–
A G Cockburn	110,224	–	72,464	–
G P Walker	123,270	–	69,457	–
K Pandya	25,942	–	18,847	–
A C Salvesen	7,981,075	2,125,000	7,981,075	2,125,000
N H Northridge	10,000	–	10,000	–
R V McGlone	8,000	–	8,000	–
D C M Hamill	4,000	–	–[1]	–
R J MacLeod	10,000	–	10,000[2]	–

[1] as at date of appointment on 1 May 2007.
[2] as at date of appointment on 10 September 2007.

Mr R C Soames, Mr F A B Shepherd, Mr A G Cockburn, Mr G P Walker and Mr K Pandya, as Directors of the Company, have an interest in the holdings of the Aggreko Employee Benefit Trust (the 'EBT') as potential beneficiaries. The EBT is a trust established to distribute shares to employees of the Company and its subsidiaries in satisfaction of awards granted under the Aggreko Performance Share Plan 2004 and the Aggreko Co-Investment Plan 2004. At 31 December 2007, the trustees of the EBT held a total of 3,459,679 Aggreko plc ordinary shares (2006: 4,433,187) and this holding remains unchanged at the date of this report.

Since 31 December 2007 Mr R C Soames has received 8,098 shares as the result of the exercise of Sharesave options and Mr F A B Shepherd has received 421 shares as the result of the exercise of Sharesave options. There have been no other changes in Directors' beneficial and non-beneficial interests in shares between the end of the financial year and the date of this report. No Director was interested in any shares of subsidiary undertakings at any time during the year.

Nigel H Northridge
Chairman of the Remuneration Committee
6 March 2008

ACCOUNTS

Accounts

aggreko

Independent Auditors' Report to the Members of Aggreko plc

We have audited the Group financial statements of Aggreko plc for the year ended 31 December 2007 which comprise the Group Income Statement, the Group Statement of Recognised Income and Expense, the Group Balance Sheet, the Group Cash Flow Statement and the related notes. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Aggreko plc for the year ended 31 December 2007 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether, in our opinion, the Directors' Report is not consistent with the group financial statements.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the Directors' Report, the Chairman's Statement and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2007 and of its profit and cash flows for the year then ended; and
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors, Glasgow
6 March 2008

Group Income Statement

For the year ended 31 December 2007

	Notes	2007 £ million	Total before exceptional items 2006 £ million	Exceptional items (Note 7) 2006 £ million	2006 £ million
Revenue	4	693.2	540.7	–	540.7
Cost of sales		(315.9)	(263.8)	(0.3)	(264.1)
Gross profit		377.3	276.9	(0.3)	276.6
Distribution costs		(163.6)	(131.4)	(1.2)	(132.6)
Administrative expenses		(80.8)	(58.8)	(7.7)	(66.5)
Other income		3.0	2.8	–	2.8
Operating profit	4	135.9	89.5	(9.2)	80.3
Finance costs					
– Interest expense	9	(13.2)	(7.2)	–	(7.2)
– Interest income	9	1.5	0.8	–	0.8
Profit before taxation	5	124.2	83.1	(9.2)	73.9
Taxation	10	(43.5)	(29.9)	2.2	(27.7)
Profit for the year		80.7	53.2	(7.0)	46.2

The above results relate to continuing operations and all profit for the period is attributable to equity shareholders of the Company.

	Notes	2007 £ million	Total before exceptional items 2006 £ million	Exceptional items (Note 7) 2006 £ million	2006 £ million
Earnings per share (pence)					
Basic	12	30.33	20.05	(2.64)	17.41
Diluted	12	30.02	19.87	(2.62)	17.25

Group Statement of Recognised Income and Expense

For the year ended 31 December 2007

	Notes	2007 £ million	2006 £ million
Profit for the year		80.7	46.2
Actuarial (losses)/gains on retirement benefits	25	(0.1)	1.5
Movement in deferred tax on pension liability	10	–	(0.4)
Cashflow hedges (net of deferred tax)	25	(4.6)	1.2
Net exchange gains/(losses) offset in reserves	25	5.6	(20.5)
Total recognised income for the financial year		81.6	28.0

The notes on pages 72 to 105 form part of these Accounts.

Group Balance Sheet

As at 31 December 2007

	Notes	2007 £ million	2006 Restated (Note 13) £ million
Non-current assets			
Goodwill	13	38.0	37.8
Intangible assets	14	10.0	11.5
Property, plant and equipment	15	444.6	353.0
Derivative financial instruments	19	–	1.1
Deferred tax asset	22	2.4	1.7
		495.0	405.1
Current assets			
Inventories	16	60.0	40.8
Trade and other receivables	17	165.4	156.6
Derivative financial instruments	19	0.1	0.9
Cash and cash equivalents	3	9.8	13.0
Current tax assets		2.4	1.3
		237.7	212.6
Total assets		732.7	617.7
Current liabilities			
Borrowings	18	(0.2)	(10.3)
Derivative financial instruments	19	(2.1)	–
Trade and other payables	20	(172.6)	(134.0)
Current tax liabilities		(24.8)	(9.4)
Provisions	21	(1.3)	(5.9)
		(201.0)	(159.6)
Non-current liabilities			
Borrowings	18	(212.2)	(207.9)
Derivative financial instruments	19	(2.7)	(0.3)
Deferred tax liabilities	22	(14.7)	(10.3)
Retirement benefit obligation	28	(8.1)	(13.1)
Provisions	21	(0.7)	(0.3)
		(238.4)	(231.9)
Total liabilities		(439.4)	(391.5)
Net assets		293.3	226.2
Shareholders' equity			
Share capital	23	54.2	53.9
Share premium	25	8.8	7.2
Treasury shares	24	(10.5)	(9.1)
Capital redemption reserve	25	0.1	0.1
Hedging reserve (net of deferred tax)	25	(3.4)	1.2
Foreign exchange reserve	25	(19.7)	(25.7)
Retained earnings	25	263.8	198.6
Total shareholders' equity		293.3	226.2

Approved by the Board on 6 March 2008 and signed on its behalf by:

P G Rogerson
Chairman

A G Cockburn
Finance Director

The notes on pages 72 to 105 form part of these Accounts.

Group Cash Flow Statement

For the year ended 31 December 2007

	Notes	2007 £ million	2006 £ million
Cash flows from operating activities			
Cash generated from operations	2	230.2	160.2
Tax paid		(21.4)	(26.2)
Net cash generated from operating activities		208.8	134.0
Cash flows from investing activities			
Acquisitions (net of cash acquired)		(0.4)	(95.8)
Purchases of property, plant and equipment (PPE)		(180.6)	(128.0)
Proceeds from sale of PPE	2	8.1	4.7
Net cash used in investing activities		(172.9)	(219.1)
Cash flows from financing activities			
Net proceeds from issue of ordinary shares		1.8	0.5
Increase in long-term loans		66.0	157.5
Repayment of long-term loans		(62.6)	(43.7)
Net movement in short-term loans		(7.1)	0.1
Interest received		1.5	0.8
Interest paid		(12.8)	(6.8)
Dividends paid to shareholders		(19.2)	(16.7)
Purchase of treasury shares		(4.2)	(2.6)
Net cash used in financing activities		(36.6)	89.1
Net (decrease)/increase in cash and cash equivalents		(0.7)	4.0
Cash and cash equivalents at beginning of the year		10.0	6.0
Exchange gain on cash and cash equivalents		0.3	–
Cash and cash equivalents at end of the year	3	9.6	10.0

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2007

	Notes	2007	2006
(Decrease)/increase in cash and cash equivalents		(0.7)	4.0
Cash outflow/(inflow) from movement in debt		3.7	(113.9)
Changes in net debt arising from cash flows		3.0	(109.9)
Exchange (losses)/gains		(0.4)	7.6
Movement in net debt in period		2.6	(102.3)
Net debt at beginning of period		(205.2)	(102.9)
Net debt at end of period	18	(202.6)	(205.2)

Notes to the Group Accounts

For the year ended 31 December 2007

1 Accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Basis of preparation

The Group financial statements have been prepared in accordance with International Accounting Standards, International Financial Reporting Standards and IFRIC interpretations (collectively IFRSs) endorsed by the EU and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Standards and interpretations effective in 2007

IFRS 7, 'Financial instruments: Disclosures' and the complementary amendment to IAS 1, 'Presentation of financial statements – Capital disclosures', introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments.

New standards and interpretations not applied

During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date for financial years beginning on or after the dates disclosed below and therefore after the date of these financial statements:

	Effective date
IAS 23 – Borrowing costs	1 January 2009
IFRS 8 – Operating segments	1 January 2009
IFRIC 11 – IFRS 2 Group and treasury share transactions	1 March 2007
IFRIC 12 – Service concession arrangements	1 January 2008
IFRIC 13 – Customer loyalty programmes	1 July 2008
IFRIC 14 – The limit on a defined benefit asset, minimum funding requirements and their interaction	1 January 2008

Upon adoption of IFRS 8, the Group will need to expand the disclosure in relation to segmental analysis. The adoption of this standard is not expected to impact the Group's profit or net assets.

The Directors do not anticipate that the adoption of any of the other above standards or interpretations will have a material impact on the Group's financial statements in the period of initial application.

Basis of consolidation

The Group financial statements consolidate the financial statements of Aggreko plc and all its subsidiaries for the year ended 31 December 2007. Subsidiaries are those entities over which the Group has the power to govern financial and operating policies, generally accompanying a shareholding that confers more than half of the voting rights. The consolidated income statement included the results of business purchased from the effective date of acquisition.

Revenue recognition

Revenue for the Group represents the amounts earned from the supply of temporary power, temperature control, oil-free compressed air and related services and excludes sales taxes and intra-group revenue. Revenue is recognised during the rental period in which the equipment and related services are utilised by the customer.

1 Accounting policies continued

Segmental reporting

Aggreko's primary reporting format relates to geographical segments comprising Northern Europe, Continental Europe, North America, Middle East, Asia-Pacific and South America (together the Group's Local business) and a global segment of International Power Projects (IPP). IPP is managed as a single segment, with the deployment of assets varying from year to year depending on the location of projects. The geographical risks and rewards within IPP are significantly different from those within the Group's Local business.

Aggreko's secondary reporting format relates to the Group's two business types detailed above, namely the Local business and International Power Projects business. The Local business focuses on smaller, more frequently occurring events, whereas the International Power Projects business concentrates on large contracts, which can arise anywhere in the world.

The risks and rewards of the Group's operations are determined by the different geographical locations. This is reflected by the Group's divisional management and organisational structure and the Group's internal financial reporting systems. The segmental analysis in Note 4 to the Accounts is based on location of assets.

Central administrative costs are allocated between segments based on revenue.

Leases

Leases where substantially all of the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Rentals under operating leases are charged against operating profit on a straight line basis over the term of the lease.

Exceptional items

Items are classified as exceptional gains or losses where they are considered by the Group to be material and are different from events or transactions which fall within the ordinary activities of the Group and which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to be properly understood. Details of the exceptional items are provided in Note 7 to the financial statements.

Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and impairment losses. Cost includes purchase price, and directly attributable costs of bringing the asset into the location and condition where it is capable for use. Borrowing costs are not capitalised.

Freehold properties are depreciated on a straight line basis over 25 years. Short leasehold properties are depreciated on a straight line basis over the terms of each lease.

Other property, plant and equipment are depreciated on a straight line basis at annual rates estimated to write off the cost of each asset over its useful life from the date it is available for use. Assets in the course of construction are not depreciated. The periods of depreciation are reviewed on an annual basis and the principal periods used are as follows:

Rental fleet	8 to 10 years
Vehicles, plant and equipment	4 to 15 years

Capital grants

Capital grants in respect of additions to property, plant and equipment are netted against the cost of the related asset and this cost is depreciated in accordance with the policy above.

1 Accounting policies continued

Intangibles

Intangible assets acquired as part of a business combination are capitalised, separately from goodwill, at fair value at the date of acquisition if the asset is separable or arises from contractual or legal rights and its fair value can be measured reliably. Amortisation is calculated on a straight-line method to allocate the fair value at acquisition of each asset over their estimated useful lives as follows: Customer relationships: 10 years; Non-compete agreements: over the life of the non-compete agreements.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on a straight line basis over their estimated useful lives, which is currently deemed to be 4 years.

The useful life of intangible assets is reviewed on an annual basis.

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds the fair value of such assets. Goodwill arising on acquisitions is capitalised and is subject to impairment reviews, both annually and when there are indicators that the carrying value may not be recoverable.

For the purpose of the impairment testing, goodwill is allocated to each of the Group's cash generating units expected to benefit from the synergies of the combination. Cash generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, then the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period. Any impairment of goodwill is recognised immediately in the income statement.

Impairment of property, plant and equipment and other intangible assets (excluding goodwill)

Property, plant and equipment and other intangible assets are amortised/depreciated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is calculated using estimated cashflows. These are discounted using an appropriate long-term pre-tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Foreign currencies

Items included in the financial statements for each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Group's consolidated financial statements are presented in sterling, which is the Group's presentational currency.

At individual company level, transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs. Assets and liabilities denominated in foreign currency are translated at the exchange rate ruling at the balance sheet date. Non-monetary assets are translated at the historical rate. In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts.

On consolidation, assets and liabilities of subsidiary undertakings are translated into sterling at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange for the period. Gains and losses from the settlement of transactions and gains and losses on the translation of monetary assets and liabilities denominated in other currencies are included in the income statement.

1 Accounting policies continued

Derivative financial instruments

The activities of the Group expose it directly to the financial risks of changes in forward foreign currency exchange rates and interest rates. The Group uses forward foreign exchange contracts and interest rate swap contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes.

Derivatives are initially recorded and subsequently measured at fair value, which is calculated using standard industry valuation techniques in conjunction with observable market data. The fair value of the interest rate swaps is calculated as the present value of estimated future cash flows using market interest rates and the fair value of the forward foreign exchange contracts is determined using forward foreign exchange market rates at the reporting date. The treatment of changes in fair value of derivatives depends on the derivative classification. The Group designates derivatives as hedges of highly probable forecasted transactions or commitments ('cash flow hedge').

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an on-going basis. This effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

Cash flow hedge

Changes in the fair value of derivative financial instruments that are designated, and effective, as hedges of future cash flows are recognised directly in equity and any ineffective portion is recognised immediately in finance costs in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in finance costs in the income statement in the same period in which the hedged item affects net profit and loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in finance costs in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument no longer qualifies for hedge accounting. At that time any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to finance costs in the income statement.

Overseas net investment hedges

Certain foreign currency borrowings are designated as hedges of the Group's overseas net investments, which are denominated in the functional currency of the reporting operation.

Exchange differences arising from the retranslation of the net investment in foreign entities and of borrowings are taken to equity on consolidation to the extent the hedges are deemed effective. All other exchange gains and losses are dealt with through other income in the income statement.

1 Accounting policies continued

Taxation

Deferred tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill, negative goodwill nor from the acquisition of an asset, which does not affect either taxable or accounting income. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Provision for income taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

Current tax

The charge for the current tax is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using taxation rates that have been enacted or substantially enacted by the balance sheet date.

Inventories

Inventories are valued at the lower of cost and net realisable value, using the FIFO or weighted average cost basis. Cost includes the cost of direct materials and, where applicable, direct labour and those overheads that have been incurred in bringing the inventories to their present location and condition.

Inventory is written down on a case by case basis if the anticipated net realisable value declines below the carrying amount of the inventories. Net realisable value is the estimated selling price less cost to completion and selling expenses. When the reasons for a write-down of the inventory have ceased to exist, the write-down is reversed.

Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by the employees of the Group. Where the Group provides long-term employee benefits, the cost is accrued to match the rendering of the services by the employees concerned.

The Group operates a defined benefit pension scheme and a number of defined contribution pensions schemes. The cost for the year for the defined benefit scheme is determined using the projected unit method (with a control period equal to the expected future working lifetime of active members) with actuarial updates to the valuation being carried out at each balance sheet date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur and are shown in the statement of recognised income and expense. The current service cost of the pension charge as well as the expected return on pension scheme assets and interest on pension scheme liabilities are included in arriving at operating profit. The retirement benefit obligation recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds.

Contributions to defined contribution pension schemes are charged to the income statement in the period in which they become chargeable.

1 Accounting policies continued

Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. An allowance is recorded for the difference between the carrying amount and the recoverable amount where there is objective evidence that the Group will not be able to collect all amounts due. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or large and old outstanding balances are considered indicators that the trade receivable is impaired. When a trade receivable is uncollectible it is written off against the allowance account for trade receivables.

Trade payables

Trade payables are stated at their nominal value.

Provisions

Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated. Provisions are recorded for the estimated ultimate liability that is expected to arise, taking into account the time value of money where material.

A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognised, but are disclosed where an inflow of economic benefits is probable.

Share-based payments

IFRS 2 'Share-based Payment' has been applied to all grants of equity instruments after 7 November 2002 in accordance with the transitional provisions of the standard. The Group issues equity-settled share-based payments to certain employees under the terms of the Group's various employee-share and option schemes. Equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of equity-settled share-based payments is expensed on a straight line basis over the vesting period, based on an estimate of the shares that will ultimately vest.

Fair value is measured using the Black-Scholes option-pricing model for employee sharesave options and using the Monte Carlo option-pricing model for Executive share options.

Own shares held under trust for the Group's employee share schemes are classed as Treasury shares and deducted in arriving at shareholders' equity. No gain or loss is recognised on disposal of Treasury shares. Purchases of own shares are disclosed as changes in shareholders' equity.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits with a maturity of three months or less. This definition is also used for the cashflow statement.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

Key assumptions and significant judgements

The Group use estimates and make judgements in the preparation of its Accounts. The most sensitive areas affecting the Accounts are discussed below.

Property, plant and equipment

The property, plant and equipment used in the business is mainly the rental fleet which has a depreciation life typically of between 8 and 10 years. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Assets lives are reviewed regularly and changed when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and the physical condition of the assets.

For the year ended 31 December 2007

1 Accounting policies continued

Intangible assets

In accordance with IFRS 3 'Business Combinations' goodwill arising on acquisition of assets and subsidiaries is capitalised and included in intangible assets. IFRS 3 also requires the identification of other acquired intangible assets. The techniques used to value these intangible assets are in line with internationally used models but do require the use of estimates which may differ from actual outcomes. Future results are impacted by the amortisation period adopted for these items and, potentially, by any differences between estimated and actual circumstances related to individual intangible assets.

Goodwill is not amortised but is tested annually for impairment and carried at cost less accumulated impairment losses. The impairment review calculations require the use of estimates related to the future profitability and cash generating ability of the acquired assets.

Pensions

Pension arrangements vary for our employees and schemes reflect best practice and regulation in each country. The Group operates a defined benefit scheme for UK employees, which was closed to new employees joining the group after 1 April 2002; most of the other schemes in operation around the world are varieties of defined contribution schemes.

Under IAS 19: 'Employee Benefits' Aggreko has recognised a pre-tax pension deficit of £8.1 million at 31 December 2007 (2006: £13.1 million). The decrease in the pension deficit is mainly as a result of the additional contributions made by the Company during the year of £5.0 million in line with the Recovery Plan agreed for the Scheme following the actuarial valuation at 31 December 2005. These improvements were partially offset by a lower than expected return on scheme assets.

The main assumptions used in IAS 19 valuation for the previous two years are shown in Note 28 of the Accounts.

Taxation

The Group's tax charge is based on the profit for the year and tax rates in force at the balance sheet date. Estimation of the tax charge requires an assessment to be made of the potential tax treatment of certain items which will only be resolved once finally agreed with the relevant tax authorities.

Financial risk management

Financial risk factors

The Group's operations expose it to a variety of financial risks that include liquidity, the effects of changes in foreign currency exchange rates, interest rates and credit risk. The Group has a centralised treasury operation whose primary role is to ensure that adequate liquidity is available to meet the Group's funding requirements as they arise, and that financial risk arising from the Group's underlying operations is effectively identified and managed.

The treasury operations are conducted in accordance with policies and procedures approved by the Board and are reviewed annually. Financial instruments are only executed for hedging purposes and transactions that are speculative in nature are expressly forbidden. Monthly reports are provided to senior management and treasury operations are subject to periodic internal and external review.

Liquidity, funding and capital management

The Group's objective with respect to managing capital is to maintain a balance sheet structure that is both efficient in terms of providing long term returns to shareholders' and safeguards the Group's ability to continue as a going concern. As appropriate the Group can choose to adjust its capital structure by varying the amount of dividends paid to shareholders, returns of capital to shareholders, issuing new shares or the level of capital expenditure.

The Group maintains sufficient facilities to meet its normal funding requirements over the medium-term. These facilities are primarily in the form of committed bank facilities totalling £358.0 million at 31 December 2007, arranged on a bilateral basis with a number of international banks. The financial covenants attached to these facilities are that operating profit should be no less than 3 times interest, and net debt should be no more than 3 times EBITDA. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations. Net debt amounted to £202.6 million at 31 December 2007 and at that date undrawn committed facilities were £145.8 million.

1 Accounting policies continued

Interest rate risk

The Group's policy is to minimise the exposure to interest rates by ensuring an appropriate balance of fixed and floating rates. The Group's primary funding is at floating rates through its bank facilities. In order to manage the associated interest rate risk, the Group uses interest rate swaps to vary the mix of fixed and floating rates. At 31 December 2007, £150.9 million of the net debt of £202.6 million was at fixed rates of interest resulting in a fixed to floating rate net debt ratio of 75:25.

The Group monitors its interest rate exposure on a regular basis by applying forecast interest rates to the Group's forecast net debt profile after taking into account its existing hedges. The Group also calculates the impact on profit and loss of a defined interest rate shift for all currencies. Based on the simulations performed, the impact on profit or loss of a +/-100 basis-point shift, after taking into account existing hedges, would be £0.8 million (2006: £0.7 million). The sensitivity analysis is performed on a monthly basis and is reported to the Board.

Foreign exchange risk

The Group is subject to currency exposure on the translation of its net investments in overseas subsidiaries into sterling. In order to reduce the currency risk arising, the Group uses direct borrowings in the same currency as those investments. Group borrowings are currently drawn down in the principal currencies affecting the Group, namely US dollar and euro, as well as sterling.

The Group manages its currency flows to minimise foreign exchange risk arising on transactions denominated in foreign currencies and uses forward contracts where appropriate in order to hedge net currency flows.

The negative impact of currency, largely due to the movement in the dollar, decreased our revenues by £27.7 million (2006: £3.8 million) and trading profit by £5.9 million (2006: £0.6 million) for the year ended 31 December 2007. The Group monitors the impact of exchange closely and regularly carries out sensitivity analysis. For every 5 cents movement in the dollar to GBP exchange rate there is an approximate impact of £2.7 million (2006: £2.0 million) in trading profit[1] in terms of translation. For every 5 cents movement in the euro to GBP exchange rate there is an approximate impact of £0.4 million (2006: £0.3 million) in trading profit in terms of translation. Currency translation also gave rise to a £5.6 million increase in reserves as a result of year on year movements in the exchange rates (2006: decrease of £20.5 million). For every 5 cents movement in the dollar and euro, there is an approximate impact in equity of £3.7 million and £1.4 million respectively (2006: £3.8 million and £1.0 million), arising from the currency translation of external borrowings which are being used as a net investment hedge.

Credit risk

Cash deposits and other financial instruments give rise to credit risk on amounts due from counterparties. The Group manages this risk by limiting the aggregate amounts and their duration depending on external credit ratings of the relevant counterparty. In the case of financial assets exposed to credit risk, the carrying amount in the balance sheet, net of any applicable provisions for loss, represents the amount exposed to credit risk.

Management of trade receivables

The management of trade receivables is the responsibility of the operating units, although they report monthly to Group on debtor days, debtor ageing and significant outstanding debts. At an operating unit level a credit rating is normally established for each customer based on ratings from external agencies. Where no ratings are available, cash in advance payment terms are often established for new customers. Credit limits are reviewed on a regular basis. Some of the contracts undertaken in our IPP business are substantial, and are in jurisdictions where payment practices can be unpredictable. The Group monitors the risk profile and debtor-position of all such contracts regularly, and deploys a variety of techniques to mitigate the risks of delayed or non-payment; these include securing advance payments, bank guarantees and various types of insurance. On large contracts, all such arrangements are approved at Group level. Contracts are reviewed on a case by case basis to determine the customer and country risk.

Insurance

The Group operates a policy of buying cover where possible for material risks from the global insurance market, whilst self-insuring risks which would not have a material impact on the Group as a whole. The Group monitors its insurance arrangements in such a way to ensure the quality and extent of cover.

[1] Trading profit represents operating profit before gain on sale of property, plant and equipment.

For the year ended 31 December 2007

2 Cashflow from operating activities

	2007 £ million	2006 £ million
Profit for the year	80.7	46.2
Adjustments for:		
Tax	43.5	27.7
Depreciation	92.8	72.5
Amortisation of intangibles	1.6	0.8
Interest income	(1.5)	(0.8)
Interest expense	13.2	7.2
Profit on sale of PPE (see below)	(3.0)	(2.8)
Share based payments	4.6	4.1
Changes in working capital (excluding the effects of exchange differences on consolidation):		
Increase in inventories	(18.6)	(5.5)
Increase in trade and other receivables	(13.4)	(27.6)
Increase in trade and other payables	34.7	32.8
Net movements in provisions for liabilities and charges	(4.2)	4.3
Net retirement benefit cost	(0.2)	1.3
Cash generated from operations	230.2	160.2

In the cash flow statement, proceeds from sale of PPE comprise:

	2007 £ million	2006 £ million
Net book amount	5.1	1.9
Profit on sale of PPE	3.0	2.8
Proceeds from sale of PPE	8.1	4.7

3 Cash and cash equivalents

	2007 £ million	2006 £ million
Cash at bank and in hand	9.1	12.5
Short-term bank deposits	0.7	0.5
	9.8	13.0

The effective interest rate on short-term bank deposits was 3.93% (2006: 5.21%); these deposits have an average maturity of less than 90 days. Cash is only held in banks which have been approved by Group Treasury.

Cash and bank overdrafts include the following for the purposes of the cashflow statement:

	2007 £ million	2006 £ million
Cash and cash equivalents	9.8	13.0
Bank overdrafts (Note 18)	(0.2)	(3.0)
	9.6	10.0

4 Segmental reporting

(a) Revenue by segment

	Total revenue 2007 £ million	Total revenue 2006 £ million	Inter-segment revenue 2007 £ million	Inter-segment revenue 2006 £ million	External revenue 2007 £ million	External revenue 2006 £ million
Northern Europe	80.8	66.1	–	–	80.8	66.1
Continental Europe	87.2	69.6	0.1	–	87.1	69.6
North America	168.5	159.2	0.2	0.2	168.3	159.0
Middle East, Asia-Pacific, South America	116.8	77.9	0.4	0.3	116.4	77.6
Local business	453.3	372.8	0.7	0.5	452.6	372.3
International Power Projects	240.8	170.1	0.2	1.7	240.6	168.4
Eliminations	(0.9)	(2.2)	(0.9)	(2.2)	–	–
Group	693.2	540.7	–	–	693.2	540.7

(i) Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third-parties.

(ii) International Power Projects (IPP) is a global segment administered from Dubai. At the end of 2007 and 2006 the assets of the International Power Projects segment are predominantly located in the Middle East, Asia-Pacific, South America and Africa.

(iii) In accordance with how management monitors the business the results and net assets of our projects business in Europe are now included in Continental Europe instead of Northern Europe as previously reported. Comparative figures have been restated but the effect is not considered material.

(b) Profit by segment

	Trading profit pre intangible asset amortisation 2007 £ million	Trading profit pre intangible asset amortisation 2006 £ million	Amortisation of intangible assets arising from business combinations 2007 £ million	Amortisation of intangible assets arising from business combinations 2006 £ million	Trading profit 2007 £ million	Trading profit 2006 £ million
Northern Europe	9.8	3.5	–	–	9.8	3.5
Continental Europe	11.6	7.4	(0.1)	–	11.5	7.4
North America	36.4	33.8	(0.8)	–	35.6	33.8
Middle East, Asia-Pacific, South America	24.8	15.7	(0.3)	–	24.5	15.7
Local business	82.6	60.4	(1.2)	–	81.4	60.4
International Power Projects	51.6	26.3	(0.1)	–	51.5	26.3
Group	134.2	86.7	(1.3)	–	132.9	86.7

	Gain/(loss) on sale of PPE 2007 £ million	Gain/(loss) on sale of PPE 2006 £ million	Operating profit 2007 £ million	Operating profit 2006 £ million
Northern Europe	0.2	0.6	10.0	4.1
Continental Europe	0.7	0.1	12.2	7.5
North America	1.0	2.2	36.6	36.0
Middle East, Asia-Pacific, South America	0.2	0.1	24.7	15.8
Local business	2.1	3.0	83.5	63.4
International Power Projects	0.9	(0.2)	52.4	26.1
Group	3.0	2.8	135.9	89.5
Exceptional items (Note 7)			–	(9.2)
Operating profit post exceptional items			135.9	80.3
Finance costs – net			(11.7)	(6.4)
Profit before taxation			124.2	73.9
Taxation			(43.5)	(27.7)
Profit for the year			80.7	46.2

4 Segmental reporting continued

(c) Depreciation and amortisation by segment

	2007 £ million	2006 £ million
Northern Europe	10.5	9.4
Continental Europe	13.0	10.7
North America	23.6	19.6
Middle East, Asia-Pacific, South America	16.1	10.1
Local business	63.2	49.8
International Power Projects	31.2	23.5
Group	94.4	73.3

(d) Capital expenditure on property, plant and equipment and intangible assets by segment

	2007 £ million	2006 £ million
Northern Europe	10.0	18.4
Continental Europe	14.0	21.8
North America	27.9	47.8
Middle East, Asia-Pacific, South America	32.2	27.7
Local business	84.1	115.7
International Power Projects	101.4	56.1
Group	185.5	171.8

Capital expenditure comprises additions of property, plant and equipment (PPE) of £180.6 million (2006: £128.0 million), acquisitions of PPE of £4.9 million (2006: £33.1 million) and acquisitions of intangible assets of £nil (2006: £10.7 million).

(e) Assets/(liabilities) by segment

	Assets		Liabilities	
	2007 £ million	2006 Restated (Note 13) £ million	2007 £ million	2006 Restated (Note 13) £ million
Northern Europe	67.8	72.8	(15.5)	(12.2)
Continental Europe	107.4	98.9	(24.3)	(22.0)
North America	163.3	169.8	(19.6)	(27.4)
Middle East, Asia-Pacific, South America	120.8	88.2	(26.1)	(17.3)
Local business	459.3	429.7	(85.5)	(78.9)
International Power Projects	268.5	183.0	(88.3)	(63.6)
Group	727.8	612.7	(173.8)	(142.5)

Segment assets include goodwill, property, plant and equipment, intangible assets, inventory, receivables and operating cash. Segment liabilities comprise operating liabilities. They exclude taxation, the retirement benefit obligation and corporate borrowings. The 2006 segment assets and liabilities have been restated to include goodwill and the final fair value adjustments relating to the GE-ER acquisition.

(f) Average number of employees by segment

	2007 number	2006 number
Northern Europe	366	352
Continental Europe	419	370
North America	828	719
Middle East, Asia-Pacific, South America	446	303
Local business	2,059	1,744
International Power Projects	648	485
Group	2,707	2,229

4 Segmental reporting continued

(g) Segmental revenue by location of customer

	2007 £ million	2006 £ million
UK	65.6	55.9
Continental Europe	102.3	79.7
North America	168.3	159.0
Middle East	116.9	86.1
Australasia	41.4	23.6
Africa	137.4	97.6
Other	61.3	38.8
Total	693.2	540.7

(h) Reconciliation of net operating assets to net assets

	2007 £ million	2006 Restated £ million
Net operating assets	554.0	470.2
Retirement benefit obligation	(8.1)	(13.1)
Net tax and finance payable	(35.7)	(17.4)
	510.2	439.7
Borrowings and derivative financial instruments	(216.9)	(213.5)
Net assets	293.3	226.2

5 Profit before taxation

The following items have been included in arriving at profit before taxation:

	2007 £ million	2006 Restated (Note 13) £ million
Staff costs (Note 8)	124.7	105.4
Cost of inventories recognised as an expense (included in cost of sales)	42.4	32.6
Depreciation of property, plant and equipment	92.8	72.5
Amortisation of intangibles (included in administrative expenses)	1.6	0.8
Gain on disposal of property, plant and equipment	(3.0)	(2.8)
Trade receivables impairment	2.5	2.4
Other operating lease rentals payable		
– Plant and equipment	6.9	6.1
– Property	5.9	4.8
Exceptional items (Note 7)	–	9.2

6 Auditors' remuneration

	2007 £000	2006 £000
Audit services		
Fees payable to the Company's auditor for the audit of the Company's annual accounts	111	118
Fees payable to the Company's auditor and its associates for other services:		
– The audit of the Company's subsidiaries, pursuant to legislation	356	231
– Other services pursuant to legislation	26	26
– Tax services	67	34
– All other services	34	182
Fees in respect of the Aggreko plc pension scheme:		
– Audit	6	6

For the year ended 31 December 2007

7 Exceptional items

The exceptional charge in the prior period of £9.2 million related to the acquisition of GE Energy Rentals (GE-ER) on 4 December 2006 and comprised £3.6 million of integration costs, £2.4 million of redundancy and related costs, £1.0 million of property costs and £2.2 million of other costs. Geographically this exceptional charge was split into Northern Europe £2.0 million, Continental Europe £1.3 million, North America £4.0 million, Middle East, Asia-Pacific, South America £1.6 million and IPP £0.3 million.

8 Employees and directors

Staff costs for the Group during the year:

	2007 £ million	2006 £ million
Wages and salaries	105.5	88.4
Social security costs	10.1	8.0
Share-based payments	4.6	4.1
Pension costs – defined contribution plans	2.9	2.3
Pension costs – defined benefit plans (Note 28)	1.6	2.6
	124.7	105.4

Full details of Directors' remuneration are set out in the Remuneration Report on pages 55 to 66.

The key management figures given below comprise directors only.

	2007 £ million	2006 £ million
Salaries and short-term benefits	3.0	2.9
Post-employment benefits	0.2	0.2
Share-based payments	1.4	1.2
	4.6	4.3

9 Net finance charge

	2007 £ million	2006 £ million
Interest expense on bank loans and overdrafts	(13.2)	(7.2)
Interest income on bank balances and deposits	1.5	0.8
	(11.7)	(6.4)

10 Taxation

	2007 £ million	2006 £ million
Analysis of charge in year		
Current tax expense:		
– UK corporation tax	16.6	5.3
– Double taxation relief	(5.4)	(1.8)
	11.2	3.5
– Overseas taxation	26.3	23.8
	37.5	27.3
Adjustments in respect of prior years:		
– UK	(0.5)	(0.4)
– Overseas	0.6	0.4
	0.1	–
	37.6	27.3
Deferred taxation (Note 22):		
– temporary differences arising in current year	5.2	(0.3)
– movements in respect of prior years	0.7	0.7
	43.5	27.7

Included within the above tax charge is a tax credit in relation to exceptional items of £nil (2006: £2.2 million).

10 Taxation continued

	2007 £ million	2006 £ million
Tax on items charged to equity		
Current tax on exchange movements offset in reserves	0.4	1.3
Current tax on share-based payments	1.8	–
Deferred tax on IAS 39 movements	1.8	(0.5)
Deferred tax on pension scheme deficit	–	(0.4)
Deferred tax on share-based payments	0.7	3.4
Deferred tax impact of rate changes on items previously taken to equity	(0.5)	–
	4.2	3.8

Variances between the current tax charge and the standard 30% UK corporate tax rate when applied to profit on ordinary activities for the year are as follows:

	2007 £ million	2006 £ million
Profit before taxation	124.2	73.9
Exceptional items	–	9.2
Profit before taxation and exceptional items	124.2	83.1
Tax calculated at 30% standard UK corporate rate	37.3	24.9
Differences between UK and overseas tax rates	1.8	1.9
Permanent differences	4.1	2.4
Deferred tax effect of future rate changes	(0.8)	–
Deferred tax assets not recognised	0.3	–
Tax on current year profit before exceptional items	42.7	29.2
Prior year adjustments – current tax	0.1	–
Prior year adjustments – deferred tax	0.7	0.7
Total tax on profit before exceptional items	43.5	29.9
Tax credit on exceptional items	–	(2.2)
	43.5	27.7
Effective tax rate pre-exceptional items	35.0%	36.0%

11 Dividends

	2007 £ million	2007 per share (p)	2006 £ million	2006 per share (p)
Final paid	11.1	4.19	10.0	3.77
Interim paid	8.1	3.04	6.7	2.53
	19.2	7.23	16.7	6.30

In addition, the directors are proposing a final dividend in respect of the financial year ended 31 December 2007 of 5.02 pence per share which will absorb an estimated £13.4 million of shareholders' funds. It will be paid on 16 May 2008 to shareholders who are on the register of members on 18 April 2008.

12 Earnings per share

Basic earnings per share have been calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of shares in issue during the year, excluding shares held by the Employee Share Ownership Trusts which are treated as cancelled.

	2007	2006
Profit for the year (£ million)	80.7	46.2
Weighted average number of ordinary shares in issue (million)	266.2	265.4
Basic earnings per share (pence)	30.33	17.41

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2007	2006
Profit for the year (£ million)	80.7	46.2
Weighted average number of ordinary shares in issue (million)	266.2	265.4
Adjustment for share options (million)	2.8	2.4
Diluted weighted average number of ordinary shares in issue (million)	269.0	267.8
Diluted earnings per share (pence)	30.02	17.25

Aggreko plc assesses the performance of the Group by adjusting earnings per share, calculated in accordance with IAS 33, to exclude items it considers to be material and non-recurring and believes that the exclusion of such items provides a better comparison of business performance. The calculation of earnings per ordinary share on a basis which excludes exceptional items is based on the following adjusted earnings:

	2007 £ million	2006 £ million
Profit for the year	80.7	46.2
Exclude exceptional items (net of attributable taxation)	–	7.0
Adjusted earnings	80.7	53.2

An adjusted earnings per share figure is presented below.

	2007	2006
Basic earnings per share pre-exceptional items (pence)	30.33	20.05
Diluted earnings per share pre-exceptional items (pence)	30.02	19.87

13 Goodwill

	2007 £ million	2006 (Restated) £ million
Cost		
At 1 January	37.8	–
Acquisitions	–	46.7
Fair value adjustments	–	(9.1)
Exchange adjustments	0.2	0.2
At 31 December	38.0	37.8
Accumulated impairment losses	–	–
Net book value	38.0	37.8

During the year, the Group has finalised the fair values of the net assets acquired from GE-ER on 4 December 2006 as permitted by IFRS 3 'Business Combinations'. Accordingly, the fair values previously reported at 31 December 2006 have been restated with a decrease in goodwill of £9.1 million, analysed as follows:

	£ million
Property, plant and equipment	(0.8)
Trade and other receivables	3.4
Inventories	(0.7)
Trade and other payables	7.4
Deferred taxation	(0.2)
	9.1

Goodwill impairment tests

Goodwill has been allocated to cash generating units (CGUs) as follows:

	£ million
Northern Europe	2.6
Continental Europe	7.3
North America	19.1
Middle East, Asia-Pacific, South America	5.8
Local business	34.8
International Power Projects	3.2
Group	38.0

Goodwill is tested for impairment annually or whenever there is an indication that the asset may be impaired. The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for value in use calculations are those relating to expected changes in revenue and the cost base, discount rates and long-term growth rates. The discount rate used for business valuations was 8.5% after tax based on the weighted average cost of capital (WACC) of the Group. Before tax the estimated discount rate was 11.6%. On the basis that the business carried out by all CGUs is closely related and assets can be redeployed around the Group as required, a consistent Group discount rate has been used for all CGUs. Values in use were determined using forecast cash flows which were based on experience as well as on future expected market trends. A terminal cash flow was calculated using a long-term growth rate of 2.0%.

As at 31 December 2007, based on internal valuations, Aggreko plc management concluded that the values in use of the CGUs significantly exceeded their net asset value.

For the year ended 31 December 2007

14 Intangible assets

	2007 £ million	2006 £ million
Cost		
At 1 January	13.6	2.8
Acquisitions	–	10.7
Exchange adjustments	0.1	0.1
At 31 December	13.7	13.6
Accumulated amortisation		
At 1 January	2.1	1.3
Charge for the year	1.6	0.8
At 31 December	3.7	2.1
Net book values:		
At 31 December	10.0	11.5

Amortisation charges in the year comprised amortisation of assets arising from business combinations (£1.3 million) and amortisation of other intangible assets (£0.3 million). Amortisation charges in the year have been recorded in administrative expenses.

15 Property, plant and equipment

Year ended 31 December 2007

	Freehold properties £ million	Short leasehold properties £ million	Rental fleet £ million	Vehicles, plant and equipment £ million	Total £ million
Cost					
At 1 January 2007 (restated)	28.5	6.6	720.0	48.5	803.6
Exchange adjustments	0.4	0.2	11.6	0.8	13.0
Additions	1.2	1.7	172.4	5.3	180.6
Acquisitions	–	–	4.9	–	4.9
Disposals	(2.2)	–	(25.4)	(2.9)	(30.5)
At 31 December 2007	27.9	8.5	883.5	51.7	971.6
Accumulated depreciation					
At 1 January 2007	9.1	2.8	408.9	29.8	450.6
Exchange adjustments	–	0.1	8.6	0.3	9.0
Charge for the year	0.9	0.8	85.6	5.5	92.8
Disposals	(1.9)	–	(21.4)	(2.1)	(25.4)
At 31 December 2007	8.1	3.7	481.7	33.5	527.0
Net book values:					
At 31 December 2007	19.8	4.8	401.8	18.2	444.6
At 31 December 2006 (restated)	19.4	3.8	311.1	18.7	353.0

15 Property, plant and equipment continued

Year ended 31 December 2006 (Restated, Note 13)

	Freehold properties £ million	Short leasehold properties £ million	Rental fleet £ million	Vehicles, plant and equipment £ million	Total £ million
Cost					
At 1 January 2006	25.0	6.1	653.0	44.6	728.7
Exchange adjustments	(2.0)	(0.6)	(61.7)	(2.0)	(66.3)
Additions	7.2	1.1	114.1	5.6	128.0
Acquisitions	–	–	32.2	0.9	33.1
Fair value adjustments	–	–	(1.0)	0.2	(0.8)
Disposals	(1.7)	–	(16.6)	(0.8)	(19.1)
At 31 December 2006	**28.5**	**6.6**	**720.0**	**48.5**	**803.6**
Accumulated depreciation					
At 1 January 2006	10.8	2.6	393.3	27.1	433.8
Exchange adjustments	(0.7)	(0.2)	(36.1)	(1.5)	(38.5)
Charge for the year	0.7	0.4	66.5	4.9	72.5
Disposals	(1.7)	–	(14.8)	(0.7)	(17.2)
At 31 December 2006	**9.1**	**2.8**	**408.9**	**29.8**	**450.6**
Net book values:					
At 31 December 2006	**19.4**	**3.8**	**311.1**	**18.7**	**353.0**
At 31 December 2005	14.2	3.5	259.7	17.5	294.9

The 2006 comparatives have been restated for the final fair value adjustments arising on the acquisition of GE-ER which totalled a £1.0 million reduction in rental fleet cost and a £0.2 million increase in vehicles, plant and equipment cost.

16 Inventories

	2007 £ million	2006 Restated (Note 13) £ million
Raw materials and consumables	**56.2**	38.6
Work in progress	**3.8**	2.2
	60.0	40.8

The 2006 comparatives have been restated for the final fair value adjustments arising on the acquisition of GE-ER which totalled a £0.7 million reduction in raw materials and consumables.

17 Trade and other receivables

	2007 £ million	2006 Restated (Note 13) £ million
Trade receivables	**123.7**	102.5
Less: provision for impairment of receivables	**(9.0)**	(6.2)
Trade receivables – net	**114.7**	96.3
Prepayments and accrued income	**35.9**	33.4
Other receivables	**14.8**	26.9
Total receivables	**165.4**	156.6

The 2006 comparatives have been restated for the final fair value adjustments arising on the acquisition of GE-ER which totalled an increase in trade receivables of £0.7 million and an increase in other receivables of £2.7 million.

17 Trade and other receivables continued

Other receivables principally comprise deposits and advance payments.

The value of trade and other receivables quoted in the table above also represent the fair value of these items.

The carrying amounts of the Group's trade and other receivables are denominated in the following currencies:

	2007 £ million	2006 Restated (Note 13) £ million
Sterling	15.5	15.7
Euros	38.9	34.1
US dollar	79.6	87.1
Other currencies	31.4	19.7
	165.4	156.6

Movements on the Group's provision for impairment of trade receivables are as follows:

	2007 £ million	2006 Restated (Note 13) £ million
At 1 January	6.9	4.1
Provision for receivables impairment	2.5	2.4
Receivables written off during the year as uncollectable	(0.4)	(0.3)
At 31 December	9.0	6.2

Credit quality of trade receivables

The table below analyses the total trade receivables balance per reportable segment into fully performing, past due and impaired.

31 December 2007

	Fully performing £ million	Past due £ million	Impaired £ million	Total £ million
Northern Europe	8.7	3.7	0.5	12.9
Continental Europe	17.7	7.3	2.7	27.7
North America	12.2	11.3	1.1	24.6
Middle East, Asia-Pacific, South America	15.4	5.8	0.7	21.9
Local business	54.0	28.1	5.0	87.1
International Power Projects	15.3	17.3	4.0	36.6
Group	69.3	45.4	9.0	123.7

31 December 2006

	Fully performing £ million	Past due £ million	Impaired £ million	Total £ million
Northern Europe	9.3	4.6	0.4	14.3
Continental Europe	11.0	6.0	1.4	18.4
North America	10.7	17.0	1.5	29.2
Middle East, Asia-Pacific, South America	11.8	2.3	0.4	14.5
Local business	42.8	29.9	3.7	76.4
International Power Projects	16.1	7.5	2.5	26.1
Group	58.9	37.4	6.2	102.5

Trade receivables are considered impaired if they are not considered recoverable. 63% of the amounts past due are less than 30 days past due (2006: 51%).

The Group assesses credit quality differently in relation to it's two business models.

17 Trade and other receivables continued

Local business

Our Local business serves customers in Northern Europe, Continental Europe, North America, Middle East, Asia-Pacific and South America. It focuses on the smaller, more frequently occurring events and the majority of the contracts in this business are small relative to the size of the Group. There is no concentration of credit risk in this business as there a large number of customers who are unrelated and internationally dispersed.

The management of trade receivables is the responsibility of the operating units, although they report monthly to Group on debtor days, debtor ageing and significant outstanding debts. At an operating unit level a credit rating is normally established for each customer based on ratings from external agencies. Where no ratings are available, cash in advance payment terms are often established for new customers. Credit limits are reviewed on a regular basis. The effectiveness of this credit process has meant that the Group has historically had a low level of bad debt in the Local business.

International Power Projects (IPP)

Our International Power Projects business concentrates on medium to very large contracts. Most projects in this business are worth over £1 million and some can be worth over £10 million. Customers are mainly in developing countries and include power utilities, governments, armed forces, oil companies and mining companies.

In addition the majority of the contracts above are in jurisdictions where payment practices can be unpredictable. The Group monitors the risk profile and debtor position of all such contracts regularly, and deploys a variety of techniques to mitigate the risks of delayed or non-payment; these include securing advance payments, guarantees and various types of insurance. On large contracts, all such arrangements are approved at a Group level. Contracts are reviewed on a case by case basis to determine the customer and country risk. To date the Group has also had a low level of bad debt in the IPP business.

The total trade receivables balance as at 31 December 2007 for our IPP business was £36.6 million (2006: £26.2 million). Within this balance receivable balances totalling £26.9 million (2006: £18.8 million) had some form of payment cover attached to them. The risk associated with the remaining £9.7 million (2006: £7.4 million) is deemed to be either acceptable or payment cover is not obtainable in a cost effective manner.

18 Borrowings

	2007 £ million	2006 £ million
Non-current		
Bank borrowings	212.2	207.9
Current		
Bank overdrafts	0.2	3.0
Bank borrowings	–	7.3
	0.2	10.3
Total borrowings	212.4	218.2
Short-term deposits	(0.7)	(0.5)
Cash at bank and in hand	(9.1)	(12.5)
Net borrowings	202.6	205.2

The bank overdrafts and borrowings are all unsecured.

(i) Maturity of financial liabilities

The maturity profile of the borrowings was as follows:

	2007 £ million	2006 £ million
Within 1 year, or on demand	0.2	10.3
Between 1 and 2 years	128.9	–
Between 2 and 3 years	–	123.8
Between 3 and 4 years	83.3	–
Between 4 and 5 years	–	84.1
	212.4	218.2

18 Borrowings continued

(ii) Borrowing facilities

The Group has the following undrawn committed floating rate borrowing facilities available at 31 December 2007 in respect of which all conditions precedent had been met at that date:

	2007 £ million	2006 £ million
Expiring within 1 year	–	–
Expiring between 1 and 2 years	6.3	–
Expiring between 2 and 3 years	–	12.4
Expiring between 3 and 4 years	139.5	–
Expiring between 4 and 5 years	–	140.5
Expiring after 5 years	–	–
	145.8	152.9

(iii) Interest rate risk profile of financial liabilities

The interest rate profile of the Group's financial liabilities at 31 December 2007, after taking account of the interest rate swaps used to manage the interest profile, was:

				Fixed rate debt	
	Floating rate £ million	Fixed rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Currency:					
Sterling	20.1	–	20.1	–	–
US dollar	36.9	115.5	152.4	4.7	2.5
Euro	4.4	35.4	39.8	3.7	1.2
Other currencies	0.1	–	0.1	–	–
At 31 December 2007	**61.5**	**150.9**	**212.4**		
Sterling	31.3	–	31.3	–	–
US dollar	52.5	102.2	154.7	4.7	3.1
Euro	12.6	18.8	31.4	3.2	1.0
Other currencies	0.8	–	0.8	–	–
At 31 December 2006	97.2	121.0	218.2		

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance. The principal benchmark rates for floating rate financial liabilities are the relevant LIBOR (London Interbank Offered Rate) rates for sterling, US dollars and euros and liabilities are normally fixed in advance for periods between one and three months.

The weighted average interest rate on fixed debt is derived from the fixed leg of each interest rate swap.

The effect of the Group's interest rate swaps is to classify £150.9 million (2006: £121.0 million) of borrowings in the above table as fixed rate.

The notional principal amount of the outstanding interest rate swap contracts at 31 December 2007 was £150.9 million (2006: £121.0 million).

18 Borrowings continued

(iv) Interest rate risk profile of financial assets

	Cash at bank and in hand £ million	Short-term deposits £ million	Total £ million
Currency:			
Sterling	(0.6)	–	(0.6)
US dollar	3.6	0.3	3.9
Euro	2.1	–	2.1
Other currencies	4.0	0.4	4.4
At 31 December 2007	**9.1**	**0.7**	**9.8**
Sterling	–	–	–
US dollar	2.1	–	2.1
Euro	4.4	–	4.4
Other currencies	6.0	0.5	6.5
At 31 December 2006	12.5	0.5	13.0

All of the above cash and short-term deposits are floating rate and earn interest based on relevant LIBID (London Interbank Bid Rate) equivalents or government bond rates for the currency concerned.

(v) Preference share capital

	2007 Number	2007 £000	2006 Number	2006 £000
Authorised:				
Redeemable preference shares of 25p each	199,998	50	199,998	50

No redeemable preference shares were allotted as at 31 December 2007 and 31 December 2006.

19 Financial instruments

As stated in our accounting policies Note 1 on page 75 the activities of the Group expose it directly to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses forward foreign exchange contracts and interest rate swap contracts to hedge these exposures. The movement in the hedging reserve is shown in the Statement of Changes in Equity (Note 25).

(i) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities at 31 December 2007. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Market values have been used to determine fair values.

	2007		2006	
	Book value £ million	**Fair value £ million**	Book value £ million	Fair value £ million
Primary financial instruments held or issued to finance the Group's operations:				
Current borrowings and overdrafts	**(0.2)**	**(0.2)**	(10.3)	(10.3)
Non-current borrowings	**(212.2)**	**(212.2)**	(207.9)	(207.9)
Short-term deposits	**0.7**	**0.7**	0.5	0.5
Cash at bank and in hand	**9.1**	**9.1**	12.5	12.5
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	**(2.6)**	**(2.6)**	0.8	0.8
Forward foreign currency contracts	**(2.1)**	**(2.1)**	0.9	0.9

(ii) Summary of methods and assumptions

Interest rate swaps and forward foreign currency contracts

Fair value is based on market price of these instruments at the balance sheet date.

Current borrowings and overdrafts/Short-term deposits

The fair value of short-term deposits and current borrowings and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

19 Financial instruments continued

Non-current borrowings

In the case of bank loans and other loans, the fair value approximates to the carrying value reported in the balance sheet as the majority are floating rate where payments are reset to market rates at intervals of less than one year.

(iii) Financial instruments

Numerical financial instruments disclosures are set out below. Additional disclosures are set out in the financial review and accounting policies relating to risk management.

	2007		2006	
	Assets £ million	Liabilities £ million	Assets £ million	Liabilities £ million
Current:				
Interest rate swaps – cash flow hedge	0.1	–	–	–
Forward foreign currency contracts – cash flow hedge	–	(2.1)	0.9	–
Non current:				
Interest rate swaps – cash flow hedge	–	(2.7)	1.1	(0.3)
Forward foreign currency contracts – cash flow hedge	–	–	–	–
	0.1	(4.8)	2.0	(0.3)

The net fair value of overseas net investment hedge liabilities at 31 December 2007 was £192.2 million (2006: £184.2 million).

Net fair values of derivative financial instruments

The net fair value of derivative financial instruments that are designated as cash flow hedges at the balance sheet date was:

	2007 £ million	2006 £ million
Contracts with positive fair values:		
Interest rate swaps	0.1	1.1
Forward foreign currency contracts	–	0.9
Contracts with negative fair values:		
Interest rate swaps	(2.7)	(0.3)
Forward foreign currency contracts	(2.1)	–
	(4.7)	1.7

The net fair value losses at 31 December 2007 on open forward exchange contracts that hedge the foreign currency risk of future anticipated capital expenditure are £2.1 million (2006: gains of £0.9 million). These will be allotted to the cost of the asset as a basis adjustment when the forecast capital expenditure occurs. The net fair value losses at 31 December 2007 on open interest rate swaps that hedge interest risk are £2.6 million (2006: gains of £0.8 million). These will be debited to the income statement over the remaining life of each interest rate swap.

Hedge of net investment in foreign entity

The Group has both dollar and euro denominated borrowings which it has designated as a hedge of the net investment in its overseas subsidiaries. The fair value of the dollar borrowings at 31 December 2007 was £152.4 million (2006: £154.7 million) and the euro borrowings £39.8 million (2006: £29.5 million). The foreign exchange loss of £0.4 million (2006: gain of £8.4 million) on translation of the borrowings into sterling has been recognised in exchange reserves.

(iv) The exposure of the Group to interest rate changes when borrowings reprice is as follows:

As at 31 December 2007

	<1 year £ million	1-5 years £ million	>5 years £ million	**Total £ million**
Total borrowings	0.2	212.2	–	**212.4**
Effect of interest rate swaps	(45.9)	(105.0)	–	**(150.9)**
	(45.7)	107.2	–	**61.5**

As at 31 December 2006

	<1 year £ million	1-5 years £ million	>5 years £ million	Total £ million
Total borrowings	10.3	207.9	–	218.2
Effect of interest rate swaps	(7.6)	(113.4)	–	(121.0)
	2.7	94.5	–	97.2

19 Financial instruments continued

As at 31 December 2006 and 31 December 2007 all of the Group's debt was exposed to repricing within 3 months of the balance sheet date. £45.9 million of interest rate swaps are due to mature in 2008. The Group's interest rate swap portfolio is reviewed on a regular basis to ensure it is consistent with Group policy as described on page 79.

The effective interest rates at the balance sheet date were as follows:

	2007	2006
Bank overdraft	7.1%	7.4%
Bank borrowings	5.5%	5.5%

Maturity of financial liabilities

The table below analyses the Group's financial liabilities and net-settled derivative financial liabilities into the relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

As at 31 December 2007

	<1 year	1-2 years	2-5 years	>5 years
Borrowings	0.2	141.6	100.2	–
Derivative financial instruments	–	0.7	2.0	–
Trade and other payables	67.6	–	–	–
	67.8	**142.3**	**102.2**	**–**

As at 31 December 2006

	<1 year	1-2 years	2-5 years	>5 years
Borrowings	10.3	–	249.1	–
Derivative financial instruments	–	–	0.3	–
Trade and other payables	44.6	–	–	–
	54.9	–	249.4	–

No trade payable balances have a contractual maturity greater than 90 days. In respect of suppliers, the Group had approximately 77 days (2006: 61 days) credit outstanding as at the balance sheet date.

Derivative financial instruments settled on a gross basis

The table below analyses the Group's derivative financial instruments which will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

As at 31 December 2007

	<1 year
Forward foreign exchange contracts – cashflow hedges	
Outflow	(62.7)
Inflow	60.6
	(2.1)

As at 31 December 2006

	<1 year
Forward foreign exchange contracts – cashflow hedges	
Outflow	(21.3)
Inflow	22.2
	0.9

All of the Group's forward foreign currency exchange contracts are due to be settled within one year of the balance sheet date.

For the year ended 31 December 2007

20 Trade and other payables

	2007 £ million	2006 Restated (Note 13) £ million
Trade payables	66.3	43.9
Other taxation and social security payable	3.6	5.4
Other payables	12.5	14.8
Accruals and deferred income	90.2	69.9
	172.6	134.0

The 2006 comparatives have been restated for the final fair value adjustments arising on the acquisition of GE-ER which totalled a decrease in other payables of £8.2 million and an increase in accruals and deferred income of £0.8 million.

21 Provisions

	Reorganisation and restructuring £ million	Statutory employee termination benefit £ million	Total £ million
At 1 January 2007	5.9	0.3	6.2
Utilised during year	(4.1)	(0.1)	(4.2)
At 31 December 2007	1.8	0.2	2.0

	2007 £ million	2006 £ million
Analysis of total provisions		
Current	1.3	5.9
Non-current	0.7	0.3
Total provisions	2.0	6.2

(i) The provision for reorganisation and restructuring comprises the following:

(a) Estimated costs of restructuring the Group's North American, European and International operations and the provisions are generally in respect of severance, property and related costs. The provision is expected to be fully utilised before the end of 2008.

(b) Estimated costs related to the integration of the GE-ER business into the Group's global operations. These provisions are in respect of severance, property and other integration costs and are expected to be fully utilised before the end of 2014.

(ii) The provision for statutory employee termination benefit relates to a statutory employee termination benefit scheme in France. The provision is expected to be utilised within 18 years.

22 Deferred tax

	2007 £ million	2006 Restated (Note 13) £ million
At 1 January	(8.6)	(13.8)
Charge to the income statement (Note 10)	(5.9)	(0.4)
Credit to equity	2.0	2.5
Deferred tax asset recognised on acquisitions	–	1.0
Exchange differences	0.2	2.1
At 31 December	(12.3)	(8.6)

The 2006 comparatives have been restated for the final fair value adjustments arising on the acquisition of GE-ER which totalled an increase in deferred tax of £0.2 million.

22 Deferred tax continued

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future. Temporary differences of nil in both years relate to unremitted earnings of overseas subsidiaries which pay tax at rates less than the UK rate of tax. If the earnings were remitted, no tax would be payable (2006: £nil), due to the availability of foreign tax credits for offset.

The movements in deferred tax assets and liabilities (prior to off setting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

Deferred tax assets are recognised to the extent that the realisation of the related deferred tax benefit through future taxable profits is probable. The Group did not recognise deferred tax assets of £4.4 million (2006: £2.1 million) of which £4.4 million (2006: £1.5 million) relates to carried forward tax losses and £nil (2006: £0.6 million) relates to other temporary differences.

Deferred tax assets of £1.3 million (2006: £0.1 million) have been recognised in respect of entities which have suffered a loss in either the current or preceding period as our forecasts indicate that these assets will reverse in the near future.

Deferred tax liabilities

	Accelerated capital depreciation £ million	Other temporary differences £ million	Total £ million
At 1 January 2007 (Restated)	(25.0)	14.7	**(10.3)**
Charge to the income statement	(4.0)	(2.6)	**(6.6)**
Credit to equity	–	2.0	**2.0**
Exchange differences	0.2	–	**0.2**
At 31 December 2007	(28.8)	14.1	**(14.7)**

Deferred tax assets

	Accelerated capital depreciation £ million	Other temporary differences £ million	Total £ million
At 1 January 2007 (restated)	1.0	0.7	**1.7**
Charge to the income statement	0.4	0.3	**0.7**
At 31 December 2007	1.4	1.0	**2.4**

The net deferred tax liability due after more than one year is £12.3 million (2006: £8.6 million). During the year, as a result of the changes in UK Corporation Tax rates which will be effective from 1 April 2008, UK deferred tax balances have been remeasured using a tax rate of 28% as this is the tax rate that will apply on reversal.

23 Share capital

	2007 Number	2007 £000	2006 Number	2006 £000
Authorised:				
Ordinary shares of 20p each	**349,750,010**	**69,950**	349,750,010	69,950
Allotted, called up and fully paid:				
	Number of Shares	£000	Number of Shares	£000
Ordinary shares of 20p each				
At 1 January	**269,510,986**	**53,902**	269,178,880	53,836
Employee share option scheme	**1,412,663**	**283**	332,106	66
At 31 December	**270,923,649**	**54,185**	269,510,986	53,902

During the year 945,584 Ordinary shares of 20p each have been issued at prices ranging from £1.05 to £3.17 to satisfy the exercise of options under the Savings-Related Share Option Schemes ('Sharesave') and Executive Share Option Schemes by eligible employees. In addition 467,079 shares were allotted to US participants in the Long-term Incentive Plan by the allotment of new shares for nil consideration.

For the year ended 31 December 2007

23 Share capital continued

Share options

The options under the Savings-Related Share Option Schemes have been granted at a discount of 20% on the share price calculated over the three days prior to the date of invitation to participate, mature after three to five years and are normally exercisable in the six months following the maturity date. The options under the US Stock Purchase Plan have been granted at a discount of 15% of the share price on the date of grant, mature after two years and are normally exercisable in the six months following the maturity date.

The options under the Executive Share Option Scheme are normally only exercisable once three years have elapsed from date of grant and lapse after ten years. All Executive Options are subject to performance conditions based on both total shareholder return ('TSR') and growth in Earnings Per Share ('EPS'). TSR is calculated by reference to the increase in the Company's share price plus dividends paid. EPS is Basic Earnings Per Share as disclosed in the consolidated income statement. At the time when the individual wishes to exercise the option, the growth in the Company's TSR is compared to that of the FTSE Mid 250 Index (excluding investment trusts) over a specified period. If the Company's TSR matches or exceeds that index, and the Company's EPS growth matches or exceeds the growth in the Retail Prices Index plus 3% per annum, over three consecutive years, the option is capable of exercise. Retesting of performance conditions is limited to six monthly intervals between 3 and 5 years after the date of grant. For Executive Share Options granted prior to 25 April 2001, at the time when the individual wishes to exercise the option, the Company's TSR since the date of grant of the option is compared to that of the FTSE Mid 250 Index (excluding investment trusts). If the Company's TSR matches or exceeds that index, and the Company's annual EPS growth matches or exceeds the growth in the Retail Prices Index plus 3% per annum, over three consecutive years, the option is capable of exercise.

There is no legal obligation upon the Company to satisfy the options existing under the Savings-Related and Executive Share Option Schemes other than by the allotment of new issue shares.

It is intended to satisfy awards to US participants in the Long-term Incentive Plan by the allotment of new shares. The maximum award would be made on achieving the performance targets set out on page 57 of the Remuneration Report.

Aggreko has taken the IFRS 1 exemption to apply IFRS 2 'Share-based Payment' only to options that were granted after 7 November 2002 and were not vested at 1 January 2005.

For the Sharesave and US Stock Options the Black-Scholes option-pricing model was used. As the Executive options have share price based performance conditions attached the Monte Carlo option-pricing model was used. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant type Grant date	Executive 27-Feb-03	Executive 25-Sep-03	Sharesave 24-Oct-03	Sharesave 24-Oct-03	US Stock Plan 24-Oct-03	Sharesave 12-Nov-04	Sharesave 12-Nov-04	US Stock Plan 12-Nov-04
Share price at grant date (£)	1.29	1.59	1.57	1.57	1.57	1.55	1.55	1.55
Option price (£)	1.29	1.59	1.29	1.29	1.33	1.17	1.17	1.32
Number granted	168,506	429,992	316,412	214,865	92,458	344,060	202,541	211,469
Vesting period (years)	3.00	3.00	3.00	5.00	2.00	3.00	5.00	2.00
Expected volatility (%)	40.70	41.30	47.70	42.80	54.10	46.40	42.30	35.90
Expected life (years)	6.00	6.00	3.25	5.25	2.13	3.25	5.25	2.13
Risk free rate (%)	3.90	4.40	4.80	4.90	4.80	4.50	4.60	4.50
Expectation of employees meeting performance criteria	75%	75%	n/a	n/a	n/a	n/a	n/a	n/a
Expected dividends expressed as a dividend yield (%)	4.30	3.48	3.54	3.54	3.54	3.68	3.68	3.68
Fair value per option (£)	0.36	0.47	0.58	0.60	0.55	0.59	0.61	0.40

23 Share capital continued

Grant type Grant date	Sharesave 11-Nov-05	Sharesave 11-Nov-05	Sharesave 11-Nov-05	US Stock Plan 11-Nov-05	Sharesave 10-Nov-06	Sharesave 10-Nov-06	Sharesave 10-Nov-06	US Stock Plan 10-Nov-06
Share price at grant date (£)	2.50	2.50	2.50	2.50	3.74	3.74	3.74	3.74
Option price (£)	1.89	1.89	1.90	2.13	2.82	2.82	2.87	3.17
Number granted	486,291	143,559	33,118	110,763	308,910	109,230	19,433	154,275
Vesting period (years)	3.00	5.00	5.00	2.00	3.00	5.00	5.00	2.00
Expected volatility (%)	33.60	40.50	40.50	24.10	26.80	40.60	40.60	26.80
Expected life (years)	3.25	5.25	5.25	2.13	3.25	5.25	5.25	2.13
Risk free rate (%)	4.40	4.50	4.50	4.40	4.90	4.80	4.80	4.90
Expectation of employees meeting performance criteria	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Expected dividends expressed as a dividend yield (%)	2.36	2.36	2.36	2.36	1.69	1.69	1.69	1.69
Fair value per option (£)	0.88	1.07	1.07	0.57	1.30	1.72	1.70	0.96

Grant type Grant date	Sharesave 9-Nov-07	Sharesave 9-Nov-07	Sharesave 9-Nov-07	US Stock Plan 9-Nov-07
Share price at grant date (£)	5.73	5.73	5.73	5.73
Option price (£)	5.04	5.04	4.91	4.87
Number granted	264,698	84,907	9,792	93,503
Vesting period (years)	3.00	5.00	4.00	2.00
Expected volatility (%)	32.00	26.80	26.80	26.70
Expected life (years)	3.25	5.25	4.25	2.13
Risk free rate (%)	4.70	4.70	4.70	4.80
Expectation of employees meeting performance criteria	n/a	n/a	n/a	n/a
Expected dividends expressed as a dividend yield (%)	1.26	1.26	1.26	1.26
Fair value per option	1.79	1.97	1.88	1.50

The expected volatility is based on the volatility of the total return from the Company's shares over the period to grant equal in length to the expected life of the awards. The expected life is the average expected period to exercise. The risk free interest rate is the expected return on UK Gilts of a similar life.

A summary of movements in share options in Aggreko shares is shown below:

	Sharesave schemes Number of Shares	Weighted average exercise price (£)	Executive share option schemes Number of Shares	Weighted average exercise price (£)	US Stock option plans Number of Shares	Weighted average exercise price (£)	Long-term Incentive Plans Number of Shares	Weighted average exercise price (£)
Outstanding at 1 January 2007	1,883,443	1.79	3,761,104	2.16	261,522	2.73	1,278,752	Nil
Granted	359,397	5.04	–	–	93,503	4.87	225,106	Nil
Exercised	(140,614)	1.34	(742,325)	2.04	(62,645)	2.06	(467,079)	Nil
Lapsed	(89,744)	1.88	(2,171,880)	1.38	(15,757)	2.65	(18,653)	Nil
Outstanding at 31 December 2007	**2,012,482**	**2.40**	**846,899**	**4.24**	**276,623**	**3.61**	**1,018,126**	**Nil**
Weighted average contractual life (years)	2		–		1		1	

23 Share capital continued

The weighted average share price during the year for options exercised over the year was £1.94. The total charge for the year relating to employee share based payment plans was £4.6 million, all of which related to equity-settled share based payment transactions.

Options outstanding over Ordinary shares as at 31 December 2007 (including those of the Executive Directors), together with the exercise prices and dates of exercise, are as follows:

	Price per share (£)	Earliest exercise date	Latest exercise date	2007 Number	2006 Number	Market price (£)[1]
Executive Share Option Scheme – September 1999	2.94	September 2002	September 2009	–	282,406	2.94
Executive Share Option Scheme – March 2000	3.30	March 2003	March 2010	100,000	110,000	3.3
Executive Share Option Scheme – August 2000	4.28	August 2003	August 2010	380,199	380,199	4.28
Executive Share Option Scheme – March 2001	4.575	March 2004	March 2011	351,700	351,700	4.575
Sharesave – October 2001	3.07	October 2006	April 2007	–	8,828	3.5525
Executive Share Option Scheme – March 2002	2.845	March 2005	March 2012	–	122,517	2.845
Executive Share Option Scheme – September 2002	1.28	September 2005	September 2012	–	1,992,973	1.28
Sharesave – October 2002	1.05	October 2007	April 2008	134,375	205,576	1.26
Executive Share Option Scheme – February 2003	1.29	February 2006	February 2013	10,000	168,506	1.29
Executive Share Option Scheme – September 2003	1.5925	September 2006	September 2013	5,000	352,803	1.5925
US Stock Option Plan – October 2003	1.33	October 2006	April 2007	–	76,026	1.57
Sharesave – October 2003	1.29	October 2008	April 2009	142,412	142,412	1.57
Long-term Incentive Plan – June 2004	–	June 2007	December 2007	–	492,063	1.5625
US Stock Option Plan – November 2004	1.32	November 2006	February 2007	–	5,329	1.55
Sharesave – November 2004	1.17	November 2007	May 2008	255,764	262,136	1.55
	1.17	November 2009	May 2010	155,296	156,990	1.55
Long-term Incentive Plan – April 2005	–	April 2008	October 2008	456,735	458,685	1.8825
US Stock Option Plan – November 2005	2.13	November 2007	February 2008	37,135	102,287	2.5
Sharesave – November 2005	1.89	November 2008	May 2009	413,747	448,663	2.5
	1.89	November 2010	May 2011	103,973	112,149	2.5
	1.90	November 2010	May 2011	33,118	33,118	2.5
Long-term Incentive Plan – April 2006	–	April 2009	October 2009	326,384	328,004	3.1025
US Stock Option Plan – November 2006	3.17	November 2008	February 2009	145,916	153,906	3.735
Sharesave – November 2006	2.82	November 2009	May 2010	299,301	308,882	3.735
	2.82	November 2011	May 2012	94,449	109,230	3.735
	2.87	November 2011	May 2012	19,433	19,433	3.735
Long Term Incentive Plan – April 2007	–	April 2010	October 2010	235,007	–	5.195
US Stock Option Plan – November 2007	4.87	November 2009	February 2010	93,572	–	5.73
Sharesave – November 2007	5.04	November 2010	May 2011	268,241	–	5.73
	4.91	November 2011	May 2012	5,402	–	5.73
	5.04	November 2012	May 2013	82,581	–	5.73
	4.91	November 2012	May 2013	4,390	–	5.73
				4,154,130	7,184,821	

[1] Market price as at the date of grant.

24 Treasury shares

	2007 £ million	2006 £ million
Treasury shares	(10.5)	(9.1)

Interests in own shares represent the cost of 3,459,679 of the Company's ordinary shares (nominal value 20 pence) (31 December 2006: 4,436,950) purchased in June 2004 (2,016,720), May 2005 (1,661,621), October 2006 (758,609) and June 2007 (735,728). During the year 1,712,999 of these shares were allotted to participants in the Long-term Incentive Plan. These shares represent 1.3% of issued share capital as at 31 December 2007 (2006: 1.6%).

These shares were acquired by a trust in the open market using funds provided by Aggreko plc to meet obligations under the Long-term Incentive Arrangements. The costs of funding and administering the scheme are charged to the income statement of the Company in the period to which they relate. The market value of the shares at 31 December 2007 was £18.4 million (31 December 2006: £19.3 million).

25 Statement of changes in equity

As at 31 December 2007

	Attributable to equity holders of the company							
	Ordinary share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Foreign exchange reserve (translation) £ million	Retained earnings £ million	Total equity £ million
Balance at 1 January 2007	53.9	7.2	(9.1)	0.1	1.2	(25.7)	198.6	226.2
Fair value losses on foreign currency cash flow hedge	–	–	–	–	(1.5)	–	–	(1.5)
Transfers from hedging reserve to property, plant and equipment	–	–	–	–	(1.5)	–	–	(1.5)
Fair value losses on interest rate swaps	–	–	–	–	(3.4)	–	–	(3.4)
Currency translation differences (i)	–	–	–	–	–	5.6	–	5.6
Current tax on items taken to or transferred from equity	–	–	–	–	–	0.4	1.8	2.2
Deferred tax on items taken to or transferred from equity	–	–	–	–	1.8	–	0.2	2.0
Actuarial losses on retirement benefits	–	–	–	–	–	–	(0.1)	(0.1)
Purchase of treasury shares	–	–	(4.2)	–	–	–	–	(4.2)
Credit in respect of employee share awards	–	–	–	–	–	–	4.6	4.6
Issue of ordinary shares to employees under share option schemes	–	–	2.8	–	–	–	(2.8)	–
New share capital subscribed	0.3	1.6	–	–	–	–	–	1.9
Profit for the year	–	–	–	–	–	–	80.7	80.7
Total recognised income/(loss) for the year	0.3	1.6	(1.4)	–	(4.6)	6.0	84.4	86.3
Dividends paid during 2007	–	–	–	–	–	–	(19.2)	(19.2)
Balance at 31 December 2007	**54.2**	**8.8**	**(10.5)**	**0.1**	**(3.4)**	**(19.7)**	**263.8**	**293.3**

(i) Included in currency translation differences of the Group are exchange losses of £0.4 million arising on borrowings denominated in foreign currencies designated as hedges of net investments overseas, offset by exchange gains of £6.0 million relating to the translation of overseas results and net assets.

For the year ended 31 December 2007

25 Statement of changes in equity continued

As at 31 December 2006

	Attributable to equity holders of the company							
	Ordinary share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Foreign exchange reserve (translation) £ million	Retained earnings £ million	Total equity £ million
Balance at 1 January 2006	53.8	6.8	(6.5)	0.1	–	(6.5)	160.5	208.2
Fair value gains on foreign currency cash flow hedge	–	–	–	–	3.5	–	–	3.5
Transfers from hedging reserve to property, plant and equipment	–	–	–	–	(2.0)	–	–	(2.0)
Fair value gains on interest rate swaps	–	–	–	–	0.2	–	–	0.2
Currency translation differences (i)	–	–	–	–	–	(20.5)	–	(20.5)
Current tax on items taken to or transferred from equity	–	–	–	–	–	1.3	–	1.3
Deferred tax on items taken to or transferred from equity	–	–	–	–	(0.5)	–	3.0	2.5
Actuarial gains on retirement benefits	–	–	–	–	–	–	1.5	1.5
Purchase of treasury shares	–	–	(2.6)	–	–	–	–	(2.6)
Credit in respect of employee share awards	–	–	–	–	–	–	4.1	4.1
New share capital subscribed	0.1	0.4	–	–	–	–	–	0.5
Profit for the year	–	–	–	–	–	–	46.2	46.2
Total recognised income/(loss) for the year	0.1	0.4	(2.6)	–	1.2	(19.2)	54.8	34.7
Dividends paid during 2006	–	–	–	–	–	–	(16.7)	(16.7)
Balance at 31 December 2006	53.9	7.2	(9.1)	0.1	1.2	(25.7)	198.6	226.2

(i) Included in currency translation differences of the Group are exchange gains of £8.4 million arising on borrowings denominated in foreign currencies designated as hedges of net investments overseas, offset by exchange losses of £28.9 million relating to the translation of overseas results and net assets.

26 Capital commitments

	2007 £ million	2006 £ million
Contracted but not provided for (property, plant and equipment)	18.1	7.7

27 Operating lease commitments – minimum lease payments

	2007		2006	
	Land and buildings £ million	Plant, equipment and vehicles £ million	Land and buildings £ million	Plant, equipment and vehicles £ million
Commitments under operating leases expiring:				
Within 1 year	5.3	5.5	2.6	1.9
Later than 1 year and less than 5 years	12.8	9.1	7.7	4.7
After 5 years	10.5	0.1	11.2	–
Total	28.6	14.7	21.5	6.6

28 Pension commitments

Overseas

Pension arrangements for overseas employees vary, and schemes reflect best practice and regulation in each particular country. The charge against profit is the amount of contributions payable to the defined contribution pension schemes in respect of the accounting period. The pension cost attributable to overseas employees for 2007 was £2.5 million (2006: £2.1 million).

28 Pension commitments continued

United Kingdom

The Group operates pension schemes for UK employees. The Aggreko plc Pension Scheme ('the Scheme') is a funded, contributory, defined benefit scheme. Assets are held separately from those of the Group under the control of individual trustees. The Scheme is subject to valuations at intervals of not more than three years by independent actuaries.

A valuation of the Scheme was carried out as at 31 December 2005 using the Attained Age method to determine the level of contributions to be made by the Group. The actuaries adopted a valuation basis linked to market conditions at the valuation date. Assets were taken at market value. The major actuarial assumptions used were:

Return on investments	4.6%
Growth in average pay levels	4.3%
Increase in pensions	2.8%

At the valuation date, the market value of the Scheme's assets (excluding AVCs) was £18,400,000 which was sufficient to cover 53% of the benefits that had accrued to members, after making allowances for future increases in earnings.

Following completion of the valuation at 31 December 2005, the Company and the trustees agreed upon a Schedule of Contributions and a Recovery Plan. During 2006 the Company contributions for benefits building up in the future were increased to 31.5% of pensionable earnings and from 1 January 2007 the Company contribution was 25.4% of pensionable earnings. From 1 January 2007 future benefits are accrued, on a Career Average basis hence the change to the required contribution rate. To address the Scheme deficit the Company made an additional contribution of £3.5 million in 2006 and £4.0 million in 2007 and the Company plans to make further additional contributions of £4.0 million in 2008 and £0.5 million per annum until the year ended 31 December 2015. Employee contributions increased from 5% to 6% of pensionable earnings from 1 January 2007.

The Scheme was closed to all new employees joining the Group after 1 April 2002. For new employees joining after 1 April 2002, a defined contribution scheme has been introduced. Contributions of £0.4 million were paid to this scheme during the year (2006: £0.2 million). There are no outstanding or prepaid balances at the year end.

An update of the Scheme was carried out by a qualified independent actuary using the latest available information for the purposes of this statement. The major assumptions used in this update by the actuary were:

	31 Dec 2007	31 Dec 2006
Rate of increase in salaries	**4.9%**	4.6%
Rate of increase in pensions in payment and deferred pensions	**3.4%**	3.1%
Discount rate	**5.5%**	5.0%
Inflation assumption	**3.4%**	3.1%
Expected return on Scheme assets	**6.0%**	6.1%
Longevity at age 65 for current pensioners (years)		
Men	**22.8**	21.3
Women	**26.0**	24.2
Longevity at age 65 for future pensioners (years)		
Men	**24.9**	23.1
Women	**27.9**	25.9

The expected return on Scheme assets is based on market expectations at the beginning of the period for returns over the entire life of the benefit obligation.

The assets in the Scheme and the expected rate of return were:

	Long term rate of return expected at 31 Dec 2007	Value at 31 Dec 2007 £ million	Long term rate of return expected at 31 Dec 2006	Value at 31 Dec 2006 £ million	Long term rate of return expected at 31 Dec 2005	Value at 31 Dec 2005 £ million
Equities	**7.0%**	**17.7**	6.9%	17.4	6.3%	13.5
Gilts	**4.0%**	**4.7**	3.9%	3.4	3.3%	2.4
Bonds	**5.0%**	**6.0**	4.3%	3.4	3.8%	2.4
Cash	**5.0%**	**4.2**	4.6%	0.1	3.7%	0.1
Total		**32.6**		24.3		18.4

The expected rate of return on assets is stated net of expenses.

28 Pension commitments continued

The amounts included in the balance sheet arising from the Group's obligations in respect of the Scheme are as follows:

	2007 £ million	2006 £ million	2005 £ million
Fair value of assets	32.6	24.3	18.4
Present value of funded obligations	(40.7)	(37.4)	(35.2)
Liability recognised in the Balance Sheet	(8.1)	(13.1)	(16.8)

An alternative method of valuation is the estimated cost of buying out benefits at 31 December 2007 with a suitable insurer. This amount represents the amount that would be required to settle the Scheme liabilities at 31 December 2007 rather than the Company continuing to fund the on-going liabilities of the Scheme. The company estimates the amount required to settle the Scheme's liabilities at 31 December 2007 is £52.2 million which gives a Scheme shortfall on a buyout basis of approximately £19.6 million.

The amounts recognised in the income statement are as follows:

	2007 £ million	2006 £ million
Current service costs	1.5	2.0
Interest cost	1.9	1.7
Expected return on Scheme assets	(1.8)	(1.1)
	1.6	2.6

Of the total charge of £1.6 million, £0.4 million (2006: £0.6 million) and £1.2 million (2006: £2.0 million) were included, respectively in cost of sales and administrative expenses.

Changes in the present value of the defined benefit obligation are as follows:

	2007 £ million	2006 £ million
Present value of obligation at 1 January	37.4	35.2
Service cost	1.5	2.0
Interest cost	1.9	1.7
Contributions from Scheme members	0.4	0.3
Benefits paid	(0.3)	(0.3)
Actuarial gains	(0.2)	(1.5)
Present value of obligation at 31 December	40.7	37.4

Present value of Scheme assets are as follows:

	2007 £ million	2006 £ million
Fair value of Scheme assets at 1 January	24.3	18.4
Expected return on Scheme assets	1.8	1.1
Employer contributions	6.7	4.8
Contributions from Scheme members	0.4	0.3
Benefits paid	(0.3)	(0.3)
Actuarial losses	(0.3)	–
Fair value of Scheme assets at 31 December	32.6	24.3

Analysis of the movement in the balance sheet

	2007 £ million	2006 £ million
At 1 January	(13.1)	(16.8)
Total expense as above	(1.6)	(2.6)
Contributions	6.7	4.8
Net actuarial (losses)/gains	(0.1)	1.5
At 31 December	(8.1)	(13.1)

28 Pension commitments continued

Cumulative actuarial gains and losses recognised in equity

	2007 £ million	2006 £ million
At 1 January	**16.3**	17.8
Actuarial (losses)/gains recognised in the year	**0.1**	(1.5)
At 31 December	**16.4**	16.3

The actual return on Scheme assets was £1.5 million (2006: £1.1 million).

History of experience gains and losses

	2007	2006	2005	2004	2003
Experience adjustments arising on Scheme assets:					
Amount (£m)	**(0.3)**	–	1.5	0.4	0.6
Percentage of Scheme assets	**(1.0%)**	0.0%	8.0%	3.0%	5.0%
Experience adjustments arising on Scheme liabilities:					
Amount (£m)	**–**	(0.5)	–	0.2	1.2
Percentage of present value Scheme liabilities	**0.0%**	(1.0%)	0.0%	1.0%	6.0%
Present value of Scheme liabilities (£m)	**40.7**	37.4	35.2	23.1	20.4
Fair value of Scheme assets (£m)	**32.6**	24.3	18.4	12.9	12.0
Deficit (£m)	**8.1**	13.1	16.8	10.2	8.4

The contributions expected to be paid during the financial year ended 31 December 2008 amount to £5.6 million.

29 Significant investments

The principal subsidiary undertakings of Aggreko plc at the year end, and the main countries in which they operate, are shown below. All companies are wholly owned and, unless otherwise stated, incorporated in Great Britain or in the principal country of operation and are involved in the supply of temporary power, temperature control, oil-free compressed air and related services.

All shareholdings are of ordinary shares or other equity capital.

Aggreko Holdings Limited +	UK
Aggreko UK Limited	UK
Aggreko Ireland Limited	Ireland
Aggreko International Projects Limited	Dubai **
Aggreko Euro Holdings B.V.+	UK ***
Aggreko Americas Holdings B.V.+	UK ***
Aggreko Rest of World Holdings B.V.+	UK ***
Aggreko Holdings Inc +	USA
Aggreko USA LLC+	USA
Aggreko LLC	USA
Aggreko Energy Rentals LLC	USA
Aggreko (Investments) BV +	Netherlands
Aggreko Nederland BV	Netherlands
Aggreko Belgium NV	Belgium
Aggreko Italia S.R.L	Italy
Aggreko Deutschland GmbH	Germany
Aggreko Norway AS	Norway
Aggreko France SARL	France
Aggreko Iberia SA	Spain
Aggreko (Singapore) PTE Limited	Singapore
Aggreko Generators Rental Pty Limited	Australia
Aggreko (Middle East) Limited	Middle East*
Aggreko Energy Mexico SA de CV	Mexico
Aggreko Services Mexico SA de CV	Mexico
Aggreko Canada Inc	Canada
Aggreko (NZ) Limited	New Zealand
Aggreko de Venezuela C.A.	Venezuela
Aggreko Brazil Energia Ltda	Brazil
Aggreko Energia Locação de Geradores Ltda	Brazil
Aggreko Chile Limitada	Chile
Aggreko (Shanghai) Energy Rental Co Ltd	China

* Registered in Cyprus
** Administered from Dubai and registered in the UK
*** Registered in the Netherlands
+ Intermediate holding companies

Other subsidiary undertakings, whilst included in the consolidated Accounts, are not material.

Independent Auditors' Report to the Members of Aggreko plc

We have audited the parent company financial statements of Aggreko plc for the year ended 31 December 2007 which comprise the Balance Sheet, the Statement of Total Recognised Gains and Losses, and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the group financial statements of Aggreko plc for the year ended 31 December 2007.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2007.
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
6 March 2008

Company Balance Sheet

As at 31 December 2007

	Notes	2007 £ million	2006 £ million
Fixed assets			
Tangible assets	34	9.6	11.8
Investments	35	102.0	101.4
Deferred tax assets	40	0.7	0.1
Derivative financial instruments	38	–	1.1
		112.3	114.4
Current assets			
Debtors	36	329.1	322.6
Derivative financial instruments	38	2.2	0.9
Cash and cash equivalents		0.8	–
Current tax assets		0.4	0.4
		332.5	323.9
Creditors – amounts falling due within one year			
Borrowings	37	–	(7.7)
Derivative financial instruments	38	(2.1)	(0.9)
Other creditors	39	(116.0)	(117.1)
Net current assets		214.4	198.2
Total assets less current liabilities		326.7	312.6
Creditors – amounts falling due after more than one year			
Borrowings	37	(212.2)	(207.9)
Derivative financial instruments	38	(2.7)	(0.3)
Retirement benefit obligation	41	(5.8)	(9.1)
Net assets		106.0	95.3
Shareholders' equity			
Share capital	42	54.2	53.9
Share premium	43	8.8	7.2
Treasury shares	43	(10.5)	(9.1)
Capital redemption reserve	43	0.1	0.1
Hedging reserve	43	(1.6)	0.7
Retained earnings	43	55.0	42.5
Total shareholders' equity		106.0	95.3

Approved by the Board on 6 March 2008 and signed on its behalf by:

P G Rogerson
Chairman

A G Cockburn
Finance Director

The notes on pages 109 to 116 form part of these Accounts.

Company Statement of Total Recognised Gains and Losses

For the year ended 31 December 2007

	2007 £ million	2006 £ million
Profit for the financial year	**31.3**	9.3
Actuarial (losses)/gains on retirement benefit	**(0.1)**	1.5
Movement in deferred tax on pension liability	**-**	(0.4)
Cashflow hedges (net of deferred tax)	**(3.4)**	0.1
Total recognised gains for the financial year	**27.8**	10.5

The notes on pages 109 to 116 form part of these Accounts.

30 Company accounting policies

Accounting convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial instruments in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom. A summary of the more important Company accounting policies is set out below.

Tangible fixed assets

Tangible fixed assets are carried at cost less accumulated depreciation and impairment losses. Cost includes purchase price, and directly attributable costs of bringing the assets into the location and condition where it is capable for use. Borrowings costs are not capitalised.

Fixed assets are depreciated on a straight line basis at annual rates estimated to write off the cost of each asset over its useful life from the date it is available for use. The principal period of depreciation used is as follows:

Vehicles, plant and equipment	4 to 15 years.

Impairment of tangible fixed assets

Tangible fixed assets are depreciated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is calculated using estimated cashflows. These are discounted using an appropriate long-term pre-tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Foreign currencies

At individual company level, transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary assets are translated at the historical rate. In order to hedge its exposure to certain foreign exchange risks, the Company enters into forward foreign exchange contracts. The Company's financial statements are presented in sterling, which is the Company's presentational currency.

Derivative financial instruments

The accounting policy is identical to that applied by the consolidated Group as set out on page 75.

Cash flow statement and related party disclosures

The Company is included in the Group Accounts of Aggreko plc, which are publicly available. Consequently, the Company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 'Cash Flow Statements (revised 1996)'. The Company is also exempt under the terms of Financial Reporting Standard 8 'Related Party Disclosures' from disclosing related party transactions with entities that are part of the Group.

For the year ended 31 December 2007

30 Company accounting policies continued

Taxation

The charge for ordinary taxation is based on the profit/loss for the year and takes into account full provision for deferred tax, using the approach set out in FRS 19, 'Deferred Tax' in respect of timing differences on a non discounted basis. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and depreciation of fixed assets.

Pensions

The Company operates both a defined benefit pension scheme and a defined contribution pension scheme. The accounting policy is identical to that applied by the consolidated Group as set out on page 76.

Investments

Investments in subsidiary undertakings are stated in the balance sheet of the Company at cost, or nominal value of the shares issued as consideration where applicable, less provision for any impairment in value. Share-based payments recharged to subsidiary undertakings are treated as capital contributions and are added to investments.

Leases

Leases where substantially all of the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Rentals under operating leases are charged against operating profit on a straight line basis over the term of the lease.

Grants

Capital grants in respect of additions to fixed assets are treated as deferred income and released to the income statement over the estimated operational lives of the related assets.

Share-based payments

The accounting policy is identical to that applied by the consolidated Group as set out on page 77 with the exception that shares issued by the Company to employees of its subsidiaries for which no consideration is received are treated as an increase in the Company's investment in those subsidiaries.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders.

31 Staff costs

	2007 £ million	2006 £ million
Wages and salaries	8.6	6.4
Social security costs	0.9	0.7
Other pension cost	0.5	1.6
Share-based payment	1.3	1.3
	11.3	10.0
Average number of employees	89	78

32 Dividends

Refer to Note 11 of the Group Accounts.

33 Auditors' remuneration

	2007 £000	2006 £000
Fees payable to the Company's auditor for the audit of the Company's annual accounts	111	118
Fees payable to the Company's auditor and its associates for other services:		
– Other services pursuant to legislation	26	26
– Tax services	31	–
– All other services	2	47
Fees in respect of the Aggreko plc pension scheme:		
– Audit	6	6

34 Tangible fixed assets

	Total £ million
Cost	
At 1 January 2007	17.6
Additions	0.8
Disposals	(0.6)
At 31 December 2007	**17.8**
Accumulated depreciation	
At 1 January 2007	5.8
Charge for the year	3.0
Disposals	(0.6)
At 31 December 2007	**8.2**
Net book values:	
At 31 December 2007	**9.6**
At 31 December 2006	11.8

The tangible fixed assets of the Company comprise vehicles, plant and equipment.

35 Investments

	£ million
Cost of investments in subsidiary undertakings:	
At 1 January 2007	101.4
Share-based payments	1.2
Exchange	(0.6)
At 31 December 2007	**102.0**

Details of the Company's principal subsidiary undertakings are set out in Note 29 to the Group Accounts.

36 Debtors

	2007 £ million	2006 £ million
Prepayments and accrued income	0.1	0.3
Other receivables	0.8	1.0
Amounts due from subsidiary undertakings	328.2	321.3
	329.1	322.6

37 Borrowings

	2007 £ million	2006 £ million
Non-current		
Bank borrowings	212.2	207.9
Current		
Bank overdrafts	–	0.4
Bank borrowings	–	7.3
	–	7.7
Total borrowings	212.2	215.6

The bank overdrafts and borrowings are all unsecured.

(i) Maturity of financial liabilities
The maturity profile of the borrowings was as follows:

	2007 £ million	2006 £ million
Within 1 year, or on demand	–	7.7
Between 1 and 2 years	128.9	–
Between 2 and 3 years	–	123.8
Between 3 and 4 years	83.3	–
Between 4 and 5 years	–	84.1
	212.2	215.6

(ii) Borrowing facilities
The Company has the following undrawn committed floating rate borrowing facilities available at 31 December 2007 in respect of which all conditions precedent had been met at that date:

	2007 £ million	2006 £ million
Expiring within 1 year	–	–
Expiring between 1 and 2 years	6.3	–
Expiring between 2 and 3 years	–	12.4
Expiring between 3 and 4 years	139.5	–
Expiring between 4 and 5 years	–	140.5
Expiring after 5 years	–	–
	145.8	152.9

37 Borrowings continued

(iii) Interest rate risk profile of financial liabilities

The interest rate profile of the Company's financial liabilities at 31 December 2007, after taking account of the interest rate swaps used to manage the interest profile, was:

	Floating rate £ million	Fixed rate £ million	Total £ million	Fixed rate debt Weighted average interest rate %	Weighted average period for which rate is fixed years
Currency:					
Sterling	20.0	–	20.0	–	–
US dollar	36.9	115.5	152.4	4.7	2.5
Euro	4.4	35.4	39.8	3.7	1.2
At 31 December 2007	**61.3**	**150.9**	**212.2**		
Sterling	31.3	–	31.3	–	–
US dollar	52.5	102.2	154.7	4.7	3.1
Euro	10.8	18.8	29.6	3.2	1.0
At 31 December 2006	**94.6**	**121.0**	**215.6**		

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance. The principal benchmark rates for floating rate financial liabilities are the relevant LIBOR (London Interbank Offered Rate) rates for sterling, dollars and euros and liabilities are normally fixed in advance for periods between one and three months.

The effect of the Company's interest rate swaps is to classify £150.9 million (2006: £121.0 million) of borrowings in the above table as fixed rate.

The notional principal amount of the outstanding interest rate swap contracts at 31 December 2007 was £150.9 million (2006: £121.0 million).

(iv) Preference share capital

	2007 Number	2007 £000	2006 Number	2006 £000
Authorised:				
Redeemable preference shares of 25 pence each	**199,998**	50	199,998	50

No redeemable preference shares were allotted as at 31 December 2007 and 31 December 2006.

For the year ended 31 December 2007

38 Financial instruments

(i) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Company's financial assets and financial liabilities at 31 December 2007. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	2007		2006	
	Book value £ million	Fair value £ million	Book value £ million	Fair value £ million
Primary financial instruments held or issued to finance the Company's operations:				
Current borrowings and overdrafts	–	–	(7.7)	(7.7)
Non-current borrowings	(212.2)	(212.2)	(207.9)	(207.9)
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	(2.6)	(2.6)	0.8	0.8
Forward foreign currency contracts	–	–	–	–

(ii) Summary of methods and assumptions

Interest rate swaps and forward foreign currency contracts

Fair value is based on market price of these instruments at the balance sheet date.

Current borrowings and overdrafts/liquid resources

The fair value of liquid resources and current borrowings and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

Non-current borrowings

In the case of bank loans and other loans, the fair value approximates to the carrying value reported in the balance sheet as the majority are floating rate where payments are reset to market rates at intervals of less than one year.

(iii) Financial instruments

Numerical financial instruments disclosures are set out below. Additional disclosures are set out in the financial review and accounting policies relating to risk management.

	2007		2006	
	Assets £ million	Liabilities £ million	Assets £ million	Liabilities £ million
Less than one year:				
Interest rate swaps – cash flow hedge	0.1	–	–	–
Forward foreign currency contracts – cash flow hedge	2.1	(2.1)	0.9	(0.9)
More than one year:				
Interest rate swaps – cash flow hedge	–	(2.7)	1.1	(0.3)
	2.2	(4.8)	2.0	(1.2)

Net fair values of derivative financial instruments

The net fair value of derivative financial instruments and designated for cash flow hedges at the balance sheet date were:

	2007 £ million	2006 £ million
Contracts with positive fair values:		
Interest rate swaps	0.1	1.1
Forward foreign currency contracts	2.1	0.9
Contracts with negative fair values:		
Interest rate swaps	(2.7)	(0.3)
Forward foreign currency contracts	(2.1)	(0.9)
	(2.6)	0.8

38 Financial instruments continued

The net fair value losses at 31 December 2007 on open interest rate swaps that hedge interest risk are £2.6 million (2006: gains of £0.8 million). These will be debited to the income statement interest charge over the remaining life of each interest rate swap.

(iv) The exposure of the Company to interest rate changes when borrowings reprice is as follows:

As at 31 December 2007

	<1 year £ million	1-5 years £ million	>5 years £ million	Total £ million
Total borrowings	–	212.2	–	212.2
Effect of interest rate swaps	(45.9)	(105.0)	–	(150.9)
	(45.9)	107.2	–	61.3

As at 31 December 2006

	<1 year £ million	1-5 years £ million	>5 years £ million	Total £ million
Total borrowings	7.7	207.9	–	215.6
Effect of interest rate swaps	(7.6)	(113.4)	–	(121.0)
	0.1	94.5	–	94.6

As at 31 December 2007 and 31 December 2006 all of the Company's debt was exposed to repricing within 3 months of the balance sheet date.

The effective interest rates at the balance sheet date were as follows:

	2007	2006
Bank overdraft	–	6.0%
Bank borrowings	5.5%	5.5%

39 Other creditors: amounts falling due within one year

	2007 £ million	2006 £ million
Accruals and deferred income	10.5	9.2
Amounts owed to subsidiary undertakings	105.5	107.9
	116.0	117.1

40 Deferred tax

	2007 £ million	2006 £ million
At 1 January	(0.1)	(0.1)
Charge/(credit) to the income statement	(0.5)	0.1
Credit to equity	(0.1)	(0.1)
At 31 December	(0.7)	(0.1)
Deferred tax provided in the Accounts is as follows:		
Accelerated capital allowances	0.8	1.3
Other timing differences	(1.5)	(1.4)
	(0.7)	(0.1)

41 Pension commitments

	2007 £ million	2006 £ million
FRS 17 Deficit in the scheme (Refer to Note 28 of the Group Accounts)	(8.1)	(13.1)
Related deferred tax asset	2.3	4.0
	(5.8)	(9.1)

For the year ended 31 December 2007

42 Share capital

	2007 Number	2007 £000	2006 Number	2006 £000
Authorised:				
Ordinary shares of 20p each	349,750,010	69,950	349,750,010	69,950
Allotted, called up and fully paid:				
Ordinary shares of 20p each	270,923,649	54,185	269,510,986	53,902

During the year 945,584 Ordinary shares of 20p each have been issued at prices ranging from £1.05 to £3.17 to satisfy the exercise of options under the Savings-Related Share Option Schemes ('Sharesave') and Executive Share Option Schemes by eligible employees. In addition 467,079 shares were allotted to US participants in the Long-term Incentive Plan by the allotment of new shares for nil consideration.

43 Reconciliation of movements in shareholders' funds

	Called up share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Profit and loss account £ million	Capital and reserves £ million
1 January 2007	53.9	7.2	(9.1)	0.1	0.7	42.5	95.3
Profit for the financial year	–	–	–	–	–	31.3	31.3
Dividends	–	–	–	–	–	(19.2)	(19.2)
Net movement on interest rate swaps	–	–	–	–	(3.4)	–	(3.4)
Credit in respect of employee share awards	–	–	–	–	–	4.6	4.6
Issue of ordinary shares to employees under share option schemes	–	–	2.8	–	–	(2.8)	–
Actuarial losses on retirement benefits	–	–	–	–	–	(0.1)	(0.1)
Current tax on items taken to equity	–	–	–	–	–	(0.3)	(0.3)
Deferred tax on items taken to equity	–	–	–	–	1.1	(1.0)	0.1
New share capital subscribed	0.3	1.6	–	–	–	–	1.9
Purchase of treasury shares	–	–	(4.2)	–	–	–	(4.2)
31 December 2007	54.2	8.8	(10.5)	0.1	(1.6)	55.0	106.0

44 Operating lease commitments – minimum lease payments

	2007 Land and buildings £ million	2006 Land and buildings £ million
Commitments under operating leases expiring:		
Within 1 year	–	0.1
Later than 1 year and less than 5 years	0.2	–
After 5 years	0.2	0.1
Total	0.4	0.2

45 Profit and loss account

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account and related notes. The profit for the financial year of the Company was £31.3 million (2006: £9.3 million).

SHAREHOLDERS

Shareholders

aggreko

Notice of Annual General Meeting

This document is important and requires your immediate attention. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 immediately. If you have sold or otherwise transferred all of your shares in Aggreko plc, please forward this document, together with the accompanying documents, to the purchaser or transferee, or the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Notice is hereby given that the Annual General Meeting of Aggreko plc (the 'Company') will be held at the Hilton Hotel, 1 William Street, Glasgow on Wednesday 23 April 2008 at 11.00am to consider and, if thought fit, to pass the following resolutions, of which numbers 1 to 13 will be proposed as ordinary resolutions and numbers 14 to 17 will be proposed as special resolutions.

Agenda

Routine Business

Resolution 1
To receive the reports of the Directors and Auditors, and to adopt the Company's accounts for the year ended 31 December 2007.

Resolution 2
To approve the Remuneration Report for the year ended 31 December 2007.

Resolution 3
To declare a final dividend on the ordinary shares.

Resolution 4
To elect Mr D C M Hamill as a Director of the Company.

Resolution 5
To elect Mr R J MacLeod as a Director of the Company.

Resolution 6
To re-elect Mr N H Northridge as a Director of the Company.

Resolution 7
To re-elect Mr F A B Shepherd as a Director of the Company.

Resolution 8
To re-elect Mr P G Rogerson as a Director of the Company.

Resolution 9
To re-elect Mr A C Salvesen as a Director of the Company.

Resolution 10
To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company, and to authorise the Audit Committee to fix their remuneration.

Special Business

To consider resolutions 11 to 13 as ordinary resolutions:

Resolution 11
That the proposed amendments to the rules of the Aggreko Performance Share Plan 2004 (the 'PSP') and the performance conditions applying to awards granted under the PSP on or after 23 April 2008, which amendments and performance conditions are summarised in Part A of the Appendix to the Notice of the Annual General Meeting of the Company convened for 23 April 2008 and are set out in full in the draft amended rules of the PSP (a copy of which are produced to the meeting and, for the purposes of identification, are initialled by the Chairman of the meeting), be and are hereby approved and the Directors be authorised to make the proposed amendments.

Resolution 12
That the proposed amendments to the rules of the Aggreko Co-investment Plan 2004 (the 'CIP') and the performance conditions applying to awards granted under the CIP on or after 23 April 2008, which amendments and performance conditions are summarised in Part A of the Appendix to the Notice of the Annual General Meeting of the Company convened for 23 April 2008 and are set out in full in the draft amended rules of the CIP (a copy of which are produced to the meeting and, for the purposes of identification, are initialled by the Chairman of the meeting), be and are hereby approved and the Directors be authorised to make the proposed amendments.

Resolution 13

That the Board of Directors of the Company (the 'Directors') be and they are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the 'Act') to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Act) up to an aggregate nominal amount of £15,696,600, PROVIDED THAT this authority (unless previously revoked or renewed) shall expire on the earlier of 22 April 2013 and the conclusion of the Annual General Meeting of the Company held in 2013 (save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired) and that this authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 80 of the Act.

To consider resolutions 14 to 17 as special resolutions:

Resolution 14

That the Board of Directors of the Company (the 'Directors') be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (within the meaning of Section 94 of the Act) wholly for cash (i) by selling equity securities held by the Company as treasury shares or (ii) by allotting new equity securities pursuant to any authority for the time being in force under Section 80 of the Act, as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall be limited to:

(a) the allotment of equity securities for cash in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective numbers of equity securities then held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate to deal with any fractional entitlements or legal or practical difficulties which may arise under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise; and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities for cash up to an aggregate nominal value of £2,712,600; and

shall expire on the earlier of 22 July 2009 and the conclusion of the Annual General Meeting of the Company held in 2009, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

Resolution 15

That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 20p each in the capital of the Company ('Ordinary Shares') on such terms as the Directors of the Company (the 'Directors') think fit PROVIDED THAT:

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 27,126,000;

(b) the maximum price which may be paid for any Ordinary Share is an amount equal to the higher of (i) 105% of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out, and the minimum price which may be paid for any Ordinary Share is 20p (in each case exclusive of associated expenses);

(c) the authority hereby conferred shall (unless previously renewed or revoked) expire at the conclusion of the next Annual General Meeting of the Company or 18 months from the date of the passing of this resolution, whichever is the earlier, but a contract of purchase may be made before such expiry which will or may be completed wholly or partly thereafter, and a purchase of Ordinary Shares may be made in pursuance of any such contract; and

(d) any Ordinary Shares so purchased shall be cancelled or, if the Directors so determine and subject to the provisions of any applicable laws or regulations, held as treasury shares.

Resolution 16
That the draft regulations produced to the meeting and, for the purposes of identification, initialled by the Chairman of the meeting be adopted as the articles of association of the Company in substitution for, and to the entire exclusion of, the existing articles of association of the Company. The material changes to the articles of association of the Company are summarised in Part B of the Appendix to the Notice of Annual General Meeting of the Company convened for 23 April 2008.

Resolution 17
That, subject to resolution 16 set out in the notice of Annual General Meeting of the Company convened for 23 April 2008 being passed and with effect from 12.01 am on 1 October 2008 (or such later date as section 175 of the Companies Act 2006 shall be brought into force), Article 100 of the Company's articles of association adopted pursuant to such resolution 16 be deleted in its entirety and replaced by the following new Article 100:

'*100. Permitted interests and voting*
Paragraphs (A) to (I) of this article are subject to the provisions of the Companies Acts and to the provisions of paragraphs (J) to (P).

(A) No director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in the other company. The board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.

(D) A director may act by himself or his firm in a professional capacity (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any actual or proposed transaction or arrangement with the company in which he has an interest (taken together with any interest of any person connected with him) which is an interest of which he is aware, or ought reasonably to be aware, does conflict, or can reasonably be regarded as likely to give rise to a conflict, with the interests of the company and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(v) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any contract concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(vii) any contract for the benefit of the employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(viii) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and for so long as (but only if and for so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company. For the purpose of this paragraph of this Article 100 there shall be disregarded any shares held by the director or any such person as bare trustee or custodian and in which he has no beneficial interest, any shares comprised in a trust in which his, or any such person's, interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he, or any such person, is interested only as a unit holder.

(H) Where a company in which a director owns one per cent. or more is interested in a contract, he also shall be deemed interested in that contract.

(I) If any question shall arise at any meeting of the board as to whether the interest of a director gives rise to a conflict, or could reasonably be regarded as likely to give rise to a conflict, with the interests of the company or as to the entitlement of any director to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be decided by a resolution of the board (for which purpose the director in question shall not be counted in the quorum and provided that the resolution was agreed to without the director in question voting or would have been agreed if their votes had not been counted) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the director (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who is in any way, whether directly or indirectly, interested in an actual or proposed transaction or arrangement with the company shall declare the nature and extent of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) In respect of any situation in which a director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company, the board may authorise the matter, on such terms as they may determine, provided that:

(i) the director has declared the full nature and extent of the situation to the board; and

(ii) it is proposed (either by the director in question or another) that the board authorise the matter and upon the resolution to do so the requirement for the quorum is met without counting the director in question and the resolution was agreed to without such director voting or would have been agreed to if that conflicted director's vote had not been counted.

(M) Any terms determined by the board under paragraph (L) of this article may be imposed at the time of authorisation or may be imposed subsequently and may include (without limitation):

(i) the exclusion of the interested director in question from all information and discussion by the company of the situation in question; and

(ii) (without prejudice to the general obligations of confidentiality) the application to the interested director of a strict duty of confidentiality to the company for any confidential information of the company in relation to the situation in question.

(N) An interested director under this Article 100 must act in accordance with any terms determined by the board pursuant to paragraphs (L) or (M) of this article.

(O) Any authorisation given by the board under paragraph (L) of this article may provide that, where the interested director obtains (other than through his position as a director of the company) information that is confidential to a third party, he will not be obliged to disclose it to the company or to use it in relation to the company's affairs in circumstances where to do so would amount to a breach of that confidence.

(P) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article provided that nothing in this article shall permit the company to cease to comply with the Listing Rules of the UKLA.'

By order of the Board

Hew Campbell
Secretary
17 March 2008

Registered Office:
Aggreko plc
8th Floor
120 Bothwell Street
Glasgow G2 7JS
United Kingdom

Note 1

A member entitled to attend and vote at this meeting may appoint one or more persons as his/her proxy to attend, speak and vote on his/her behalf at the meeting. A proxy need not be a member of the Company. If multiple proxies are appointed they must not be appointed in respect of the same shares. To be effective, the enclosed form of proxy, together with any power of attorney or other authority under which it is signed or a certified copy thereof, should be lodged at the office of the Company's Registrars at Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent BR3 4TU, not later than 48 hours before the time of the meeting. The appointment of a proxy will not prevent a member from attending the meeting and voting in person if he/she so wishes. A member present in person or by proxy shall have one vote on a show of hands and on a poll every member present in person or by proxy shall have one vote for every ordinary share of which he is the holder.

Note 2

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting by following the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, in order to be valid, must be transmitted so as to be received by the Company's agent (ID RA10) by the latest time for receipt of proxy appointments specified in Note 1 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Note 3

A person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a 'Nominated Person') may, under an agreement between him/her and the Shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Annual General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the Shareholder as to the exercise of voting rights.

The statements of the rights of members in relation to the appointment of proxies in Notes 1 and 2 above do not apply to a Nominated Person. The rights described in those Notes can only be exercised by registered members of the Company.

Note 4

As at 6 March 2008 (being the last business day prior to the publication of this notice) the Company's issued share capital amounted to 271,266,117 ordinary shares carrying one vote each. Therefore the total voting rights in the Company as at 6 March 2008 were 271,266,117 votes.

Note 5

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those Shareholders registered on the Register of Members of the Company as at 6.00 pm on 21 April 2008 (or in the event that the meeting is adjourned, only those Shareholders registered on the Register of Members of the Company as at 6.00 pm on the day which is two days prior to the adjourned meeting) shall be entitled to attend in person or by proxy and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after that time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Note 6

In order to facilitate voting by corporate representatives at the Annual General Meeting, arrangements will be put in place at the meeting so that: (i) if a corporate Shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that corporate Shareholder present at the meeting then, on a poll, those corporate representatives will give voting directions to the Chairman of the meeting and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate Shareholder attends the meeting but the corporate Shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated from those corporate representatives in attendance on behalf of the corporate Shareholder who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate Shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives – www.icsa.org.uk – for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in paragraph (i) of this Note 6.

Note 7

The following documents will be available for inspection at the registered office of the Company and at the offices of Dickson Minto WS, Royal London House, 22-25 Finsbury Square, London EC2A 1DX during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this notice until the conclusion of the Annual General Meeting and on the date of the Annual General Meeting at the Hilton Hotel, 1 William Street, Glasgow from 10.45 am until the conclusion of the meeting:

1. Copies of all contracts of service under which Directors are employed by the Company or any of its subsidiary undertakings and the letters of appointment of the Chairman and the Non-executive Directors of the Company.
2. Copies of the amended rules of the Aggreko Performance Share Plan 2004 and the Aggreko Co-investment Plan 2004 as proposed to be adopted with effect from the passing of resolutions 11 and 12 respectively.
3. A copy of the Articles of Association of the Company as proposed to be adopted with effect from the passing of resolution 16.

Part A: Summary of Proposed Amendments to the Aggreko Performance Share Plan 2004 (the 'PSP') and the Aggreko Co-investment Plan 2004 (the 'CIP')

Principal features of the PSP

Under the current rules of the PSP in any financial year an eligible employee may be granted a conditional award of shares (called a 'Performance Share Award' or 'Base PSP Award') over ordinary shares in the Company ('Shares') with a market value normally not exceeding 100% of his base salary (200% in exceptional circumstances). For the purposes of the PSP 'base salary' is defined as meaning an eligible employee's annual base salary before tax (excluding bonuses and benefits in kind) at the time that an invitation to participate in the PSP is issued. A Base PSP Award will vest subject to (i) the satisfaction of the performance conditions described below over a three year performance period comprising the three financial years of the Company commencing with the financial year in which the award is granted, and (ii) the continued employment of the employee within the Group.

75% of a Base PSP Award is subject to an earnings per share ('EPS') target and 25% of a Base PSP Award is subject to a Return on Capital Employed ('ROCE') target.

The EPS-based performance condition measures real compound growth in aggregate EPS over the performance period. For the purposes of awards granted under the PSP (and the CIP) EPS is defined as meaning the fully diluted EPS as published in the Annual Report and Accounts of the Company for each financial year during the relevant performance period. In 2007, that part of a Base PSP Award subject to the EPS target will not vest if real compound growth in aggregate EPS is 3% or less per annum. Maximum vesting of the portion of the Base PSP Award subject to the EPS target will occur if real compound growth in aggregate EPS is 8% or more per annum. For performance between these levels, between 0% and 100% of the total number of Shares subject to the EPS-based performance target will vest on a straight-line basis. For 2008, the measure has been set at 3%-10%.

The ROCE-based performance target measures average ROCE over the performance period. The Remuneration Committee reviews the appropriate ROCE performance range for each annual grant of awards made under the PSP. For awards made in 2007, the portion of a Base PSP Award subject to the ROCE performance target will not vest if average ROCE is 20% or less per annum and maximum vesting will occur if average ROCE is 23% or more per annum. For performance between these levels, between 0% and 100% of the total number of Shares subject to the ROCE-based performance condition will vest on a straight-line basis. For 2008, the range has been set between 23% and 25%.

The minimum and maximum average ROCE targets approved by Shareholders in 2004 were 13.7% and 15.7% per annum.

The same EPS and ROCE based performance targets and vesting schedules also apply to existing Matching Share Awards granted by the Company under the CIP (see Principal features of the CIP below).

Proposed Amendments to the PSP

Performance conditions applying to Base PSP Awards granted on or after 23 April 2008

As set out above, it is envisaged that future Base PSP Awards will be subject to the same performance conditions as those currently applying to Base PSP Awards (i.e. EPS and ROCE) except that maximum vesting of the portion of a Base PSP Award subject to the EPS target will only be achieved if the real compound growth in aggregate EPS is 10% or more per annum (increased from the current target of 8% or more per annum).

The ROCE-based performance targets will continue to be set by the Remuneration Committee which for 2008 have been set at between 23% and 25%.

It is proposed that these amended performance conditions will also apply to future CIP awards granted on or after 23 April 2008 (see Proposed amendments to the CIP – Performance Conditions applying to future Share Matching Awards below).

Individual limits – Super PSP Awards

It is proposed that the rules of the PSP are amended to provide that the Committee may award a Base PSP Award on the condition that the total number of Shares that vest is multiplied by a factor of between 1.3 and 2, subject to the achievement of an additional stretching EPS-based performance target (such award being known as a 'Super PSP Award'). Super PSP Awards will be awarded on the basis that if the real compound growth in aggregate EPS over the three-year performance period applying to Base PSP Awards is equal to 13% per annum, the total number of Shares that vest under a linked Base PSP Award will be multiplied by 130%. If real compound growth in aggregate EPS over the performance period exceeds 13% per annum, the total number of Shares that vest under a Base PSP Award will be subject to the following multipliers:

EPS growth in excess of RPI over the three year performance period applying to Base PSP Awards	Multiplier applying to the number of shares that vest under a linked Base PSP Award
Between 10% and 13% p.a.	1
Equal to 13% p.a.	1.3
Equal to or greater than 20% p.a.	2
Between 13% and 20% p.a.	Between 1.3 and 2 on a straight-line basis

Subject to shareholder approval, the same performance targets and multiples will also apply to 'Super Matching Awards' under the CIP (see Proposed amendments to the CIP – Super Matching Awards below).

For example, employee X is granted a Base PSP Award under the PSP over 50,000 shares and the Committee determine that X shall also be entitled to a Super PSP Award. At the end of the performance period real compound growth in aggregate EPS is equal to 15% per annum and the ROCE targets have been satisfied in full.

X's Base PSP Award vests in full (i.e. 50,000 Shares vest). In addition, X will be entitled to receive a Super PSP Award equal to an additional 25,000 Shares (i.e. X would receive a total of 75,000 Shares). If, for example, real compound growth in aggregate EPS was equal to 20% per annum over the performance period, X would receive a Super PSP Award equal to an additional 50,000 Shares (i.e. X would receive a total of 100,000 Shares).

In accordance with the rules of the PSP, the Committee may vary the terms of the performance conditions applying to existing Super PSP Awards (the 'super performance conditions') to take account of technical changes (e.g. changes in accounting standards, the impact of corporate events including acquisitions by the Company etc.), provided the Committee considers the varied conditions are fair and reasonable and not materially less challenging than the original super performance conditions would have been but for the event in question. Similarly, the Committee may set different super performance conditions from those described above for future Super PSP Awards provided that in the reasonable opinion of the Committee, the new super performance conditions and targets are not materially less challenging in the circumstances than those described above.

In the event that a Performance Shares Award vests early by reason of a participant ceasing to be a director or employee of a group company for one of the 'good leaver' reasons specified in the PSP (e.g. death, injury, ill-health, retirement, redundancy, the sale or transfer of his employing company or business to a person who is not a group member, or any other reason permitted by the Committee) or upon the occurrence of a takeover, scheme of arrangement, winding-up or demerger of the Company (a 'Relevant Event') the performance period will end early on the date of the Relevant Event and the Committee will determine the extent to which the super performance condition has, or would have, in its opinion, been satisfied. In so doing the Committee may take into account the fact that the super performance condition will be measured over a shorter period than originally envisaged.

Subject to shareholder approval, these same conditions will also apply to the proposed Super Matching Awards (see Proposed amendments to the CIP – Super Matching Awards below).

Principal Features of the CIP

Under the CIP, eligible employees may invest up to a maximum of 20% of their base salary in Shares ('Investment Shares'). For the purposes of the CIP 'base salary' is defined as meaning an eligible employee's annual base salary before tax (excluding bonuses and benefits in kind) at the time that an invitation to participate in the CIP is issued.

Currently eligible employees may be granted a Matching Share Award by the Company with a minimum guaranteed match of three Shares for every four Investment Shares held by a participant (i.e. a 75% match) (known as the 'Minimum Match') subject to the continued employment of the employee within the Company's group and provided that the linked Investment Shares are retained by participants over a three year period.

Currently, higher levels of matching, up to a maximum match of six Shares for every four Investment Shares held (known as the 'Maximum Match'), can be achieved subject to continued employment within the Company's group, the retention of Investment Shares and the satisfaction of performance conditions. The performance conditions only apply to that part of a Matching Share Award in excess of the Minimum Match and are exactly the same as the conditions that apply to Base PSP Awards, as described above. Specifically in 2007, 75% of the total number of shares subject to the performance conditions will vest subject to the achievement of a target based on real compound growth in aggregate EPS over three years of 3% (0% vesting) to 8% (100% vesting) per annum; and 25% of the total number of shares subject to the performance condition will vest subject to the achievement of a target based on average ROCE over three years of 20% (0% vesting) and 23% (100% vesting) per annum. In 2008, the measures have been set at 3%-10% EPS and between 23% and 25% ROCE.

For example, under the current terms of the CIP, assuming a Maximum Match of six Shares for every four Investment Shares committed under the plan, if employee X had committed 12,000 Investment Shares he would have been granted a Matching Share Award over a total of 18,000 Shares, of which 9,000 Shares would have been subject to the Minimum Match. Of the 9,000 Shares in excess of the Minimum Match, 6,750 Shares would be subject to the EPS based performance condition and 2,250 Shares would be subject to the ROCE based performance condition.

In all other respects the rules of the CIP are similar to the rules of the PSP.

Proposed Amendments to the CIP

Performance conditions applying to Matching Share Awards granted on or after 23 April 2008

Future Matching Share Awards granted on or after 23 April 2008 (excluding Shares subject to the Minimum Match) will be subject to the same performance conditions as those applying to future Base PSP Awards granted on or after 23 April 2008 as summarised above (see Performance Conditions applying to Base PSP Awards granted on or after 23 April 2008).

Individual limits

Investment Shares

It is proposed that the maximum value of Investment Shares that may be committed by an eligible employee under the CIP in any financial year of the Company is increased from 20% to 30% of that eligible employee's base salary.

Matching Share Awards

It is proposed that the rules of the CIP are amended so that the total number of Shares over which a Matching Share Award may be granted to an eligible employee in any financial year of the Company is subject to an increased maximum match equal to eight Shares for every four Investment Shares committed to the CIP (i.e. a 2 x match). In addition, the Minimum Match will be reduced to three Shares for every six Investment Shares held (i.e. a 50% match).

For example, if in the future employee X commits 12,000 Investment Shares, he may be awarded a Matching Shares Award over a total 24,000 Shares, of which 6,000 Shares will be subject to the Minimum Match and 18,000 Shares will be subject to the EPS and ROCE based performance conditions.

Super Matching Awards

In the same way that the Committee wishes to be able to grant Super PSP Awards under the Performance Share Plan (see Proposed amendments to the PSP – Super PSP Awards above), it is proposed that the rules of the CIP are amended to allow the Committee to grant Matching Share Awards on the condition that the total number of Shares that vest is multiplied by a factor of between 1.3 and 2, subject to the achievement of an additional stretching EPS-based performance target (such award being known as a 'Super Matching Award'). The performance conditions applying to Super Matching Awards will be the same as those that apply to Super PSP Awards, as described above. Specifically, if real compound growth in aggregate EPS over the three-year performance period applying to Matching Share Awards is equal to 13% per annum, the total number of Shares that vest will be multiplied by 130%. Similarly, if real compound growth in aggregate EPS over the performance period exceeds 20% per annum, the total number of Shares that vest will be multiplied by 200%, with straight-line vesting between these two points.

For example, employee X commits 12,000 Investment Shares under the CIP and is granted a Matching Share Award over 24,000 Shares. At the end of the performance period X has retained all of his Investment Shares and real compound growth in aggregate EPS is equal to 15% per annum and the ROCE targets have been satisfied in full. Accordingly, X's Matching Share Award over 24,000 Shares vests in full. In addition, X will be entitled to receive a Super Matching Award equal to an additional 12,000 Shares (i.e. X would receive a total of 36,000 Shares). If, for example, real compound growth in aggregate EPS was equal to 20% per annum over the performance period, X would receive a Super Matching Award equal to an additional 24,000 Shares (i.e. X would receive a total of 48,000 Shares).

The Committee will be able to alter the performance conditions applying to existing Super Matching Awards and set new performance conditions in the same circumstances and on the same terms as those that apply to Super PSP Awards, as described above.

Similarly, if a Matching Share Award vests early by reason of a participant ceasing to be a director or employee of a group company for one of the 'good leaver' reasons described under the PSP above or upon the occurrence of takeover, scheme of arrangement, winding-up or demerger of the Company, the extent to which the performance conditions applying to Super Matching Awards have been satisfied will be determined by the Committee in the same way as the conditions applying to Super PSP Awards, as described above.

Part B: Summary of the Material Changes to the Articles of Association of the Company

The principal changes arising from the adoption of the new articles of association pursuant to Resolution 16 (the 'New Articles') are set out below. References to Article numbers are references to a particular Article in the New Articles.

Articles that Duplicate Statutory Provisions

Certain provisions in the current Articles which replicate provisions contained in companies legislation are in the main amended to bring them into line with the Companies Act 2006 (the '2006 Act'). Certain examples of such provisions, including provisions as to convening general meetings and proxies, are detailed below.

Electronic Communications and CREST

The New Articles contain amendments designed to maximise the Company's ability to use electronic systems for communication with shareholders.

Companies have been able to communicate with shareholders by electronic means (i.e. email) in respect of certain types of information for some years. However, the 2006 Act extends this communication method to all shareholder information (including company notices, documents and other information) and enables the Company to invite shareholders to agree that information may be supplied by means of a website. The amendments within the New Articles allow the Company to take advantage of the changes within the 2006 Act which may lead to administrative cost savings in the future.

The key change in the 2006 Act is that it enables the Company to communicate with shareholders by placing documents on the Company's website unless shareholders expressly elect to receive hard copy documents. It is important to note that before doing so the Company is required to write to all shareholders and give them the opportunity to decide whether they would prefer to receive documentation in hard copy form. They are given a period to respond and, if they do not, website communication becomes the default method. The website can be used to distribute various items including notices of meetings, annual reports, accounts and summary financial statements. This will reduce overheads by cutting down substantially on printing costs and paper usage and will also benefit the environment.

In addition, the New Articles further simplify procedures for transacting the business of the Board by permitting the service of notice of resignation, appointment of alternates and execution of directors' resolutions by electronic means.

Uncertificated Shares

The existing Articles contain provisions permitting the holding of shares in uncertificated form in accordance with the CREST uncertificated securities system. Under the Uncertificated Securities Regulations 2001, Euroclear UK & Ireland Limited ('Euroclear') is the holder of the register of the uncertificated shares in the issuer. The Registrar continues to hold the register of the certificated shares but it is only a copy record (obtained from Euroclear) of uncertificated shares held by the issuer.

Given the importance of the register of members being accurate (in respect of both certificated and uncertificated shares), the New Articles have been clarified as follows:

- by the addition of a 'catch-all' provision at Article 14(B) so that the Articles cannot be interpreted as being inconsistent in any way with Euroclear keeping the official register of uncertificated securities; and
- by providing that the Company will not be liable for a failure of its obligation to maintain a register of uncertificated shares (Article 14(E)).

Form of Resolution

The existing Articles contain provisions referring to 'extraordinary' resolutions and 'extraordinary' general meetings. These concepts have been abolished under the 2006 Act. Meetings of shareholders other than annual general meetings are referred to simply as general meetings. Any resolution requiring a 75% majority will be a 'special' resolution. Where for any purpose an ordinary resolution is required a special resolution shall also be effective.

Convening of General Meetings and Annual General Meetings

The provisions of the existing Articles dealing with the convening of general meetings and annual general meetings and the length of notice required to convene such meetings are amended in the New Articles to conform to the new provisions of the 2006 Act. In particular, general meetings to consider special resolutions can now be convened on 14 clear days' notice whereas previously 21 clear days' notice was required. An annual general meeting still requires 21 clear days' notice.

Votes of Members

Under the 2006 Act proxies are entitled to vote on a show of hands whereas under the existing Articles proxies are only entitled to vote on a poll. The time limits for the appointment of proxies have also been altered by the 2006 Act so that weekends and bank holidays do not need to be counted in determining the time limits for lodging of proxies. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share or class of shares held by the shareholder.

Corporate Representatives

The 2006 Act permits a corporate shareholder to appoint multiple corporate representatives who can attend, speak, vote and count towards a quorum at any general meeting. However, where multiple corporate representatives exercise votes in different ways, the 2006 Act provides that no votes have been exercised. The New Articles reflect the provisions in the 2006 Act.

Age of Directors on Appointment
The existing Articles require the Company to give notice to the members of the age of any potential appointee to the board of directors where that appointee is 70 years old or more. This has been deleted in the New Articles as it may fall foul of age discrimination legislation.

Retirement of Directors by Rotation
The Combined Code on Corporate Governance recommends that all directors must submit themselves for election at every third annual general meeting following the meeting at which they were elected or last re-elected. The New Articles reflect this position.

Conflicts of Interest
The New Articles retain the provisions of the existing Articles in relation to directors' conflicts of interest. However, it is intended that with effect from 1 October 2008 these provisions will be amended to reflect new provisions of the 2006 Act in relation to directors' conflicts of interests which are expected to come into force on that date.

The 2006 Act sets out directors' general duties which largely codify the existing law but with some changes. Under the 2006 Act, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or may conflict, with the Company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The 2006 Act allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, insofar as the articles of association contain a provision to this effect. The 2006 Act also allows articles to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision, the directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and the availability of board papers to protect a director being in breach of duty if a conflict of interest or a potential conflict of interest arises. It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers to authorise conflicts are operating effectively.

It is proposed that the New Articles will also contain provisions giving the Directors authority to approve situations involving directors' conflicts of interest and to allow conflicts of interest to be dealt with by the Board.

Each of these new provisions are contained in Resolution 17 set out in the notice of the Annual General Meeting and will, if adopted, take effect from 1 October 2008.

Directors' Fees
It is proposed that the cap on directors' fees (currently being £300,000 in aggregate per annum) be increased by £100,000 to £400,000 in aggregate per annum. The Board considers that the change is required to allow the Company sufficient fees to remunerate its non-executive directors as the existing limit was set in 2003 since when the number of non-executive appointments has increased from four to six. Shareholders should note that this cap applies to non-executive directors' fees only. The remuneration of executive directors is not subject to this cap and is the responsibility of the Remuneration Committee.

Borrowing Powers
The existing Articles of the Company place limits on the extent to which the Board can exercise the powers of the Company to borrow money. These restrictions are found at Article 102 and provide that the Company shall not borrow more than three times the 'adjusted capital and reserves' without the approval of the shareholders. Certain amendments have been made in the New Articles to the provisions stipulating what adjustments can be made to the statutory accounts in determining the 'adjusted capital and reserves'. These are designed to give more flexibility to the Company and include taking account of any adjustments that the auditors wish to make and excluding reserves relating to pension surplus or deficit.

Indemnity
The 2006 Act extends the scope of the indemnities that may be offered to directors under the existing law by allowing a company to indemnify the directors of a company that is a trustee of an occupational pension scheme against any liability incurred in connection with the company's activities as trustee of the scheme. The New Articles have been amended to allow this form of indemnity to be granted by the Company. The Board believes that the power of the Company to indemnify its Directors in the manner described above is fair and reasonable and introduces a more appropriate balance of risk and reward for any person asked to serve on the board of a pension trustee company.

Shareholder Information

Payment of Dividends by BACS

Many Shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to Shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the Shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid directly to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in May 2008.

Online Shareholder Services and Share Dealing

Shareholders may wish to take advantage of the 'Online' enquiry service offered by the Registrar. This service allows a Shareholder to access his/her own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an 'Information Zone' which provides answers to many questions frequently asked by Shareholders. The Registrar also offers a share dealing service to existing Shareholders.

Sharegift

We value all our Shareholders, no matter how many shares they own, but we do realise that some Shareholders hold on to small quantities of shares because they believe that the cost of selling them would make the transaction uneconomic. A free service is available to enable Shareholders with small holdings, should they so wish, to donate their shares to charity, and gain the benefit of tax relief on this donation. This scheme has been successfully adopted by several large quoted companies, and further details are available from the Secretary.

Officers and Advisers

Secretary and Registered Office

Hew Campbell
8th Floor
120 Bothwell Street
Glasgow G2 7JS
United Kingdom
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. SC 177553

Registrars and Transfer Office

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
West Yorkshire HD8 0LA
United Kingdom
Tel 0871 664 0300
Calls cost 10p per minute plus network extras
Website www.capitaregistrars.com

Stockbrokers

UBS – London
Citigroup Global Markets – London

Auditors

PricewaterhouseCoopers LLP – Glasgow
Chartered Accountants

Financial Calendar

	Year ended 31 December 2007	6 Months ending 30 June 2008
Results announced	6 March 2008	Late August 2008
Report posted	17 March 2008	Mid September 2008
Annual General Meeting	23 April 2008	
Ex-dividend date	16 April 2008	Late October 2008
Dividend record date	18 April 2008	Late October 2008
Dividend payment date	16 May 2008	Late November 2008

Financial Summary

Revenue £m

Year	Value
2007	693.2
2006	540.7
2005	417.7
2004	323.6
2003	331.8

Trading profit £m

Year	Value
2007	132.9
2006	86.7
2005	59.6
2004	45.1
2003	42.1

Trading margin %

Year	Value
2007	19.2
2006	16.0
2005	14.3
2004	13.9
2003	12.7

Dividend per share (pence)

2007	8.06[3]
2006	6.72
2005	6.11
2004	5.82
2003	5.65

Profit before tax £m

Year	Value
2007	124.2
2006	83.1
2005	56.4
2004	42.5
2003	40.1

Diluted earnings per share (pence)

Year	Value
2007	30.02
2006	19.87
2005	13.72
2004	10.79
2003	10.14

Average number of employees

Year	Value
2007	2,707
2006	2,229
2005	1,997
2004	2,004
2003	2,127

Net operating assets £m

2007	554.0
2006	470.2[4]
2005	356.5
2004	296.8
2003	323.7

Return on average capital employed %

Year	Value
2007	26.7
2006	22.1
2005	18.6
2004	15.0
2003	13.4

Capital expenditure £m

Year	Value
2007	180.6
2006	128.0
2005	80.2
2004	56.3
2003	61.9

Net debt £m

Year	Value
2007	202.6
2006	205.2
2005	102.9
2004	82.1
2003	99.9

Shareholders' funds £m

Year	Value
2007	293.3
2006	226.2
2005	208.2
2004	178.5
2003	185.9

1 2004 and 2006 numbers are pre-exceptional items

2 Trading profit represents operating profit before gain on sale of property, plant and equipment

3 The Board is recommending a final dividend of 5.02 pence per ordinary share, which, when added to the interim dividend of 3.04 pence, gives a total for the year of 8.06 pence per ordinary share

4 2006 net operating assets have been restated to include goodwill and final fair value adjustments relating to the GE Energy Rentals acquisition



Head office
Aggreko plc
8th Floor
120 Bothwell Street
Glasgow G2 7JS
United Kingdom
Telephone 0141 225 5900
Fax 0141 225 5949
www.aggreko.com

Financial Summary

Revenue £m

Year	Value
2007	693.2
2006	540.7
2005	417.7
2004	323.6
2003	331.8

Trading profit £m

Year	Value
2007	132.9
2006	86.7
2005	59.6
2004	45.1
2003	42.1

Trading margin %

Year	Value
2007	19.2
2006	16.0
2005	14.3
2004	13.9
2003	12.7

Dividend per share (pence)

2007	8.06[3]
2006	6.72
2005	6.11
2004	5.82
2003	5.65

Profit before tax £m

Year	Value
2007	124.2
2006	83.1
2005	56.4
2004	42.5
2003	40.1

Diluted earnings per share (pence)

Year	Value
2007	30.02
2006	19.87
2005	13.72
2004	10.79
2003	10.14

Average number of employees

Year	Value
2007	2,707
2006	2,229
2005	1,997
2004	2,004
2003	2,127

Net operating assets £m

2007	554.0
2006	470.2[4]
2005	356.5
2004	296.8
2003	323.7

Return on average capital employed %

Year	Value
2007	26.7
2006	22.1
2005	18.6
2004	15.0
2003	13.4

Capital expenditure £m

Year	Value
2007	180.6
2006	128.0
2005	80.2
2004	56.3
2003	61.9

Net debt £m

Year	Value
2007	202.6
2006	205.2
2005	102.9
2004	82.1
2003	99.9

Shareholders' funds £m

Year	Value
2007	293.3
2006	226.2
2005	208.2
2004	178.5
2003	185.9

[1] 2004 and 2006 numbers are pre-exceptional items

[2] Trading profit represents operating profit before gain on sale of property, plant and equipment

[3] The Board is recommending a final dividend of 5.02 pence per ordinary share, which, when added to the interim dividend of 3.04 pence, gives a total for the year of 8.06 pence per ordinary share

[4] 2006 net operating assets have been restated to include goodwill and final fair value adjustments relating to the GE Energy Rentals acquisition

Glossary

CO_2
Carbon dioxide.

ERP system
A software package which is designed to manage all the operational and accounting functions of our business.

g/(bhp-hr)
Emissions in grams per brake-horsepower hour.

Hub
A large service centre where large items of equipment are stored and serviced.

International Power Projects business
The part of our business which handles very large power contracts. Customers are mainly in developing countries but power projects can arise anywhere in the world.

kVA
A thousand volt amperes.

Local business
The part of our business that looks after customers local to our service centres in Europe, North, Central & South America, the Middle East, Asia and Australasia.

LWA
Sound power level at source.

MW
Megawatt – a million watts of electricity.

National Rental Centre
An administration centre which provides call handling and contract administration for our Local business.

NOx
Oxides of nitrogen.

Particulate
In general this term relates to visible smoke.

Spoke
A small service centre which provides a logistics point from where equipment can be prepared and sent out quickly to customers.

Tier 1, Tier 2, Tier 3
US Federal Government target emission reduction levels.



Designed and produced by Tayburn Corporate



Head office
Aggreko plc
8th Floor
120 Bothwell Street
Glasgow G2 7JS
United Kingdom
Telephone 0141 225 5900
Fax 0141 225 5949
www.aggreko.com

INTERIM 2008

Aggreko plc Interim Report 2008

aggreko

CONTENTS

Reports

Accounts

Shareholders

This document is important and requires your immediate attention. If you are in any doubt as to the action you should take, you should contact an appropriate independent adviser immediately. If you have sold or otherwise transferred all of your shares in Aggreko plc you should forward this document to the purchaser or transferee, or the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



On our website
Visit our investors' section at
www.aggreko.com/investors for the following:
- Interim Results Announcement 2008
- Interim Results Presentation
- Annual Reports and Accounts 2007
- Interactive Charting 2000-2007
- Major Projects 2007 – Image Gallery

OUR PERFORMANCE

Financial highlight for the six months ended 30 June 2008

	2008	2007	Movement As reported %	Movement Constant Currency %
Revenue £m	**407.7**	317.5	28.4	24.2
Trading profit £m	**72.5**	50.9	42.6	37.3
Profit before tax £m	**67.9**	47.5	42.8	
Diluted EPS pence	**16.88**	11.50	46.8	
Dividend per share pence	**3.80**	3.04	25.0	

Revenue
£m


2008 407.7
2007 317.5 693.2
2006 238.0 540.7
2005 167.2 417.7
2004 150.8 323.6

Trading profit[1]
£m


2008 72.5
2007 50.9 132.9
2006 30.7 86.7
2005 17.8 59.6
2004 16.8 45.1

Profit before tax[1]
£m


2008 67.9
2007 47.5 124.2
2006 29.6 83.1
2005 16.6 56.4
2004 15.7 42.5

Diluted EPS[1]
Pence


2008 16.88
2007 11.50 30.02
2006 7.08 19.87
2005 4.13 13.72
2004 3.98 10.79

[1] 2004 and 2006 numbers are pre-exceptional items.

■ Half year □ Full year

Dividend per share
Pence


2008 3.80
2007 3.04 8.06
2006 2.53 6.72
2005 2.34 6.01
2004 2.25 5.82

Chairman's Statement

Philip Rogerson
Chairman



Introduction

Aggreko has delivered another strong operational and financial performance in the first six months of 2008, with trading profits in constant currency, in our Local businesses and International Power Projects increasing by 44% and 30% respectively (pre-intangible asset amortisation: 42% and 30% respectively). While the Local businesses in Europe and North America saw modest levels of revenue growth, our businesses in the Middle East, Asia, Australia, and Central & South America grew very strongly.

Acquisition

As outlined in our strategy update in March 2008, we believe we can drive premium levels of growth in our Local business by ensuring that we are present in areas which will have high levels of economic growth. In line with this strategy, we announced on 19 August that we had acquired substantially all the assets and trading contracts of Power Plus Rentals & Sales Ltd and associated companies. The maximum consideration, payable in cash, is CN$38.7 million (£19.5 million). Power Plus Rentals & Sales have established a strong position in the power rental market in the Athabasca Oil Sands in Canada, and the acquisition of these assets will enable us to accelerate our penetration of a market in which over $10 billion per annum is being invested by the oil majors and others. Further details of this acquisition are given in the Interim Management Report.

Dividend

The strong trading of recent years, along with the high levels of dividend and interest cover, allows us to increase the interim dividend by 25% over the 2007 interim dividend; accordingly, I am delighted that the Board has decided to declare an interim dividend of 3.80 pence per share. The interim dividend will be paid on 24 October 2008 to shareholders on the register at 26 September 2008, with an ex-dividend date of 24 September 2008.

Trading

Reported revenue in the first half at £407.7 million (2007: £317.5 million) was 28% higher than 2007 while revenue, in constant currency and excluding pass-through fuel[1] increased by 23%. Profit before tax increased by 43% to £67.9 million (2007: £47.5 million), and earnings per share increased by 46% to 16.97 pence.

During the first six months of the year, Aggreko's capital expenditure amounted to £124.3 million, compared with £84.3 million in the same period last year. It is expected that capital expenditure for the full year will be around £265 million compared with £180.6 million in 2007.

Largely as a consequence of this capital expenditure, net debt increased during the period by £75.2 million to £277.8 million; this compares with £223.7 million at 30 June 2007. Aggreko's financial position remains strong with gearing of 88% (30 June 2007: 91%) and interest cover of 11.8 times (30 June 2007: 9.3 times). Aggreko had bank facilities totalling £388.6 million at 30 June 2008, of which £135.4 million are due to be refinanced in September 2009 with the balance in 2011. Following the period end, these facilities have been supplemented by an additional £60 million.

[1] Pass-through fuel revenue relates to two customers in Sri Lanka and Uganda in our International Projects business to whom we provide fuel on a pass-through basis.

Board changes
Roy McGlone will retire as a Director with effect from 1 September 2008. Roy joined the Board in September 2002, and was appointed chairman of the Audit Committee in December 2002. During his time on the Board we have all benefited from Roy's wise counsel and considerable business experience. I would like on behalf of the Board to extend our thanks to Roy and wish him well for the future. I am delighted to say that following Roy's retirement Robert Macleod has agreed to take on the role of chairman of the Audit Committee.

Outlook
In looking ahead to the end of the year, there is a marked difference in the outlook for our businesses in North America and Europe on the one hand and those in the Middle East, Africa, Asia, and Central & South America on the other. In the former, we expect generally uncertain conditions, with softer demand. In the latter, we expect the strong growth seen over recent years to continue.

Notwithstanding the difficult market backdrop in North America and Europe, we expect these businesses to trade at similar levels to last year in the second half, which reflects the fact that we are not reliant on any one single market sector, and that we are able to shift resources between end-user segments.

In our Local businesses in the Middle East, Asia, and Central & South America we expect further strong progress, with demand unabated and our capabilities and scale growing rapidly. This progress will be sustained towards the end of the year by the return of the fleet currently being used on the Beijing Olympics contract.

In International Power Projects we expect the rate of profits growth to accelerate, as new fleet is delivered, projects mobilised in the first half start to generate income, utilisation once again increases, and margins strengthen. We believe that this business will have a very strong second half.

Overall, we now anticipate that Aggreko's performance for the year will exceed current market expectations.

Philip G Rogerson
Chairman
26 August 2008

Interim Management Report

Rupert Soames
Chief Executive



Angus Cockburn
Finance Director



Group Trading Performance

In the first half of 2008, Aggreko once again delivered strong revenue growth together with improved margins and return on capital employed.

	2008 £ million	2007 £ million	Movement As reported	Movement Constant currency
Revenue	**407.7**	317.5	28.4%	24.2%
Revenue excl. pass-through fuel	**368.3**	289.4	27.2%	22.7%
Trading profit[1]	**72.5**	50.9	42.6%	37.3%
Operating profit	**74.2**	53.3	39.4%	34.2%
Net interest expense	**(6.3)**	(5.8)	(9.8)%	
Profit before tax	**67.9**	47.5	42.8%	
Taxation	**(22.4)**	(16.6)	(34.8)%	
Profit after tax	**45.5**	30.9	47.2%	
Basic earnings per share (pence)	**16.97**	11.64	45.8%	

[1] Trading profit represents operating profit before gain on sale of property, plant and equipment.

Group revenue, as reported, increased 28% to £407.7 million (2007: £317.5 million), while Group trading profit of £72.5 million (2007: £50.9 million) increased by 43%. Group trading margin improved from 16.0% in 2007 to 17.8% in 2008 and return on capital employed, measured on a rolling 12-month basis, improved from 24.4% in 2007 to 27.5%.

Group profit before tax grew by 43% to £67.9 million (2007: £47.5 million) and profit after tax increased by 47% to £45.5 million (2007: £30.9 million). The lower tax rate largely reflects the regional mix of profits. Earnings per share increased by 46% to 16.97 pence (2007: 11.64 pence).

The effect of currency movements in the period – mainly the Euro and Australian dollar exchange rates – has been to increase revenue by £10.7 million and trading profit by £2.0 million on a like-for-like basis. Pass-through fuel accounted for £39.4 million (2007: £28.1 million) of reported revenue of £407.7 million and £1.3 million (2007: £1.0 million) of reported trading profit of £72.5 million.

Excluding the impact of the currency movements and pass-through fuel revenue, Group revenue grew by 23% (as reported: 28%) and trading profit by 38% (as reported: 43%). On the same basis, trading margin in the first half was 19.3% (as reported: 17.8%) which compares with 17.2% in 2007 (as reported: 16.0%).

The Group's growth was made possible by increased investment in new fleet during the period. Total capital expenditure for the period was £124.3 million, £40.0 million up on the prior year. Notwithstanding this substantial increase in fleet capacity, the ratio of revenue (excluding pass-through fuel) to gross rental assets, which is a key measure of capital productivity, increased from 70% to 73%.

Regional Trading Performance as reported in £ million

Management Group	Geography/Line of Business	Revenue 2008 £ million	Revenue 2007 £ million	Revenue Change %	Trading Profit 2008 £ million	Trading Profit 2007 £ million	Trading Profit Change %
Local business							
North America	USA & Canada	**80.5**	74.8	7.7%	**11.3**	11.2	1.7%
Europe	Northern Europe	**39.5**	39.5	-%	**5.3**	3.9	35.8%
	Continental Europe	**49.7**	37.2	33.6%	**3.9**	1.1	242.0%
International Local businesses	Middle East, Asia-Pacific, South America	**85.2**	53.3	59.6%	**20.9**	10.7	96.6%
Sub-total Local business		**254.9**	**204.8**	**24.4%**	**41.4**	**26.9**	**54.5%**
International Power Projects							
International	International Power Projects excl. pass-through fuel	**113.4**	84.6	34.1%	**29.8**	23.0	29.7%
International	Pass-through fuel	**39.4**	28.1		**1.3**	1.0	
Sub-total International Power Projects		**152.8**	**112.7**	**35.6%**	**31.1**	**24.0**	**29.4%**
Group		**407.7**	**317.5**	**28.4%**	**72.5**	**50.9**	**42.6%**
Group	North America	**80.5**	74.8	7.7%	**11.3**	11.2	1.7%
	Europe	**89.2**	76.7	16.2%	**9.2**	5.0	82.2%
	International	**238.0**	166.0	43.4%	**52.0**	34.7	50.0%
Group		**407.7**	**317.5**	**28.4%**	**72.5**	**50.9**	**42.6%**
Group excluding pass-through fuel		**368.3**	**289.4**	**27.2%**	**71.2**	**49.9**	**43.0%**

The performance of each of these regions in the first half is described below:

Local business: North America

	2008 $ million	2007 $ million	Change %
Revenue	**159.0**	147.4	7.9%
Trading profit	**22.4**	22.0	1.9%

Our North American business had a solid first half in a challenging economic environment, with revenue increasing by 8% to $159.0 million and trading profit increasing by 2% to $22.4 million. Trading margin decreased slightly to 14.1% (2007: 14.9%), in part due to increases in fuel and transport costs.

Performance was mixed on an area basis with strong trading in South Texas and Central areas, but weaker markets in the Southeast and Great Lakes areas.

In terms of business mix, both rental and services revenue grew by 8%. Temperature control revenue was strong in the first half, helped by a number of large cooling-tower projects. Oil-free air rental revenue also increased. Power, on the other hand, was weaker, with revenue for the first half down 6%.

Local business: Europe

	2008 € million	2007 € million	Change %
Revenue	**115.0**	113.7	1.1%
Trading profit	**11.8**	7.5	58.5%

Continental Europe

	2008 € million	2007 € million	Change %
Revenue	**64.1**	55.1	16.2%
Trading profit	**5.0**	1.7	197.5%

Northern Europe

	2008 £ million	2007 £ million	Change %
Revenue	**39.5**	39.5	-%
Trading profit	**5.3**	3.9	35.8%

Interim Management Report continued

In Europe, margins continued to improve, albeit by different routes in the two businesses. Strong revenue growth helped our Continental European business to improve trading profits, while cost control and improving the terms of some existing contracts helped Northern Europe.

Revenue in Continental Europe was 16% higher than the previous period at €64.1 million and trading profit increased by €3.3 million over the same period last year. Trading margin increased to 7.8% (2007: 3.1%). Rental revenue grew by 9%, while services revenue grew by 32%. Within rental revenue, power and temperature control revenue increased by 7% and 21% respectively. Germany, Benelux and Italy all traded well, while France and Spain were slightly down on the prior year.

In Northern Europe revenue for the first six months was in line with prior year with a strong performance from Scotland and Norway offset by decreases in UK South East, UK South West and Ireland. An important achievement during the first half was the securing of a contract to supply gas-powered generation to projects associated with the construction programme for the 2012 Olympics. This is the first major gas project to be secured in Europe. In terms of business mix, rental revenue was down by 3% and services revenue was up by the same percentage. Within rental revenue, power was down by 7% while temperature control was up by 11%.

Local business: Aggreko International

	2008 $ million	2007 $ million	Change %
Revenue	**168.1**	105.1	59.9%
Trading profit	**41.3**	21.0	96.9%

Aggreko's International Local business had another excellent first half with revenue growing by 60% to $168.1 million and trading profit growing by 97% to $41.3 million. Trading margin increased to 24.6% from 20.0% in the prior year.

Relentless demand combined with an increase of over 20% in average fleet size led to a strong performance in the Middle East. Our Local businesses in South & Central America continued to show strong growth with revenue increasing 62% over the prior period while our business in Asia also demonstrated strong growth driven by the oil and gas, shipping and mining sectors. In Australia the cooler summer led to a decrease in temperature control revenue but this was more than offset by the increase in power revenue mainly from mining and utilities.

Our contract for the provision of temporary power for the Beijing Olympics, one of the largest and most complex temporary power contracts ever undertaken, was executed flawlessly with over 140MW of power and 480 kilometres of cable installed in 37 venues, supporting broadcasting to over 4 billion viewers world-wide. We look forward to supporting the Paralympics in the coming weeks. Revenue recognised in the first half from the Olympics totalled $17.9 million; total revenue from the Beijing Olympics is expected to be in the region of $40 million. Excluding this major event, rental revenue in Aggreko's International Local business increased by 43% and services revenue grew by 44%. Within rental revenue, power increased by 48% and temperature control by 16%.

International Power Projects: Aggreko International

	2008 $ million	2007 $ million	Change %
Revenue (excluding pass-through fuel)	**223.9**	166.7	34.3%
Trading profit (excluding pass-through fuel)	**59.1**	45.5	29.9%

Our International Power Projects business delivered another strong performance with revenue, excluding pass-through fuel, growing by 34% to $223.9 million and trading profits increasing by 30% to $59.1 million. Trading margin reduced to 26.4% (2007: 27.3%) as a consequence of slightly lower utilisation and higher mobilisation costs.

Revenue from gas-powered generation grew 32%, and during the first half we signed contracts with new customers in Asia, Africa and the Middle East. We now have over 100MW of gas-powered capacity committed to customers.

During the period we have won twenty two new contracts, including 60 MW in Chile, 100 MW on new sites in Uganda and Kenya, and 40 MW in Bangladesh. Our International Power Projects businesses in Africa and the Middle East achieved substantial growth while there was also a strong performance from Central and South America.

In aggregate during the first six months of 2008 we carried out power projects in 49 countries and the number of operational projects increased by 13% over the same period last year. Our order book increased by 26% to 22,000 MW months during the period, equivalent to just over 14 months forward order cover at the current level of activity.

The acquisition of Power Plus Rentals & Sales

As outlined in our strategy update in March 2008, we believe we can drive premium levels of growth in our Local business by ensuring that we are present in areas which have high levels of economic growth. One such area is the Athabasca Oil Sands in Alberta and Saskatchewan, where over $10 billion is being invested annually by the oil majors and others in the development of reserves. For several years, Aggreko has been doing small amounts of business in the area, and we have been looking to find ways to accelerate our growth; as part of this strategy we opened a small depot in Edmonton in 2007. On 19 August we announced that we had acquired the assets and trading contracts of Power Plus Rentals and Sales Ltd and several associated companies ("Power Plus"); over the last three years Power Plus has grown revenue at a compound rate of over 35% and has established a leading position in the Oil Sands market. Together, these companies had unaudited revenue of CN$10.6 million (£5.4 million at an exchange rate of £=CN$1.98) and EBIT of CN$5.1 million (£2.6 million) in the financial year ending in July 2008. The value of assets in the vendor's books that we will be acquiring is CN$11.0 million (£5.6 million). The purchase consideration, to be paid in cash, comprises a fixed element of CN$31.0 million (£15.6 million) and further payments of up to a maximum of CN$7.7 million (£3.9 million) dependent on financial performance over the next three years. This transaction has the following key benefits for Aggreko:

- consistent with Aggreko's strategy of growing its core business in power and temperature control by fleet investment, geographic expansion and carefully-selected acquisitions;
- gives Aggreko a leading position in an important part of the Oil & Gas market;
- extends Aggreko's expertise in designing equipment for, and operating in, extremely cold environments;
- reinforces Aggreko's ability to serve Oil & Gas customers on a global basis; and
- strengthens Aggreko's position in Canada, where it already has service centres in Sarnia, Toronto and Edmonton. In May 2008, Aggreko was made Official Supplier of Power and Temperature Control for the 2010 Winter Olympic Games in Vancouver.

Outlook

In looking ahead to the end of the year, there is a marked difference in the outlook for our businesses in North America and Europe on the one hand and those in the Middle East, Africa, Asia, and Central & South America on the other. In the former, we expect generally uncertain conditions, with softer demand. In the latter, we expect the strong growth seen over recent years to continue.

Notwithstanding the difficult market backdrop in North America and Europe, we expect these businesses to trade at similar levels to last year in the second half, which reflects the fact that we are not reliant on any one single market sector, and that we are able to shift resources between end-user segments.

In our Local businesses in the Middle East, Asia, and Central & South America we expect further strong progress, with demand unabated and our capabilities and scale growing rapidly. This progress will be sustained towards the end of the year by the return of the fleet currently being used on the Beijing Olympics contract.

In International Power Projects we expect the rate of profits growth to accelerate, as new fleet is delivered, projects mobilised in the first half start to generate income, utilisation once again increases, and margins strengthen. We believe that this business will have a very strong second half.

Overall, we now anticipate that Aggreko's performance for the year will exceed current market expectations.

Financial Review
Currency Translation

The net overall impact of exchange rates on currency translation in the first six months of 2008 was to increase revenue and trading profit by £10.7 million and £2.0 million respectively. Currency translation also gave rise to a £5.5 million increase in reserves as a result of year on year movements in exchange rates.

Interim Management Report continued

Set out in the table below are the principal exchange rates affecting the Group's overseas profits and net assets:

Per £ sterling	2008 Average	2008 Period End	2007 Average	2007 Period End
Principal Exchange Rates				
United States dollar	**1.97**	**1.99**	1.97	2.00
Euro	**1.29**	**1.26**	1.48	1.48
Other Operational Exchange Rates				
UAE Dirhams	**7.25**	**7.30**	7.24	7.37
Australian dollar	**2.13**	**2.07**	2.44	2.36

Source: Reuters

Interest

The net interest charge for the first half of 2008 was £6.3 million, an increase of £0.5 million on 2007 reflecting the higher level of average net debt. Interest cover increased to 11.8 times from 9.3 times in 2007.

Effective Tax Rate

The current forecast of the effective tax rate for the full year, which has been used in the interim accounts, is 33.0% as compared with 35.0% in the same period last year. This decrease in the tax rate largely reflects changes in the regional mix of profits and the reduction in the UK Corporation tax rate to 28% with effect from 1 April 2008.

Dividends

Based on the proposed interim dividend of 3.80 pence per ordinary share, an increase of 25.0% as compared with the same period in 2007, dividend cover is 4.5 times (30 June 2007: 3.8 times).

Cashflow

EBITDA (earnings before interest, taxes, depreciation and amortisation) for the period amounted to £127.0 million, up 28.9% on 2007. The net cash inflow from operations during the first six months of 2008 totalled £99.0 million (2007: £96.6 million) as the favourable operating performance was partially offset by higher working capital commitments. The increase in working capital was caused primarily by the growth of second quarter revenue in 2008 compared to 2007. Debtor days are at a similar level to last year. The increase in inventory levels is predominantly due to the growing number of contracts and locations in our International Power Projects business as well as increased activity in our manufacturing operation. Capital expenditure of £124.3 million was up £40.0 million on the same period in 2007 reflecting increased investment in our rental fleet to support the growth of the business.

Net debt increased by £75.2 million during the period and, at £277.8 million, is £54.1 million higher than at 30 June 2007. Gearing (net debt as a percentage of equity) at 30 June 2008 decreased to 88% from 91% at 30 June 2007 while on a rolling 12-month basis net debt to EBITDA was 0.91x compared to 1.01x for the same period in 2007.

Financial Resources

The Group maintains sufficient facilities to meet its normal funding requirements in respect of on-going working capital and capital expenditure over the medium term. These facilities are primarily in the form of committed bank facilities, totalling £388.6 million at 30 June 2008, arranged on a bilateral basis with a number of international banks. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations. £135.4 million of the total committed bank facilities of £388.6 million are due to be refinanced in September 2009 with the balance in 2011. Since 30 June 2008 further committed 5 year facilities of £60.0 million have been agreed. Although there may be an increase in the level of finance cost for future borrowings we do not consider that there will be significant barriers to obtaining finance and we anticipate that we will be able to fully refinance the debt maturing together with any additional funding required to support the continued growth of the business. Net debt amounted to £277.8 million at 30 June 2008 and at that date, undrawn, committed facilities were £112.1 million.

Net Operating Assets

The net operating assets of the Group at 30 June 2008 totalled £652.7 million, up £150.3 million on the same period in 2007. The main components of Net Operating Assets are:

£ million	2008	2007	Movement
Rental Fleet	**479.0**	348.7	37.4%
Property, Plant	**44.8**	42.1	6.4%
Inventory	**80.8**	50.9	58.7%
Net Trade Debtors	**132.9**	96.2	38.1%

A key measure of Aggreko's performance is the return (expressed as operating profit) as a percentage of average net operating assets; we call this measure Return on Capital Employed (ROCE). For each first half we calculate ROCE by taking the operating profit on a rolling 12-month basis and expressing it as a percentage of the average net operating assets at June 30th, January 1st and the previous June 30th. For the full year, we state the period's operating profit as a percentage of the average net operating assets as at December 31st, the previous June 30th and January 1st. The average net operating assets for the 12 months to 30 June 2008 were £569.6 million, up 26% on the same period in 2007, and the operating profit for the same period was £156.8 million. In the first half of 2008 the ROCE increased to 27.5% compared with 24.4% for the same period in 2007.

Shareholders' Equity

Shareholders' equity increased by £24.4 million to £317.7 million in the six months ended 30 June 2008, represented by the net assets of the Group of £595.5 million before net debt of £277.8 million. The movements in shareholders' equity are analysed in the table below:

Movements in Shareholders' Equity

	£ million	£ million
As at 1 January 2008		293.3
Profit for the financial period	45.5	
Dividend[1]	(13.5)	
Retained earnings		32.0
New share capital subscribed		1.0
Purchase of own shares held under trust		(13.2)
Credit in respect of employee share awards		3.2
Actuarial losses on retirement benefits		(9.1)
Currency translation difference		5.5
Other[2]		5.0
As at 30 June 2008		**317.7**

1 Reflects the dividend of 5.02 pence per share (2007: 4.19 pence) that was paid during the period.
2 Other includes tax on items taken directly to reserves and movements in the hedging reserve.

Principal Risks and Uncertainties

In the day to day operations of the Group, we face risks and uncertainties. Our job is to mitigate and manage these risks and the Board has developed a formal risk management process which is described on page 43 of the 2007 Annual Report and Accounts. Also set out on pages 23 to 26 of that report are the principal risks and uncertainties which we believe could potentially impact the Group and their mitigation strategies. We do not believe that the principal risks and uncertainties facing the business have changed materially since the publication of the Annual Report.

Shareholder information

Our website can be accessed at www.aggreko.com. This contains a large amount of information about our business, including a range of charts and data, which can be down loaded for easy analysis. The website also carries copies of recent investor presentations, as well as Stock Exchange announcements.

Rupert Soames
Chief Executive

Angus Cockburn
Finance Director

26 August 2008

Group Income Statement

For the six months ended 30 June 2008 (unaudited)

	Notes	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Revenue	6	407.7	317.5	693.2
Cost of sales		(185.5)	(141.7)	(315.9)
Gross profit		222.2	175.8	377.3
Distribution costs		(98.3)	(76.9)	(163.6)
Administrative expenses		(51.4)	(48.0)	(80.8)
Other income		1.7	2.4	3.0
Operating profit	6	74.2	53.3	135.9
Finance costs				
– Interest expense		(6.5)	(6.4)	(13.2)
– Interest income		0.2	0.6	1.5
Profit before taxation		67.9	47.5	124.2
Taxation	9			
– UK		(7.6)	(3.6)	(13.8)
– Overseas		(14.8)	(13.0)	(29.7)
Profit for the period		45.5	30.9	80.7

The above results relate to continuing operations and all profit for the period is attributable to equity shareholders of the Company.

Earnings per share (pence)				
Basic	8	16.97	11.64	30.33
Diluted	8	16.88	11.50	30.02

Group Statement of Recognised Income and Expense

For the six months ended 30 June 2008 (unaudited)

	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Profit for the period	45.5	30.9	80.7
Actuarial (losses)/gains on retirement benefits	(9.1)	3.1	(0.1)
Movement in deferred tax on pension liability	2.5	(0.9)	–
Cashflow hedges (net of deferred tax)	0.4	–	(4.6)
Net exchange gains/(losses) offset in reserves	5.5	(1.7)	5.6
Total recognised income for the period	44.8	31.4	81.6

Group Balance Sheet

As at 30 June 2008 (unaudited)

	Notes	30 June 2008 £ million	30 June 2007 Restated (Note 10) £ million	31 Dec 2007 £ million
Non-current assets				
Goodwill	10	38.4	37.0	38.0
Intangible assets		9.6	10.6	10.0
Property, plant and equipment		523.8	390.8	444.6
Derivative financial instruments		0.2	0.8	–
Deferred tax asset		2.4	1.7	2.4
		574.4	440.9	495.0
Current assets				
Inventories		80.8	50.9	60.0
Trade and other receivables		210.9	159.4	165.4
Derivative financial instruments		0.1	1.0	0.1
Cash and cash equivalents	5	11.1	8.1	9.8
Current tax assets		2.1	1.3	2.4
		305.0	220.7	237.7
Total assets		879.4	661.6	732.7
Current liabilities				
Borrowings	11	(12.4)	(2.9)	(0.2)
Derivative financial instruments		(1.6)	–	(2.1)
Trade and other payables		(214.2)	(150.3)	(172.6)
Current tax liabilities		(21.6)	(11.2)	(24.8)
Provisions	12	(0.4)	(2.6)	(1.3)
		(250.2)	(167.0)	(201.0)
Non-current liabilities				
Borrowings	11	(276.5)	(228.9)	(212.2)
Derivative financial instruments		(2.8)	(0.1)	(2.7)
Deferred tax liabilities		(18.4)	(12.1)	(14.7)
Retirement benefit obligation		(13.1)	(5.0)	(8.1)
Provisions	12	(0.7)	(1.1)	(0.7)
		(311.5)	(247.2)	(238.4)
Total liabilities		(561.7)	(414.2)	(439.4)
Net assets		317.7	247.4	293.3
Shareholders' equity				
Share capital		54.4	54.0	54.2
Share premium		9.6	7.5	8.8
Treasury shares		(21.0)	(10.6)	(10.5)
Capital redemption reserve		0.1	0.1	0.1
Hedging reserve (net of deferred tax)		(3.0)	1.2	(3.4)
Foreign exchange reserve		(14.2)	(27.4)	(19.7)
Retained earnings		291.8	222.6	263.8
Total shareholders' equity		317.7	247.4	293.3

Group Cash Flow Statement

For the six months ended 30 June 2008 (unaudited)

	Notes	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Cash flows from operating activities				
Cash generated from operations	4	99.0	96.6	230.2
Tax paid		(17.5)	(11.4)	(21.4)
Net cash generated from operating activities		81.5	85.2	208.8
Cash flows from investing activities				
Acquisitions (net of cash acquired)		–	(6.7)	(0.4)
Purchases of property, plant and equipment (PPE)		(124.3)	(84.3)	(180.6)
Proceeds from sale of PPE		2.6	4.4	8.1
Net cash used in investing activities		(121.7)	(86.6)	(172.9)
Cash flows from financing activities				
Net proceeds from issue of ordinary shares		0.9	0.3	1.8
Increase in long-term loans		89.7	48.8	66.0
Repayment of long-term loans		(29.0)	(24.7)	(62.6)
Net movement in short-term loans		4.5	(5.4)	(7.1)
Interest received		0.2	0.6	1.5
Interest paid		(6.2)	(6.1)	(12.8)
Dividends paid to shareholders		(13.5)	(11.1)	(19.2)
Purchase of treasury shares		(13.2)	(4.2)	(4.2)
Net cash generated from/(used in) financing activities		33.4	(1.8)	(36.6)
Net decrease in cash and cash equivalents		(6.8)	(3.2)	(0.7)
Cash and cash equivalents at beginning of the period		9.6	10.0	10.0
Exchange gain on cash and cash equivalents		0.4	–	0.3
Cash and cash equivalents at end of the period	5	3.2	6.8	9.6

Reconciliation of net cash flow to movement in net debt

For the six months ended 30 June 2008 (unaudited)

	Notes	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Decrease in cash and cash equivalents		(6.8)	(3.2)	(0.7)
Cash inflow from movement in debt		(65.2)	(18.7)	3.7
Changes in net debt arising from cash flows		(72.0)	(21.9)	3.0
Exchange (loss)/gain		(3.2)	3.4	(0.4)
Movement in net debt in period		(75.2)	(18.5)	2.6
Net debt at beginning of period		(202.6)	(205.2)	(205.2)
Net debt at end of period	11	(277.8)	(223.7)	(202.6)

Notes to the Interim Accounts

For the six months ended 30 June 2008 (unaudited)

1 General information

This condensed consolidated interim financial information was approved for issue on 26 August 2008.

This condensed consolidated interim financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory Accounts for the year ended 31 December 2007 were approved by the Board on 6 March 2008 and delivered to the Registrar of Companies. The report of the auditors on those Accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 237 of the Companies Act 1985.

This condensed consolidated interim financial information is unaudited but has been reviewed by the Group's auditors, whose report is on page 22.

2 Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority and with IAS 34 'Interim financial reporting' as adopted by the European Union. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with IFRSs as adopted by the European Union.

3 Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning 1 January 2008, but are not currently relevant for the Group.

- IFRIC 11, 'IFRS 2 – Group and treasury share transactions'
- IFRIC 12, 'Service concession arrangements'
- IFRIC 14, 'IAS 19 – the limit on a defined benefit asset, minimum funding requirements and their interaction.'

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year beginning 1 January 2008 and have not been early adopted:

	Effective date
IAS 23 (amendment) – Borrowing costs	1 January 2009
IFRS 8 – Operating segments	1 January 2009
IFRS 2 (amendment) – Share based payment	1 January 2009
IFRS 3 (amendment) – Business combinations	1 July 2009
IAS 1 (amendment) – Presentation of financial statements	1 January 2009
IAS 32 (amendment) – Financial instruments: presentation	1 January 2009
IFRIC 13 – Customer loyalty programmes	1 July 2008

Upon adoption of IFRS 8, the Group will need to expand the disclosure in relation to segmental analysis. The adoption of this standard is not expected to impact the Group's profit or net assets.

The Directors do not anticipate that the adoption of any of the other above standards or interpretations will have a material impact on the Group's financial statements in the period of initial application.

For the six months ended 30 June 2008 (unaudited)

4 Cashflow from operating activities

	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Profit for the period	45.5	30.9	80.7
Adjustments for:			
Tax	22.4	16.6	43.5
Depreciation	51.9	44.3	92.8
Amortisation of intangibles	0.9	0.9	1.6
Interest income	(0.2)	(0.6)	(1.5)
Interest expense	6.5	6.4	13.2
Profit on sale of PPE	(1.7)	(2.4)	(3.0)
Share based payments	3.2	2.6	4.6
Changes in working capital (excluding the effects of exchange differences on consolidation):			
Increase in inventories	(19.8)	(10.6)	(18.6)
Increase in trade and other receivables	(41.5)	(5.6)	(13.4)
Increase in trade and other payables	32.7	16.6	34.7
Net movements in provisions for liabilities and charges	(0.9)	(2.5)	(4.2)
Net retirement benefit cost	–	–	(0.2)
Cash generated from operations	99.0	96.6	230.2

5 Cash and cash equivalents

	30 June 2008 £ million	30 June 2007 £ million	31 Dec 2007 £ million
Cash at bank and in hand	10.3	6.5	9.1
Short-term bank deposits	0.8	1.6	0.7
	11.1	8.1	9.8

Cash and bank overdrafts include the following for the purposes of the cashflow statement:

	30 June 2008 £ million	30 June 2007 £ million	31 Dec 2007 £ million
Cash and cash equivalents	11.1	8.1	9.8
Bank overdrafts (Note 11)	(7.9)	(1.3)	(0.2)
	3.2	6.8	9.6

6 Segmental reporting

(a) Revenue by segment

	Total revenue			Inter-segment revenue			External revenue		
	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Northern Europe	**39.5**	39.5	80.8	**–**	–	–	**39.5**	39.5	80.8
Continental Europe	**49.7**	37.2	87.2	**–**	–	0.1	**49.7**	37.2	87.1
North America	**80.6**	74.9	168.5	**0.1**	0.1	0.2	**80.5**	74.8	168.3
Middle East, Asia-Pacific, South America	**85.5**	53.5	116.8	**0.3**	0.2	0.4	**85.2**	53.3	116.4
Local business	**255.3**	205.1	453.3	**0.4**	0.3	0.7	**254.9**	204.8	452.6
International Power Projects	**152.8**	112.8	240.8	**–**	0.1	0.2	**152.8**	112.7	240.6
Eliminations	**(0.4)**	(0.4)	(0.9)	**(0.4)**	(0.4)	(0.9)	**–**	–	–
Group	**407.7**	317.5	693.2	**–**	–	–	**407.7**	317.5	693.2

(i) Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

(ii) International Power Projects (IPP) is a global segment administered from Dubai. At the period end the assets of the IPP segment are predominantly located in the Middle East, Asia-Pacific, South America and Africa.

(iii) In accordance with how management monitors the business the results of the Beijing Olympics are now included in the Local business of Middle East, Asia-Pacific and South America instead of IPP as previously reported. Comparative figures have been restated but the effect is not considered material.

(b) Profit by segment

	Trading profit pre intangible asset amortisation			Amortisation of intangible assets arising from business combinations			Trading profit		
	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Northern Europe	**5.3**	3.9	9.8	**–**	–	–	**5.3**	3.9	9.8
Continental Europe	**4.0**	1.2	11.6	**(0.1)**	(0.1)	(0.1)	**3.9**	1.1	11.5
North America	**11.7**	11.7	36.4	**(0.4)**	(0.5)	(0.8)	**11.3**	11.2	35.6
Middle East, Asia-Pacific, South America	**21.1**	10.9	24.8	**(0.2)**	(0.2)	(0.3)	**20.9**	10.7	24.5
Local business	**42.1**	27.7	82.6	**(0.7)**	(0.8)	(1.2)	**41.4**	26.9	81.4
International Power Projects	**31.1**	24.0	51.6	**–**	–	(0.1)	**31.1**	24.0	51.5
Group	**73.2**	51.7	134.2	**(0.7)**	(0.8)	(1.3)	**72.5**	50.9	132.9

6 Segmental reporting continued

(b) Profit by segment continued

	Gain on sale of PPE			Operating profit		
	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Northern Europe	0.1	–	0.2	5.4	3.9	10.0
Continental Europe	–	0.5	0.7	3.9	1.6	12.2
North America	0.7	0.3	1.0	12.0	11.5	36.6
Middle East, Asia-Pacific, South America	–	0.1	0.2	20.9	10.8	24.7
Local business	0.8	0.9	2.1	42.2	27.8	83.5
International Power Projects	0.9	1.5	0.9	32.0	25.5	52.4
Group	1.7	2.4	3.0	74.2	53.3	135.9
Finance costs – net				(6.3)	(5.8)	(11.7)
Profit before taxation				67.9	47.5	124.2
Taxation				(22.4)	(16.6)	(43.5)
Profit for the period				45.5	30.9	80.7

(c) Depreciation and amortisation by segment

	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Northern Europe	5.2	5.2	10.5
Continental Europe	7.4	6.4	13.0
North America	11.8	11.9	23.6
Middle East, Asia-Pacific, South America	10.1	7.8	16.1
Local business	34.5	31.3	63.2
International Power Projects	18.3	13.9	31.2
Group	52.8	45.2	94.4

(d) Capital expenditure on property, plant & equipment and intangible assets by segment

	6 months ended 30 June 2008 £ million	6 months ended 30 June 2007 £ million	Year ended 31 Dec 2007 £ million
Northern Europe	8.6	6.0	10.0
Continental Europe	6.0	7.1	14.0
North America	20.9	16.8	27.9
Middle East, Asia-Pacific, South America	30.0	8.9	37.0
Local business	65.5	38.8	88.9
International Power Projects	58.8	45.5	96.6
Group	124.3	84.3	185.5

7 Dividends

The dividends paid in the period were:

	6 months ended 30 June 2008	6 months ended 30 June 2007	Year ended 31 Dec 2007
Total dividend (£ million)	**13.5**	11.1	19.2
Dividend per share (pence)	**5.02**	4.19	7.23

An interim dividend in respect of 2008 of 3.80 pence (2007: 3.04 pence), amounting to a total dividend of £10.2 million (2007: £8.1 million) was declared during the period.

8 Earnings per share

Basic earnings per share have been calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of shares in issue during the period, excluding shares held by the Employee Share Ownership Trusts which are treated as cancelled.

	30 June 2008	30 June 2007	31 Dec 2007
Profit for the period (£ million)	**45.5**	30.9	80.7
Weighted average number of ordinary shares in issue (million)	**268.3**	265.4	266.2
Basic earnings per share (pence)	**16.97**	11.64	30.33

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	30 June 2008	30 June 2007	31 Dec 2007
Profit for the period (£ million)	**45.5**	30.9	80.7
Weighted average number of ordinary shares in issue (million)	**268.3**	265.4	266.2
Adjustment for share options (million)	**1.3**	3.3	2.8
Diluted weighted average number of ordinary shares in issue (million)	**269.6**	268.7	269.0
Diluted earnings per share (pence)	**16.88**	11.50	30.02

9 Taxation

The taxation charge for the period is based on an estimate of the Group's expected annual effective rate of tax for 2008 based on prevailing UK tax legislation at 30 June 2008. This is currently estimated to be 33.0% (2007: 35.0%). As a result of the UK Finance Act 2008 receiving Royal Assent on 21 July 2008, UK Industrial Buildings Allowances are to be gradually phased out over the period to 31 March 2011. As the date of Royal Assent fell after 30 June 2008 the deferred tax impact of this phased withdrawal will be first reflected in the Group's 2008 Annual Report and Accounts. It is currently estimated that the effect of the withdrawal will be a 1pp impact on the tax rate.

For the six months ended 30 June 2008 (unaudited)

10 Goodwill

	30 June 2008 £ million	30 June 2007 (restated) £ million	31 Dec 2007 £ million
Cost			
Balance at beginning of period	38.0	37.8	37.8
Exchange adjustments	0.4	(0.8)	0.2
At end of period	**38.4**	**37.0**	**38.0**
Accumulated impairment losses			
At beginning and end of period	–	–	–
Net book value at beginning of period	38.0	37.8	37.8
Net book value at end of period	**38.4**	**37.0**	**38.0**

During the second half of 2007, the Group finalised the fair values of the net assets acquired from GE Energy Rental on 4 December 2006 as permitted by IFRS 3 'Business combinations'. Accordingly, the acquisition previously reported at 30 June 2007 has been restated with a decrease in goodwill of £9.1 million analysed as follows:

	£ million
Property, plant & equipment	(0.8)
Trade and other receivables	3.4
Inventories	(0.7)
Trade and other payables	7.4
Deferred taxation	(0.2)
	9.1

11 Borrowings

	30 June 2008 £ million	30 June 2007 £ million	31 Dec 2007 £ million
Non-current			
Bank borrowings	**276.5**	228.9	212.2
Current			
Bank overdrafts	**7.9**	1.3	0.2
Bank borrowings	**4.5**	1.6	–
	12.4	2.9	0.2
Total borrowings	**288.9**	231.8	212.4
Short-term deposits	**(0.8)**	(1.6)	(0.7)
Cash at bank and in hand	**(10.3)**	(6.5)	(9.1)
Net borrowings	**277.8**	223.7	202.6

The bank overdrafts and borrowings are all unsecured.

The maturity of financial liabilities

The maturity profile of the borrowings was as follows:

	30 June 2008 £ million	30 June 2007 £ million	31 Dec 2007 £ million
Within 1 year, or on demand	**12.4**	2.9	0.2
Between 1 and 2 years	**133.9**	–	128.9
Between 2 and 3 years	**30.0**	133.3	–
Between 3 and 4 years	**112.6**	–	83.3
Between 4 and 5 years	**–**	95.6	–
	288.9	231.8	212.4

12 Provisions

	Reorganisation and restructuring £ million	Statutory employee termination benefit £ million	Total £ million
At 1 January 2008	1.8	0.2	2.0
Utilised during the period	(0.9)	–	(0.9)
At 30 June 2008	**0.9**	**0.2**	**1.1**

	30 June 2008 £ million	30 June 2007 £ million	31 Dec 2007 £ million
Analysis of total provisions			
Current	0.4	2.6	1.3
Non-current	0.7	1.1	0.7
Total provisions	**1.1**	3.7	2.0

(i) The provision for reorganisation and restructuring comprises the following:
 (a) Estimated costs of restructuring the Group's North American, European and International operations and the provisions are generally in respect of severance, property and related costs. The provision is expected to be fully utilised before the end of 2008.
 (b) Estimated costs related to the integration of the GE Energy Rentals business to the Group's global operations. These provisions are in respect of severance, property and other integration costs and are expected to be fully utilised before the end of 2014.

(ii) The provision for statutory employee termination benefit relates to a statutory employee termination benefit scheme in France. The provision is expected to be utilised within 18 years.

13 Statement of changes in equity

As at 30 June 2008

	Attributable to equity holders of the company							
	Ordinary share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Foreign exchange reserve (translation) £ million	Retained earnings £ million	Total equity £ million
Balance at 1 January 2008	54.2	8.8	(10.5)	0.1	(3.4)	(19.7)	263.8	293.3
Transfers from hedging reserve to property, plant and equipment	–	–	–	–	0.6	–	–	0.6
Currency translation differences	–	–	–	–	–	5.5	–	5.5
Current tax on items taken to or transferred from equity	–	–	–	–	–	–	2.0	2.0
Deferred tax on items taken to or transferred from equity	–	–	–	–	(0.2)	–	2.6	2.4
Actuarial losses on retirement benefits	–	–	–	–	–	–	(9.1)	(9.1)
Purchase of treasury shares	–	–	(13.2)	–	–	–	–	(13.2)
Credit in respect of employee share awards	–	–	–	–	–	–	3.2	3.2
Issue of ordinary shares to employees under share option schemes	–	–	2.7	–	–	–	(2.7)	–
New share capital subscribed (Note (i))	0.2	0.8	–	–	–	–	–	1.0
Profit for the period	–	–	–	–	–	–	45.5	45.5
Total recognised income/(loss) for the period	0.2	0.8	(10.5)	–	0.4	5.5	41.5	37.9
Dividends paid during period	–	–	–	–	–	–	(13.5)	(13.5)
Balance at 30 June 2008	**54.4**	**9.6**	**(21.0)**	**0.1**	**(3.0)**	**(14.2)**	**291.8**	**317.7**

(i) During the period 547,400 Ordinary shares of 20 pence each have been issued at prices ranging from £1.05 to £3.30 to satisfy the exercise of options under the Savings-Related Share Option Schemes ('Sharesave') and Executive Share Option Schemes by eligible employees. In addition 456,735 shares were allotted to US participants in the Long Term Incentive Plan by the allotment of new shares for nil consideration.

Notes to the Interim Accounts continued

For the six months ended 30 June 2008 (unaudited)

13 Statement of changes in equity continued

As at 30 June 2007

	Attributable to equity holders of the company							
	Ordinary share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Foreign exchange reserve (translation) £ million	Retained earnings £ million	Total equity £ million
Balance at 1 January 2007	53.9	7.2	(9.1)	0.1	1.2	(25.7)	198.6	226.2
Fair value losses on foreign currency cash flow hedge	–	–	–	–	0.5	–	–	0.5
Transfers from hedging reserve to property, plant and equipment	–	–	–	–	(0.8)	–	–	(0.8)
Fair value gains on interest rate swaps	–	–	–	–	0.3	–	–	0.3
Currency translation differences	–	–	–	–	–	(1.7)	–	(1.7)
Current tax on items taken to or transferred from equity	–	–	–	–	–	–	2.0	2.0
Deferred tax on items taken to or transferred from equity	–	–	–	–	–	–	(0.7)	(0.7)
Actuarial gains on retirement benefits	–	–	–	–	–	–	3.1	3.1
Purchase of treasury shares	–	–	(4.3)	–	–	–	–	(4.3)
Credit in respect of employee share awards	–	–	–	–	–	–	2.6	2.6
Issue of ordinary shares to employees under share option schemes	–	–	2.8	–	–	–	(2.8)	–
New share capital subscribed (Note (i))	0.1	0.3	–	–	–	–	–	0.4
Profit for the period	–	–	–	–	–	–	30.9	30.9
Total recognised income/(loss) for the period	0.1	0.3	(1.5)	–	–	(1.7)	35.1	32.3
Dividends paid during the period	–	–	–	–	–	–	(11.1)	(11.1)
Balance at 30 June 2007	54.0	7.5	(10.6)	0.1	1.2	(27.4)	222.6	247.4

(i) During the period 709,938 Ordinary shares of 20 pence each have been issued, of these 467,079 were issued to participants in the Aggreko Performance Share Plan and the Aggreko Co-investment Plan at an option price of £1 for all the shares comprised in their award, the remaining shares were issued at prices ranging from £1.17 to £3.07.

14 Capital commitments

	30 June 2008 £ million	30 June 2007 £ million	31 Dec 2007 £ million
Contracted but not provided for (property, plant and equipment)	**31.1**	27.4	18.1

15 Related party transactions

Transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. There were no other related party transactions in the period.

16 Seasonality

The Group is subject to seasonality with the third quarter of the year being our peak demand period, accordingly revenue and profits have historically been higher in the second half of the year.

17 Events occurring after the balance sheet date

On 19 August 2008 the Group announced the acquisition of substantially all the assets and business of Power Plus Rentals & Sales Ltd and associated companies, for a maximum consideration, payable in cash of CN$38.7 million, or £19.5 million at an exchange rate of £=CN$1.98. The purchase consideration comprises a fixed element of CN$31.0 million (£15.6 million) and further payments of up to a maximum of CN$7.7 million (£3.9 million) dependent on financial performance over the next three years. Together, these companies had unaudited revenues of CN$10.6 million (£5.4 million) and operating profit of CN$5.1 million (£2.6 million) in the financial year ending July 2008.

Statement of Directors' Responsibilities

The Directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The Directors of Aggreko plc are listed in the Aggreko plc Annual Report for 31 December 2007.

By order of the Board



Rupert Soames
Chief Executive
26 August 2008



Angus Cockburn
Finance Director
26 August 2008

Independent Review Report to Aggreko plc

Introduction
We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008, which comprises the income statement, balance sheet, statement of recognised income and expense, cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in Note 2, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Glasgow
26 August 2008

Shareholder Information

Payment of Dividends by BACS

Many Shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to Shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the Shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid directly to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in October 2008.

Online Shareholder Services and Share Dealing

Shareholders may wish to take advantage of the "Online" enquiry service offered by the Registrar. This service allows the Shareholder to access his/her own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an "Information Zone" which provides answers to many questions frequently asked by Shareholders. The Registrar also offers a share dealing service to existing Shareholders.

Sharegift

We value all our Shareholders, no matter how many shares they own, but we do realise that some Shareholders hold on to small quantities of shares because they believe that the cost of selling them would make the transaction uneconomic. A free service is available to enable Shareholders with small holdings, should they so wish, to donate their shares to charity, and gain the benefit of tax relief on this donation. This scheme has been successfully adopted by several large quoted companies, and further details are available from the Secretary.

Secretary and Registered Office

Hew Campbell
Aggreko plc
8th Floor
120 Bothwell Street
GLASGOW G2 7JS
UNITED KINGDOM
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. SC177553

Registrars and Transfer Office

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
HUDDERSFIELD
West Yorkshire HD8 0LA
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

Stockbrokers

UBS – London
Citibank Global Markets – London

Auditors

PricewaterhouseCoopers LLP – Glasgow
Chartered Accountants

Financial Calendar

	6 months ended 30 June 2008	Year ending 31 December 2008
Results announced	26 August 2008	Early March 2009
Report posted	9 September 2008	Mid March 2009
Annual General Meeting		Late April 2009
Ex-dividend date	24 September 2008	Late April 2009
Dividend record date	26 September 2008	Late April 2009
Dividend payment date	24 October 2008	Late May 2009

Financial Summary

Full year	Dec 04	Dec 05	Dec 06	Dec 07
Revenue (£m)	323.6	417.7	540.7	693.2
Trading profit (£m)	45.1	59.6	86.7	132.9
Trading margin (%)	13.9	14.3	16.0	19.2
Dividend per share (pence)	5.82	6.11	6.72	8.06
Profit before tax (£m)	42.5	56.4	83.1	124.2
Diluted earnings per share (pence)	10.79	13.72	19.87	30.02
Net operating assets (£m)	296.8	356.5	470.2	554.0
Capital expenditure (£m)	56.3	80.2	128.0	180.6
Net debt (£m)	(82.1)	(102.9)	(205.2)	(202.6)
Shareholders' equity (£m)	178.5	208.2	226.2	293.3

Half 1	Jun 04	Jun 05	Jun 06	Jun 07	Jun 08
Revenue (£m)	150.8	167.2	238.0	317.5	**407.7**
Trading profit (£m)	16.8	17.8	30.7	50.9	**72.5**
Trading margin (%)	11.1	10.7	12.9	16.0	**17.8**
Dividend per share (pence)	2.25	2.34	2.53	3.04	**3.80**
Profit before tax (£m)	15.7	16.6	29.6	47.5	**67.9**
Diluted earnings per share (pence)	3.98	4.13	7.08	11.50	**16.88**
Net operating assets (£m)	306.3	321.8	383.2	502.4[2]	**652.7**
Capital expenditure (£m)	27.8	29.1	70.6	84.3	**124.3**
Net debt (£m)	(97.9)	(99.7)	(130.2)	(223.7)	**277.8**
Shareholders' equity (£m)	171.9	183.4	213.0	247.4	**317.7**

Half 2	Dec 04	Dec 05	Dec 06	Dec 07
Revenue (£m)	172.8	250.5	302.7	375.7
Trading profit (£m)	28.3	41.8	56.0	82.0
Trading margin (%)	16.4	16.7	18.5	21.8
Dividend per share (pence)	3.57	3.77	4.19	5.02
Profit before tax (£m)	26.8	39.8	53.5	76.7
Diluted earnings per share (pence)	6.81	9.59	12.79	18.52
Net operating assets (£m)	296.8	356.5	470.2	554.0
Capital expenditure (£m)	28.5	51.1	57.4	96.3
Net debt (£m)	(82.1)	(102.9)	(205.2)	(202.6)
Shareholders' equity (£m)	178.5	208.2	226.2	293.3

(1) Trading profit represents operating profit before gain on sale of property, plant and equipment.

(2) 2007 net operating assets have been restated to include goodwill and final fair value adjustments relating to the GE Energy Rentals acquisition.

Designed and produced by Tayburn Corporate



Head office
Aggreko plc
8th Floor
120 Bothwell Street
Glasgow G2 7JS
United Kingdom
Telephone 0141 225 5900
Fax 0141 225 5949
www.aggreko.com

END